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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on April 17, 2017

Registration No. 333-216404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Select Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	1389 (Primary Standard Industrial Classification Code Number)	81-4561945 (IRS Employer Identification No.)

1820 North I-35, P.O. Box 1715
Gainesville, Texas 76241
(940) 668-0259
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John D. Schmitz
1820 North I-35, P.O. Box 1715
Gainesville, Texas 76241
(940) 668-0259
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
David P. Oelman Alan Beck Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002 (713) 758-2222	Hillary H. Holmes Baker Botts L.L.P. One Shell Plaza 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this Registration Statement.

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

         If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

         The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED APRIL 17, 2017

PRELIMINARY PROSPECTUS

10,600,000 Shares

Select Energy Services, Inc.

CLASS A COMMON STOCK

        This is the initial public offering of the Class A common stock of Select Energy Services, Inc., a Delaware corporation. We are offering 10,600,000 shares of our Class A common stock. No public market currently exists for our Class A common stock. We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please see "Risk Factors" and "Summary—Emerging Growth Company Status."

        We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol "WTTR."

        We anticipate that the initial public offering price of our Class A common stock will be between $15.00 and $18.00 per share.

        Investing in our Class A common stock involves risks. Please see "Risk Factors" beginning on page 24 of this prospectus.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds, before expenses, to us
Per share	$	$	$
Total	$	$	$
(1)
We have agreed to reimburse the underwriters for up to $20,000 of fees and expenses of counsel related to the review by the Financial Industry Regulatory Authority, Inc. of the terms of sale of the Class A common stock offered hereby. We refer you to "Underwriting" beginning on page 154 of this prospectus for additional information regarding underwriting compensation.

        The selling shareholders have granted the underwriters an option for a period of 30 days to purchase up to 1,590,000 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 10,600,000 shares of Class A common stock in this offering. We will not receive any proceeds from the sale of shares by the selling shareholders in connection with the exercise of the underwriters' option.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The underwriters expect to deliver the shares on or about                           , 2017.

Credit Suisse	FBR	Wells Fargo Securities

BofA Merrill Lynch	Citigroup	J.P. Morgan

Deutsche Bank Securities		RBC Capital Markets
Simmons & Company International, Energy Specialists of Piper Jaffray

The date of this prospectus is                           , 2017.

        You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by us or on behalf of us or to which we have referred you. Neither we, the selling shareholders nor the underwriters have authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we, the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please read "Risk Factors" and "Forward-Looking Statements."

MARKET DATA

        We use market data and industry forecasts throughout this prospectus, and in particular in the sections entitled "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Market data used in this prospectus has been obtained from publicly available information and publications as well as our good faith estimates. The industry data sourced from The Freedonia Group is from its "Industry Study #3352: Oilfield Chemicals" report published in November of 2015. The industry data sourced from Spears & Associates is generally from its "Drilling and Production Outlook" report published in March 2017 as well as its "Hydraulic Fracturing Market Report" published in the first quarter of 2017 as well as other supporting materials. We believe that these third-party sources are reliable. We believe that the information contained

i

therein has been obtained from sources believed to be reliable. However, we have not independently verified the data obtained from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties that apply to the other forward-looking statements that are described in this prospectus. In addition, while we are not aware of any misstatements regarding the market or industry data presented herein, such statements involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors."

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SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus, but it does not contain all of the information that you may consider important in making your investment decision. Before deciding to invest in our Class A common stock, you should carefully read the entire prospectus, including in particular, "Risk Factors," "Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operation" and the consolidated financial statements and related notes included elsewhere in this prospectus. The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus.

        The information presented in this prospectus assumes an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus). In this prospectus, unless the context otherwise requires, references to the "Company," "we," "our," "us" or similar terms refer (1) prior to the consummation of the transactions described under "Organizational Structure" to Select Energy Services, LLC, or Select LLC, and SES Holdings, LLC, or SES Holdings, and their consolidated subsidiaries, and (2) after the transactions described under "Organizational Structure," to Select Energy Services, Inc., or Select Inc., and its consolidated subsidiaries.

        Except as otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock and excludes Class A common stock reserved for issuance under our equity incentive plan.

 Company Overview

        We are a leading provider of total water solutions to the U.S. unconventional oil and gas industry. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary pipe) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal. Our services are necessary to establish and maintain production of oil and gas over the productive life of a horizontal well. Water and related services are increasingly important as oil and gas exploration and production ("E&P") companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral) in order to improve production and recovery of hydrocarbons. Historically, we have generated a substantial majority of our revenues through providing total water solutions to our customers. We provide our services to major integrated and large E&P companies, who typically represent the largest producers in each of our areas of operations.

        Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on fracking to stimulate the production of oil and gas from dense subsurface rock formations. Prior to the fracking process, we source, transfer, provide containment of and treat the water used by our customers in the well completion process. The fracking process involves the injection of significant amounts of water and proppants (typically sand) under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. The fractures created allow hydrocarbons to flow into the wellbore for extraction. After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. After the fracking process is completed, we provide a variety of services related to flowback and produced water and fluids that complement oil and gas completion and production activities.

        The diagram below illustrates the services we provide during the completion cycle of a horizontal well:

        As the development of unconventional reservoirs has evolved, the water service needs of E&P companies have grown and diversified. Increasing completion intensity and the shift to multi-well pad drilling have significantly increased the demand for water and resulted in more complex logistical challenges in sourcing, transferring, containing and disposing of the water needed to drill and complete wells as well as to maintain production. Seeking to maximize the efficiency of their completion techniques, E&P companies have found that substantially increasing the amount of water and proppant injected into the formation can dramatically increase production. Management estimates that the completion of a horizontal well in 2009 required an average of approximately 75,000 barrels of water or approximately 575 tank truck loads, while a current horizontal well completion can require in excess of 500,000 barrels per well or approximately 3,850 tank truck loads. These volumes are amplified in multi-well pad completions which can require in excess of 5 million barrels of water per pad, or the equivalent of 38,500 tank truck loads. Significant mechanical, logistical, environmental and safety issues related to the transfer of such large volumes via tank truck have resulted in E&P companies shifting their operational focus away from traditional tank truck operators and small, local water service providers, to larger, regional and national players, like us, who have the expertise and scale to provide high quality, reliable and comprehensive water solution services.

        We believe our broad geographic footprint, comprehensive suite of water services, inventory of water sources and permanent and temporary pipeline infrastructure position us to be a leading provider of water solutions in all of the shale plays that we serve. We have well-established field operations in what we believe to be core areas of all major shale plays in the United States, including the Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin) and other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian). Our broad footprint enables us to service the majority of current domestic unconventional drilling and completions activity. We estimate that over 80% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas and anticipate that the vast majority of rigs that will be deployed in the near- to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, and where we expect producers to invest significant capital as commodity prices continue to recover from recent lows.

        We seek to be a "one-stop" provider of total water solutions for our customers in most of our areas of operations. We have the capability to provide all of the water services our customers require in their drilling and completion activities (predominantly for fracking), including the sourcing, transferring, containing and monitoring of water. We also offer various complementary water-related services that support oil and gas completion and production activities, including well testing, flowback, fluid hauling, pipeline gathering, treatment, recycling and disposal of water. For 2016, 76% of our water solutions segment revenue was generated from pre-frac and well testing activities with the remaining 24% from flowback and produced water services. Due to the increasing amount of water and fluid involved in completing a productive horizontal well by current industry standards, production of oil and gas in unconventional basins would not be commercially viable without the kind of extensive and complex water solutions and logistics-related services that we provide.

        Our inventory of water sources is a key competitive advantage and enables us to offer our customers reliable access to the volume of water essential for fracking operations. Water sources are often difficult to locate, permit and reliably access, particularly in the quantities required for multi-well pad development programs. Navigating applicable regulations is especially difficult as the rules governing the sourcing of fresh water vary by state, county and municipality and each water resource may be overseen by federal and state agencies, regional water basin commissions, local water planning agencies and individual landowners. Additionally, upon the occurrence of a material breach, including nonpayment and default in performance, or unexpected adverse environmental impacts, the applicable governmental agency generally has the authority to terminate certain of our existing permits, including our Bakken permits and our permit with the Brazos River Authority. Our permits that may be terminated in this way do not currently represent a material portion of our operating results. We have spent the past five or more years obtaining strategic water sources and have secured permits or long-term access rights to approximately 1.5 billion barrels of water annually from currently in excess of 350 sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Poudre, Rio Grande, Sabine, San Antonio, South Platte and Washita Rivers. In the Bakken, for example, we believe we have established a market leading position by securing three governmental permits which enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Freshwater access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. In addition to surface water rights, groundwater resources are a key component of our extensive water portfolio. These sources have been secured or developed within our water solutions group and are designed with dedicated storage and transfer logistics to offer a complete water management service.

        The first step in procuring a water source is identifying an area of interest based on anticipated drilling and completion activity as a result of lease activity, applications for permits and industry sources. We initiate the water sourcing process with a focus on gathering as much information as possible. Initially, we search public water records and use spatial data such as static and interactive maps managed and generated by our geographic information system team. This information provides a comprehensive overview of the area of interest, including information regarding active drilling rigs, permits, currently contracted water sources, potential surface water sources, river and stream use permits and existing and potential water well locations. We also research groundwater and surface water availability, landowner information, regulatory requirements of the state, county and district, and access logistics. After a specific water source is identified, we perform an assessment of the particular prospective source, including confirming availability, regulatory status, and any limitations on potential water rights. We use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes. After confirming the relevant ownership information, we begin negotiations with the applicable landowner or holder of the water rights. After finalizing the agreements and access rights, our team will obtain additional regulatory approvals, permits and right-of-ways as needed based on the regulatory authorities involved and individual circumstances. Going forward, we believe that our expertise and relationships in water sourcing will provide us with a competitive advantage in identifying and securing additional sources of water.

        As a complement to our water sourcing rights, we have also made significant investments in strategic pipelines that provide reliable and cost effective water transfer. Our most significant pipeline assets are located in the Bakken and allow us to take advantage of our water permits in that area. Our Bakken pipelines consist of two active underground pipeline systems, the Charlson and the Iverson systems, in McKenzie County, North Dakota that can currently deliver up to 62 million barrels of fresh water per year. We are in the process of developing a third underground pipeline to support Williams County and western Mountrail County in North Dakota that would increase our capacity to take advantage of our maximum permitted right to 100 million barrels of fresh water per year. We have signed long-term contracts supported by Areas of Mutual Interest ("AMIs") with major Bakken producers that we believe will utilize a significant portion of our current pipeline capacity. We have also made investments outside of the Bakken, including our pipeline serving the SCOOP area of Oklahoma and our pipeline serving the Haynesville. In addition to our permanent water delivery systems, we have invested over $100 million in temporary piping systems, including approximately 525 miles of lay-flat hose, a temporary piping solution, and other related assets. These investments enable us to provide our customers with temporary water transfer systems that have substantially lower risk of leaks or spills compared to many alternative temporary piping options. We believe our expansive inventory of lay-flat hose, in combination with our customers' preference for this temporary water transfer method, positions us to be a market leader for this class of water transfer services. Going forward, we intend to make additional investments in water transfer infrastructure and believe we are well positioned to capture attractive opportunities due to our market position, customer relationships and industry experience and expertise.

Other Services

        In addition to our comprehensive water solutions, we also offer our customers services through our accommodations and equipment rentals segment as well as our wellsite completion and construction services segment. Our accommodations and rentals segment provides workforce accommodations and surface rental equipment supporting oil and gas drilling, completion and production operations. Our wellsite completion and construction services segment includes crane and logistics services, wellsite and pipeline construction and various field services. We provide our accommodation and rentals and wellsite completion and construction services to a wide range of customers in most of the major shale plays or basins in the United States.

Industry Trends and Market Recovery

        While demand for our services has declined from its highs in late 2014 as a result of the downturn in commodity prices and the corresponding decline in oil and gas drilling and completion activity, we believe that demand for our services will increase over the near-to-medium term as producers resume drilling and completion activities, including completion of their drilled but uncompleted wells, which we refer to as "DUCs." According to Baker Hughes' North American Rotary Rig Count, as of the week ended March 31, 2017, the number of active drilling rigs across our areas of operations has remained constant or increased in 41 of the last 45 weeks and has increased by approximately 119% since recent lows in late May 2016. If commodity prices continue to stabilize or rise, we expect to continue to see an increase in oil and gas drilling and completion activities leading to increased demand for our services.

        We believe we will benefit from the emerging recovery of domestic drilling and completion activity as a result of our presence in what we believe to be the core of key domestic shale basins and the consistent industry trends of (i) increases in horizontal drilling, (ii) greater rig efficiency, characterized by multi-well pad development programs that enable our customers to drill more wells with each active rig and (iii) higher horizontal well completion intensity characterized by the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral. We also anticipate that the initial increases in drilling and completion activity will occur within our service footprint as capital spending will first be concentrated in the acreage that offers the most attractive economics to our upstream customers. These industry trends toward completion intensity and increased rig efficiency will directly benefit companies, like us, that provide consumable completion services, such as water or proppant. Given the increased production, recoveries and expected returns that E&P companies have reported due to greater rig efficiency and increasing completion intensity, we project a continuation of these trends. Therefore, we believe that growth in demand for water-related services will significantly outpace the growth in rig count throughout the industry recovery.

        We also expect to see an increase in demand for our services as oil and gas producers complete their inventory of DUCs. While oil and gas producers typically have some inventory of DUCs, the backlog has grown significantly during the past two years as oil and gas producers have deliberately delayed completing drilled wells in anticipation of higher commodity prices that would generate higher returns on invested capital. According to the Drilling Productivity Report released on February 13, 2017 by the U.S. Energy Information Administration, or the EIA, as of January 2017, there were over 5,300 DUCs in the major U.S. shale plays (excluding the MidContinent) and 498 active drilling rigs in those areas, representing approximately 11 DUCs per active drilling rig in those areas. This represents a significant increase from approximately three DUCs per active drilling rig in those areas as of January 2014 according to EIA data. As commodity prices increase to levels that meet the targeted returns of E&P companies, we expect E&P companies will complete their DUC inventory. We expect the completion of this DUC inventory will increase the demand for water and our water-related completion services above the rate of growth in rigs in the near-to-medium term.

        As a result of the prolonged decline in oil and gas completion and production activity and the relative oversupply of the services we offer in the market, the prices that we charge for our water and water-related services have declined. We estimate that across all service lines and regions, prices are down 30% to 35% from late 2014. For the reasons discussed above, we expect oil and gas drilling, completion and production activity, and the related demand for our services, to increase in the near-to-medium term. As this demand increases, we expect that supply constraints and the returns that our customers are able to achieve on their upstream investments should allow us to increase the prices that we charge for our services.

Our Operating Segments

        Our services are offered through three operating segments: water solutions (79.8% of fiscal year 2016 revenue), accommodations and rentals (9.0% of fiscal year 2016 revenue) and wellsite completion and construction services (11.2% of fiscal year 2016 revenue).

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  Water Solutions.  Our water solutions segment, operating primarily under our subsidiary Select Energy Services, LLC, is a leading provider of total water solutions to customers that include major integrated oil companies and independent oil and gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids. We possess an extensive asset base, which we believe is the largest in the water solutions industry, including approximately 1.5 billion barrels of annual source water, 600 water transfer pumps, over 1,000 miles of permanent and temporary pipeline distribution systems, 120 well testing spreads and 220 owned and leased tractors, approximately 287,000 barrels per day in permitted disposal capacity, approximately 1,300 frac tanks, and 34 above ground high capacity storage tanks. We own or have contractual access rights to 111 miles of permanent pipelines. We also have investments in or strategic relationships with treatment technology companies providing bubble flotation, chemical precipitation, chemical disinfection and distillation, through in-house equipment, strategic licensing, investments and relationships. Our water solutions segment includes our engineered water solutions group, which consists of professionals with significant technical and project development experience.

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  Accommodations and Rentals.  Our accommodations and rentals segment, operating under our subsidiary Peak Oilfield Services, LLC ("Peak"), provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry. The services provided include fully furnished office and living quarters, fresh water supply and waste water removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rental supporting field personnel.

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  Wellsite Completion and Construction Services.  Our wellsite completion and construction services segment, operating under our subsidiary Affirm Oilfield Services, LLC ("Affirm"), provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

        We also incur certain administrative costs and expenses that we have not allocated to our operating segments. These costs include compensation for corporate executives and officers, corporate office and administrative salaries, management fees paid to certain affiliates, professional fees for accounting, tax and legal services, interest expense and state and federal income tax expense.

Our Competitive Strengths

        We believe that the following competitive strengths will allow us to successfully execute our business strategies.

        Leading Market Position Offering Critical Water Solutions.    As a result of our inventory of water sources, our asset base and our water delivery systems and infrastructure, we believe we are a market leader in providing pre-frac water services to the U.S. unconventional oil and gas industry. In most of our areas of operations, we also provide complementary water-related services that support oil and gas completion and production activities. Our principal competitors are typically smaller, private companies operating in fewer shale basins and in only one or two water services-related product lines. By comparison, in most of our areas of operations, we offer our customers comprehensive, integrated water solutions, from initial sourcing of water to disposal of flowback or produced water. Further, our scale allows us to cost-effectively increase our service offering to match increases in drilling and completions activity by our customers. We have an engineered water solutions team with significant experience in field planning, logistics management, regulatory compliance, technical design, petroleum and chemical engineering, geographical information systems, water resources and environmental science. This team is capable of designing, developing and operating projects across the productive life of a field and provides us with a unique competitive advantage in meeting customer requirements for complex and customized water solutions. We believe our ability to engineer and deliver end-to-end water solutions differentiates us from our competitors and enables us to be a value-added partner to E&P companies.

        National Footprint Focused in the Core of Each Major Shale Play.    Our operations are concentrated in what we believe to be the core areas of the major shale plays in the United States, including the

Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin) and other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian). In each of our core geographic regions, we have a high quality customer base, including major integrated and large E&P companies, who represent the largest producers in those areas of operations. Our geographic breadth and diversification have allowed us to accumulate significant knowledge regarding the water solutions required in both oil and gas formations with varying geological characteristics and allows us to translate, apply and adapt water solutions developed in one region to other regions. In addition, we have the ability to shift assets among geographic regions as activity levels fluctuate due to market or regulatory forces. Finally, our national footprint allows us to satisfy the needs of major integrated and large independent E&P companies that demand multi-basin service capabilities.

        Unique Inventory of Strategic Water Sources.    To support our pre-frac water capabilities, we have secured water sources that differentiate us from our competitors and drive water transfer and other related service revenues. Identifying and securing these water sources is not easily replicated given the significant know-how and relationships with local, state and federal government agencies as well as private landowners that we have developed over the last five or more years. Specifically, through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights to approximately 1.5 billion barrels of water annually from currently in excess of 350 sources, a number which varies over time, including permits on 9 major rivers in U.S. shale basins. Most of our water sources in the Bakken and Haynesville are secured on an exclusive basis. Our deep knowledge of each basin and long-term customer relationships allow us to develop water sources that are logistically correct, providing a reliable, scalable water delivery system that is in close proximity to current and future drilling and completion activity. For example, in the Bakken we have three governmental permits that enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Freshwater access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. Our water resources have historically attracted and will continue to attract customers seeking abundant water supply to plan long-term field developments. Further, we have successfully marketed other water-related services to our water sourcing customers in the past and we expect we will continue to do so in the future.

        Significant Investment in Water Delivery Systems and Infrastructure.    We have made significant investments in infrastructure to efficiently deliver water from the source to the well site. Our fixed, underground pipeline systems provide a cost-effective, reliable source of freshwater transfer and offer us the ability to scale our operations as market activity fluctuates. Our most significant pipelines today service what we believe to be core acreage in the Bakken. Our Bakken pipeline systems consist of two underground, independent pipeline systems in McKenzie County, North Dakota totaling approximately 90 miles of pipeline, including 38 miles that we own and an additional 52 miles that we have contractual rights to access. We use our Bakken pipeline systems to supply fresh water to support drilling, completion and production activities. We believe our Bakken water rights and the proximity of our infrastructure to the most economic acreage in the Bakken represent significant competitive advantages with respect to supplying and transferring water required for well completions that should generate high margins as the basin recovers. Since the second pipeline was put into service in eastern McKenzie County in the second quarter of 2015, we have successfully won all of our bids for frac water transfer jobs within seven miles of this pipeline. In addition to our fixed pipeline assets, we believe that we are the largest domestic provider of lay-flat hose, with approximately 525 miles available, which provides our customers with flexible temporary water transfer solutions. We believe that our investment in water transfer infrastructure differentiates us from our competition and will enable us to acquire new customers and drive revenue growth as drilling and completions activity increases.

        Technology.    We are committed to technology and product innovation. As such, we believe we are the industry leader in developing and applying technological solutions to provide value, precision and convenience to our clients. We developed AquaView®, a suite of proprietary monitoring and automation devices and related services that remotely and accurately measure and monitor water assets in real time. We also developed AquaLogic™, which consists of proprietary methods to remotely and automatically control and manage water transfer operations. These service offerings allow for more efficient, safer performance at an affordable cost for our customers, and we believe this is a competitive advantage in capturing and retaining business. We will continue to invest in technology in order to maintain our position as one of the leading water solutions providers, manage our costs of goods sold and improve gross margins.

        Experienced Management Team with Significant Equity Ownership.    Our management team has an extensive track record in the oilfield services industry with an average of over 20 years of oilfield services experience. Our Chief Executive Officer, John Schmitz, has a decades-long history of founding and building successful oilfield service companies. The majority of our management team has worked together since SES Holdings' formation in July 2008. Further, our management team has significant equity ownership which aligns their incentives with the other equity owners of the business. Following this offering, management will own an approximate 17.1% indirect economic interest in us. In addition, following this offering, funds controlled by Crestview Partners II GP, L.P. ("Crestview GP") and managed by Crestview Advisors, L.L.C. ("Crestview Partners"), a private equity firm focused on long-term, proprietary investments that manages over $7 billion of aggregate commitments, will own an approximate 28.9% economic interest in us. We believe we have benefited from Crestview Partners' investment in our business and expect to continue to benefit from their ongoing involvement in the business following this offering.

        Financial Strength and Flexibility.    Following the closing of this offering, we expect to have a strong credit profile and approximately $201.3 million in total liquidity, including cash on hand and $83.9 million of availability under our credit facility. Our low leverage and sufficient available liquidity will enable us to fund our business and selectively pursue accretive acquisitions and organic growth opportunities as they arise.

        Strong Focus on Operational Safety and Environmental Stewardship.    We maintain a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards. In addition, we work closely with federal, state and local governments and community organizations to help ensure that our operations comply with legal requirements and community standards. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records, and therefore, we will continue to make significant investments to be a market leader in this area.

Our Business Strategies

        Our primary objective is to provide superior returns to our stockholders as a leading provider of total water solutions to E&P companies operating in the major shale plays in the United States. We believe we will be able to achieve this objective by executing on the following strategies.

        Capitalize on the Recovery in Activity in Unconventional Resource Plays.    Water is essential, and increasingly important, to the development and completion of oil and gas wells in the major shale plays that we serve in the United States. Due to our strategic positioning in what we believe to be core acreage in the shale plays, we believe we are well situated to benefit from the anticipated increase in drilling and completion activity as commodity prices rise from their recent lows. Furthermore, we believe the industry trends discussed above will drive growth in demand for total water solutions that will significantly outpace the growth in rig count. Horizontal drilling techniques in the regions we serve have continued to evolve, and operators have dramatically increased the amount of water and proppant used during the completion of horizontal wells. As market dynamics improve further, we expect to benefit from our market leading position and footprint and gain market share in the basins where we currently operate and expand our operations into emerging resource plays as they develop.

        Build out or Acquire Water Infrastructure.    Our fixed pipeline assets are a key competitive advantage and allow us to deliver water efficiently and cost effectively. We are pursuing and evaluating several near-term opportunities to make additional investments in water infrastructure. On March 10, 2017, we completed the Permian Acquisition of the GRR Entities, which provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. We are also currently developing a third system to provide water to Williams County and western Mountrail County in North Dakota to augment our already strong position with our two pipelines servicing McKenzie County. We have entered into, and depending on market conditions may continue to enter into, long-term contracts to support our Bakken development efforts. We have identified additional expansion opportunities for our other two existing pipeline systems in the SCOOP area of Oklahoma and the Haynesville area. Beyond these prospects, we plan to invest opportunistically in organic growth to gain market share in our current areas of operations and selectively pursue acquisitions that will allow us to strengthen our footprint and market our total water solutions to our customers.

        Strengthen and Expand Our Customer Relationships Through Pre-Frac Water Services.    We will continue to focus on being a market leader in pre-frac water services, expanding our market position to be a high value-add service provider, and offering our customers end-to-end water and related services associated with oil and gas drilling, completion and production activities. Looking forward, our broad service offering and focused expertise should allow us to expand our relationships with existing customers and attract new customers as demand for water and water solutions increases. Furthermore, we believe we can expand certain customer relationships that are currently limited to a single basin and become a preferred provider in multiple basins. In addition, for customers seeking to outsource field planning and logistical services, our engineered water solutions group designs, develops, operates and manages water solutions across the life cycle of a development plan.

        Expand and Utilize Our Water Sources.    One of our key differentiators is our portfolio of water rights, which serves as a reliable, scalable and cost effective source of water for our customers. We will also seek to identify and secure additional water sources to meet the ongoing and future water needs of our customers. Our dedicated access to high volume water sources that can support long-term development plans should allow us to attract new customers and strengthen our existing customer relationships. In the future, we plan to utilize the relationships and expertise we have developed in the process of obtaining our current portfolio of water rights to further expand our water sources.

        Continue to Invest in Technology and Personnel.    Satisfying the water-related service needs of an operator drilling or producing from a shale well is a highly complex and ever-changing process that requires significant technical expertise in diverse areas such as geology, engineering, environmental science and regulatory affairs. We have made significant investments in software, hardware and proprietary systems that have enabled us to develop technology and become one of the leading firms in the water solutions industry. In addition, we have built a strong team of experienced professionals holding advanced degrees to develop and execute new technologies as well as provide the technical knowledge to be a value-added partner to our customers. We plan to continue to invest in our personnel through personal, professional and job-specific training and to invest selectively in technologies that we believe will enhance the breadth and quality of our service offerings.

        Maintain Financial Strength and Flexibility.    We will seek to maintain a conservative balance sheet, which allows us to better react to changes in commodity prices and related demand for our services, as well as overall market conditions. As of the closing of this offering, we expect to have no borrowings outstanding and $83.9 million available under our credit facility, which is scheduled to mature in 2020. We believe this borrowing capacity, along with our cash flow from operations and the proceeds from this offering, will provide us with sufficient liquidity to execute the business strategies discussed above.

Recent Developments

        Permian Acquisition.    On March 10, 2017, we completed an acquisition (the "Permian Acquisition") of Gregory Rockhouse Ranch,  Inc. and certain other affiliated entities and assets (collectively, the "GRR Entities"). The GRR Entities provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. The total consideration we paid for this acquisition was approximately $56.5 million, with $51 million paid in cash and $5.5 million paid in shares of Class A common stock, subject to customary post-closing adjustments. We funded the cash portion of the consideration for the Permian Acquisition with $17 million of cash on hand and $34 million of borrowings under our credit facility, which we expect to repay with a portion of the net proceeds of this offering. We believe this acquisition will significantly enhance our position in the Permian Basin.

        144A Offering.    On December 20, 2016, we completed a private placement to qualified institutional buyers, accredited investors and certain foreign investors (collectively, the "144A Investors") of 16,100,000 shares of our Class A-1 common stock, par value $0.01 per share, for gross proceeds of $322,000,000 (net proceeds of $297.2 million), pursuant to which FBR Capital Markets & Co. ("FBR") acted as initial purchaser and placement agent (the "144A Offering"). All shares of Class A-1 common stock will automatically convert to Class A common stock upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering, which we expect to occur within 60 days of the closing of this offering. For more information on the 144A Offering, please read "Description of our Capital Stock—Class A-1 Common Stock."

Preliminary Estimate of Selected First Quarter 2017 Financial Results

        Although our results of operations as of and for the three months ended March 31, 2017 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that revenue will be within a range of $97.8 million to $100.0 million for the three months ended March 31, 2017, as compared to $78.8 million for the same period in 2016. This increase is primarily attributable to an increase in drilling and completions activity as a result of an improved commodity price environment in the first quarter of 2017 as compared to the first quarter of 2016.

        Based on currently available information, we also estimate that our net loss will be within a range of $13.4 million to $12.1 million for the three months ended March 31, 2017, as compared to a net loss of $25.8 million for the same period in 2016. The improved results are primarily attributable to the factors discussed above, partially offset by lease abandonment costs.

        In addition, we estimate that Adjusted EBITDA will be within a range of $13.2 million to $14.5 million for the three months ended March 31, 2017, as compared to $5.7 million for the same period in 2016. The increase primarily relates to increases in revenues during the first quarter of 2017 as compared to the first quarter of 2016, as discussed above, partially offset by increases in our cost of revenue.

        We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the three months ended March 31, 2017. These estimated ranges are preliminary and unaudited and are thus inherently uncertain and subject to change as we complete our financial results for the three months ended March 31, 2017. We are in the process of completing our customary quarterly close and review procedures as of and for the three months ended March 31, 2017, and there can be no assurance that our final results for this period will not differ from these estimates. During the course of the preparation of our consolidated financial statements and related notes as of and for the three months ended March 31, 2017, we may identify items that could cause our final reported results to be materially different from the preliminary financial estimates presented herein are set forth under the headings "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

        These estimates should not be viewed as a substitute for full interim financial statements prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, these preliminary estimates for the three months ended March 31, 2017 are not necessarily indicative of the results to be achieved for the remainder of 2017 or any future period. Our consolidated financial statements and related notes as of and for the three months ended March 31, 2017 are not expected to be filed with the SEC until after this offering is completed. In addition, the preliminary financial results presented above have not been audited, reviewed, or compiled by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect thereto and assumes no responsibility for, and disclaims any association with, this information.

        EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We define EBITDA as net income, plus taxes, interest expense and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures.

        EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that we believe are useful to external users of our combined financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for the three months ended March 31, 2017 (estimated) and 2016 (actual):

	Quarter Ended March 31,
	2017		2016
	Low	High	Actual
		(in thousands)
Revenue	$97,755	$100,040	$78,839

Net Loss	$(13,440)	$(12,140)	$(25,793)
Interest Expense	729	729	3,367
Tax Expense	28	28	309
Depreciation & Amortization	21,661	21,661	26,776

EBITDA	$8,978	$10,278	$4,659
Non-Recurring Severance	—	—	396
Lease Abandonment Costs	3,000	3,000	—
Non-Cash Equity Incentive	643	643	309
Non-Recurring Acquisition Costs & Other	591	591	365

Adjusted EBITDA	$13,212	$14,512	$5,729

Risk Factors

        An investment in our Class A common stock involves a number of risks. You should carefully consider, in addition to the other information contained in this prospectus (including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes), the risks described in "Risk Factors" before investing in our Class A common stock. These risks could adversely affect our business, financial condition and results of operations, and cause the trading price of our Class A common stock to decline. You could lose part or all of your investment. In reviewing this prospectus, you should bear in mind that past results are no guarantee of future performance. You should read the section titled "Forward-Looking Statements" for a discussion of what types of statements are forward-looking statements, as well as the significance of such statements in the context of this prospectus.

        These "Risk Factors" include, but are not limited to:

  •
  Our business depends on domestic capital spending by the oil and gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition;

  •
  If oil prices or gas prices fail to increase or decline further, the demand for our services could be adversely affected;

  •
  We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance;

  •
  Federal, state and local legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the drilling and completion of oil and gas wells that may reduce demand for our services and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition;

  •
  There is currently no public market for our Class A common stock, a trading market for our Class A common stock may never develop following this offering and our Class A common stock price may be volatile and could decline substantially following this offering;

  •
  We are a holding company; our sole material asset after completion of this offering will be our equity interest in SES Holdings and, accordingly, we will be dependent upon distributions and payments from SES Holdings to pay taxes, make payments under the Tax Receivable Agreements (as defined below) and cover our corporate and other overhead expenses; and

  •
  SES Legacy Holdings, LLC ("Legacy Owner Holdco") and the Legacy Owners (as defined below) have interests that conflict with holders of shares of our Class A common stock.

Organization

        The Company was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of a membership interest in SES Holdings. SES Holdings was formed as a Delaware limited liability company in July 2008 and owns all of the equity interests of the primary operating subsidiaries through which we operate our business. The Company is the sole managing member of SES Holdings, is responsible for all operational, management and administrative decisions relating to SES Holdings' business and consolidates the financial results of SES Holdings and its subsidiaries.

        In December 2016, in connection with the 144A Offering we completed certain reorganization transactions including:

  •
  Legacy Owner Holdco acquired by merger all of the outstanding membership interests in SES Holdings from the existing owners of such membership interests, whom we refer to as the "Legacy Owners," in exchange for membership interests in Legacy Owner Holdco;

  •
  the membership interests of SES Holdings were converted into a single class of common units, which we refer to as "SES Holdings LLC Units";

  •
  the Company acquired, directly or indirectly, SES Holdings LLC Units that were directly and indirectly owned by certain affiliates of the Legacy Owners, whom we refer to as the "Contributing Legacy Owners," in exchange for 3,802,972 shares of Class A common stock;

  •
  the Company issued 16,100,000 shares of Class A-1 common stock, which will be automatically converted to shares of Class A common stock on a one-for-one basis upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering;

  •
  the Company issued 38,462,541 shares of its Class B common stock and contributed these shares and all of the net proceeds of the 144A Offering to SES Holdings in exchange for a number of SES Holdings LLC Units equal to the number of shares of Class A-1 common stock issued to the purchasers in the 144A Offering; and

  •
  SES Holdings distributed to Legacy Owner Holdco all of the Class B common stock it received from the Company, with Legacy Owner Holdco receiving one share of Class B common stock for each SES Holdings LLC Unit that Legacy Owner Holdco owns.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on matters to be voted on by our stockholders. Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange. All of our Class B common stock is held by Legacy Owner Holdco; accordingly, the board of managers of Legacy Owner Holdco exercise voting control over all Class B common stock.

        Holders of shares of our Class A-1 common stock issued in the 144A Offering are entitled to receive dividends ("Special Stock Dividends") that will accrue and be payable only in additional shares of Class A-1 common stock if certain conditions are not met. For more information on our Class A-1 common stock, please read ``Dividend Policy" and ``Description of Capital Stock—Class A-1 Common Stock—Dividend Rights."

        Subject to certain limitations, Legacy Owner Holdco (and its permitted transferees, including certain members of Legacy Owner Holdco under the SES Holdings LLC Agreement) has the right, which we refer to as the "Exchange Right," to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, the Company (instead of SES Holdings) will have the right, which we refer to as our "Call Right," to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of our CEO, John Schmitz, and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except, following listing of our Class A common stock on a national securities exchange, for exchanges by affiliates of John Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same "Exchange Right" as Legacy Owner Holdco, subject to the terms and conditions described above. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. The Exchange Rights will be subject to restrictions intended to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement."

        In connection with the 144A Offering, we entered into two tax receivable agreements, which we refer to as the "Tax Receivable Agreements," with Legacy Owner Holdco, Crestview GP and certain affiliates of the Legacy Owners, including the Contributing Legacy Owners, whom we collectively refer to as the "TRA Holders."

        The first of the Tax Receivable Agreements, which we entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which we entered into with an affiliate of the Contributing Legacy Owners, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement.

        Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. For additional information regarding the Tax Receivable Agreements, see "Risk Factors—Risks Relating to the Offering and our Class A Common Stock," "Risk Factors—Risks Related to Our Internal Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

        The diagram below depicts our simplified organizational structure immediately following this offering assuming that the underwriters do not exercise their option to purchase additional shares of Class A common stock:

Our Relationship with Crestview Partners

        Following this offering, funds controlled by Crestview GP will indirectly own (i) 3,802,972 shares of our Class A common stock, which will represent approximately 5.5% of the economic interests in us and 5.5% of our voting power (approximately 5.2% and 5.2%, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and (ii) indirectly through Legacy Owner Holdco, SES Holdings LLC Units and shares of our Class B common stock, which will represent approximately 23.4% of the economic interests in SES Holdings and 23.4% of our voting power (approximately 22.0% and 22.0%, respectively, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). For more information on our reorganization and the ownership of our common stock by our principal and selling shareholders, see "Organizational Structure" and "Principal and Selling Shareholders."

        Founded in 2004, Crestview Partners is a value-oriented private equity firm focused on the middle market. The firm is based in New York and manages funds with over $7 billion of aggregate capital commitments. The firm is led by a group of partners who have complementary experience and distinguished backgrounds in private equity, finance, operations and management. Crestview Partners' senior investment professionals primarily focus on sourcing and managing investments in each of the specialty areas of the firm: media, energy, financial services and industrials.

Emerging Growth Company Status

        We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and the exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the "Securities Act," for complying with new or revised accounting standards.

        We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act. We will cease to be an "emerging growth company" upon the earliest of: (i) the last day of the fiscal year in which we have $1.0 billion or more in annual revenues; (ii) the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30); (iii) the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering.

        For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Risks Related to the Offering and our Class A Common Stock—Since we expect to be an "emerging growth company," we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors."

General Corporate Information

        Our principal executive offices are located at 1820 North I-35, P.O. Box 1715, Gainesville, Texas 76241, and our telephone number at that address is (940) 668-0259. Our website address is www.selectenergyservices.com. Information contained on our website does not constitute part of this prospectus.

 The Offering

Class A common stock offered by us	10,600,000 shares.
Class A common stock to be outstanding immediately after completion of this offering	14,677,970 shares (16,039,585 shares if the underwriters' option to purchase additional shares is exercised in full).

If all outstanding SES Holdings LLC Units held by Legacy Owner Holdco were exchanged (along with a corresponding number of shares of our Class B common stock) for newly-issued shares of Class A common stock on a one-for-one basis and all outstanding shares of Class A-1 common stock were converted to newly issued shares of Class A common stock on a one-for-one basis, 69,240,511 shares of Class A common stock would be outstanding (regardless of whether the underwriters' option to purchase additional shares is exercised).

Option to purchase additional shares	The selling shareholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,590,000 additional shares of our Class A common stock.
Class A-1 common stock to be outstanding after this offering	16,100,000 shares.
Class B common stock to be outstanding after this offering

38,462,541 shares (37,100,926 shares if the underwriters' option to purchase additional shares is exercised in full) or one share for each SES Holdings LLC Unit held by Legacy Owner Holdco immediately following this offering. Shares of our Class B common stock have voting rights but no economic rights. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

Voting power of Class A common stock

21.2% (or 100% if all outstanding SES Holdings LLC Units held by Legacy Owner Holdco are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis and all outstanding shares of Class A-1 common stock converted to newly issued shares of Class A common stock on a one-for-one basis).

Voting power of Class A-1 common stock	23.3% (or 0% if all outstanding shares of Class A-1 common stock converted to newly issued shares of Class A common stock on a one-for-one basis).
Voting power of Class B common stock

55.5% (or 0% if all outstanding SES Holdings LLC Units held by Legacy Owner Holdco are exchanged (along with a corresponding number of shares of our Class B common stock) for newly issued shares of Class A common stock on a one-for-one basis).

Use of proceeds

We expect to receive approximately $161.7 million of net proceeds from the sale of the Class A common stock offered by us, based upon the assumed initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price would increase (decrease) our net proceeds by approximately $10.0 million.

We intend to contribute all of the net proceeds we receive from this offering to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the net proceeds in the following manner: (i) $34 million will be used to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition; (ii) $10.7 million will be used for the cash settlement of outstanding phantom units at SES Holdings; (iii) approximately $77 million will be used for 2017 budgeted capital expenditures (including approximately $5 million related to the expansion of our Bakken Pipeline systems); and (iv) the balance will be used for general corporate purposes, including other organic and acquisition growth opportunities.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders in connection with the exercise of the underwriters' over-allotment option.
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
Each share of our Class A-1 common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.

Holders of our Class A common stock, Class A-1 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law, by our amended and restated certificate of incorporation or with respect to matters considered at a special election meeting and certain related matters contemplated by our registration rights agreement entered into in connection with the 144A Offering. See "Description of Capital Stock."

Dividend policy	We do not anticipate paying any cash dividends on our Class A common stock. See "Dividend Policy."

Holders of shares of our Class A-1 common stock are entitled to Special Stock Dividends that will accrue and be payable only in additional shares of Class A-1 common stock if certain conditions are not met. For additional information, please read "Description of Capital Stock—Class A-1 Common Stock—Dividend Rights."

Exchange rights of holders of SES Holdings LLC Units

Subject to certain limitations, Legacy Owner Holdco (and its permitted transferees under the SES Holdings LLC Agreement) has the right to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, the Company (instead of SES Holdings) will have the right to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of our Chief Executive Officer, John Schmitz and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except, following listing of our Class A common stock on a national securities change, for exchanges by affiliates of John Schmitz or Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same Exchange Right as Legacy Owner Holdco, subject to the terms and conditions described above. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. Please read "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement."

Risk factors	You should carefully read and consider the information set forth under "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.
Listing and trading symbol	We have been approved to list our Class A common stock on the New York Stock Exchange ("NYSE") under the symbol "WTTR."

        The information above does not include shares of Class A common stock reserved for issuance pursuant to our equity incentive plan.

Summary Consolidated Financial Data

        The following table presents our summary historical financial data for the periods and as of the dates indicated. The statement of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements and the notes thereto included in the F-pages of this prospectus.

        Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2015
	(in thousands)
Statement of Operations Data:
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Income (loss) from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Income (loss) from operations before taxes	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

Net income (loss) from continuing operations	(313,948)	(81,893)
Net income (loss) from discontinued operations, net of tax	—	21

Net income (loss)	$(313,948)	$(81,872)

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

Pro forma net loss per share attributable to common stockholders (unaudited):
Class A-1—Basic & Diluted	$(4.49)

Class A—Basic & Diluted	$(4.49)

Class B—Basic & Diluted	$—

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,131	$151,999
Investing activities	(26,955)	(38,703)
Financing activities	45,560	(107,348)

	Year Ended December 31,
	2016	2015
	(in thousands)
Balance Sheet Data (at period end):
Cash and cash equivalents	$40,041	$16,305
Total assets	405,066	650,248
Long-term liabilities	23,974	256,923
Other Financial Data:
EBITDA(1)	$(201,237)	$39,853
Adjusted EBITDA(1)	16,944	65,539

(1)
We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities related exit and disposal related expenditures. Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and non-recurring items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

EBITDA and Adjusted EBITDA each have limitations as an analytical tool and should not be considered as alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with GAAP. Other companies in our industry may calculate EBITDA or Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

        The following table shows the reconciliation of historical EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss).

	Year Ended December 31,
	2016	2015
	(in thousands)
Net income (loss)	$(313,948)	$(81,872)
Interest expense	16,128	13,689
Tax (benefit) expense	(524)	324
Depreciation and amortization	97,107	107,712

EBITDA	(201,237)	39,853
Net income from discontinued operations	—	(21)
Impairment	198,692	21,366
Lease abandonment costs	19,423	—
Non-recurring severance expense	886	3,200
Non-recurring deal costs (reimbursement)	(236)	2,790
Non-cash incentive gain	(487)	(889)
Non-cash gain on sale of subsidiaries and other assets	(97)	(760)

Adjusted EBITDA	$16,944	$65,539

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below together with the other information set forth in this prospectus before making an investment decision. Our business, financial condition, cash flows or results of operations could be adversely affected by the occurrence of any of the risks discussed below. Additionally, the trading price of our Class A common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment. The risks discussed below are not the only risks we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Business

Our business depends on domestic capital spending by the oil and gas industry, and reductions in capital spending could have a material adverse effect on our liquidity, results of operations and financial condition.

        Our business is directly affected by our customers' capital spending to explore for, develop and produce oil and gas in the United States. The significant decline in oil and gas prices that began in the fourth quarter of 2014 has caused a reduction in the exploration, development and production activities of most of our customers and their spending on our services. These cuts in spending have curtailed drilling programs as well as discretionary spending on well services, which has resulted in a reduction in the demand for our services as compared to activity levels in mid-2014, as well as the rates we can charge and the utilization of our assets. In addition, certain of our customers could become unable to pay their vendors and service providers, including us, as a result of the decline in commodity prices. Reduced discovery rates of new oil and gas reserves in our market areas as a result of decreased capital spending may also have a negative long-term impact on our business, even in an environment of stronger oil and gas prices, to the extent the reduced number of wells for us to service more than offsets increasing completion activity and intensity. Any of these conditions or events could adversely affect our operating results. If a recovery does not materialize and our customers fail to increase their capital spending, it could have a material adverse effect on our liquidity, results of operations and financial condition.

        Industry conditions are influenced by numerous factors over which we have no control, including:

  •
  the domestic and foreign economic conditions and supply of and demand for oil and gas;

  •
  the level of prices, and expectations about future prices, of oil and gas;

  •
  the level of global oil and gas exploration and production;

  •
  governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and gas reserves;

  •
  political and economic conditions in oil and gas producing countries;

  •
  actions by the members of Organization of Petroleum Exporting Countries with respect to oil production levels and announcements of potential changes in such levels, including failure to meet agreed reduction to output announced on November 30, 2016;

  •
  global weather conditions and natural disasters;

  •
  worldwide political, military and economic conditions;

  •
  the cost of producing and delivering oil and gas;

  •
  the discovery rates of new oil and gas reserves;

  •
  activities by non-governmental organizations to restrict the exploration, development and production of oil and gas so as to minimize emissions of carbon dioxide, a greenhouse gas;

  •
  the ability of oil and gas producers to access capital;

  •
  technical advances affecting energy consumption; and

  •
  the potential acceleration of development of alternative fuels.

If oil prices or gas prices fail to increase or decline further, the demand for our services could be adversely affected.

        The demand for our services is primarily determined by current and anticipated oil and gas prices and the related levels of capital spending and drilling activity in the areas in which we have operations. Volatility or weakness in oil prices or gas prices (or the perception that oil prices or gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending on existing wells. This, in turn, could lead to lower demand for our services and may cause lower rates and lower utilization of our assets. If oil prices decline or gas prices continue to remain low or decline further, or if the recent increase in drilling activity reverses, the demand for our services and our results of operations could be materially and adversely affected.

        Prices for oil and gas historically have been extremely volatile and are expected to continue to be volatile. During the past six years, the posted West Texas Intermediate ("WTI") price for oil has ranged from a twelve-year low of $26.19 per Bbl in February 2016 to a high of $113.39 per Bbl in April 2011. The Henry Hub spot market price of gas has ranged from a low of $1.49 per MMBtu in March 2016 to a high of $7.51 per MMBtu in January 2010. During 2016, WTI prices ranged from $26.19 to $54.01 per Bbl and the Henry Hub spot market price of gas ranged from $1.49 to $3.80 per MMBtu. Oil prices have begun to recover and reached a closing price of $51.70 per barrel on April 6, 2017, while the Henry Hub spot market price of gas was $3.33 per MMBtu on the same date. If the prices of oil and gas reverse their recent increases or decline, our operations, financial condition, cash flows and level of expenditures may be materially and adversely affected.

We have developed certain key infrastructure assets in the Bakken area of North Dakota, making us vulnerable to risks associated with conducting business in this region.

        We have secured three governmental permits that enable us to withdraw water from the Missouri River and Lake Sakakawea in North Dakota and have developed and expect to develop in the future significant water infrastructure related to these permits.

        Because of the key nature of these permits and water infrastructure within the Bakken, the success and profitability of our business may be disproportionately exposed to factors impacting this region. These factors include, among others: (i) the prices of, and associated costs to produce, crude oil and gas from wells in the Bakken and other regional supply and demand factors (including the generally higher cost nature of production in the Bakken compared to other major shale plays and the pricing differentials that exist in the Bakken because of transportation constraints); (ii) the amount of exploration, development and production activities of our Bakken customers and their spending on our services; (iii) our ability to keep and maintain our governmental water permits; (iv) the cost of operations and the prices we can charge our customers in this region; and (v) the availability of equipment, supplies, and labor. Although we currently have secured key permits for water in this region, if we were to lose our water rights for any reason, including termination by the government upon the occurrence of a material breach, including nonpayment and default in performance, or unexpected adverse environmental impacts, or our competitors were able to secure equivalent rights, our business could be materially harmed. In addition, our operations in the Bakken field may be adversely affected by severe weather events such as floods, blizzards, ice storms and tornadoes. For the years ended December 31, 2016 and 2015, our Bakken operations represented 9.6% and 5.5%, respectively, of our revenues. The concentration of our water permits and significant infrastructure assets in North Dakota also increases our exposure to changes in local laws and regulations, including those designed to protect wildlife, and unexpected events that may occur in this region such as seismic events, industrial accidents or labor difficulties. Any of the risks described above could have an adverse effect on our financial condition, results of operations and cash flows.

Restrictions on the ability to procure water or changes in water sourcing requirements could decrease the demand for our water-related services.

        Our business includes water transfer for use in our customers' oil and gas exploration and production activities. Our access to the water we supply may be limited due to reasons such as prolonged drought or our inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply. For instance, some states requires E&P companies to report certain information regarding the water they use for hydraulic fracturing and to monitor the quality of groundwater surrounding some wells stimulated by hydraulic fracturing. Any such decrease in the availability of water, or demand for water services, could adversely affect our business and results of operations.

We have operated at a loss in the past, and there is no assurance of our profitability in the future.

        Historically, we have experienced periods of low demand for our services and have incurred operating losses. In the future, we may not be able to reduce our costs, increase our revenues or reduce our debt service obligations sufficient to achieve or maintain profitability and generate positive operating income. Under such circumstances, we may incur further operating losses and experience negative operating cash flow.

Fuel conservation measures could reduce demand for oil and natural gas which would in turn reduce the demand for our services.

        Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternatives to oil and natural gas could reduce demand for oil and natural gas. The impact of the changing demand for oil and natural gas may have a material adverse effect on our business, financial condition, prospects, results of operations and cash flows. Additionally, the increased competitiveness of alternative energy sources (such as wind, solar geothermal, tidal, fuel cells and biofuels) could reduce demand for hydrocarbons and therefore for our services, which would lead to a reduction in our revenues.

The growth of our business through acquisitions may expose us to various risks, including those relating to difficulties in identifying suitable, accretive acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

        As a component of our business strategy, we intend to pursue selected, accretive acquisitions of complementary assets, businesses and technologies. Acquisitions involve numerous risks, including:

  •
  unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of the acquired business, including but not limited to environmental liabilities;

  •
  difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

  •
  limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business;

  •
  potential losses of key employees and customers of the acquired business;

  •
  risks of entering markets in which we have limited prior experience; and

  •
  increases in our expenses and working capital requirements.

        The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate the acquired business and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

        In addition, we may not have sufficient capital resources to complete any additional acquisitions. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our credit facility subjects us to various financial and other restrictive covenants. These restrictions may limit our operational or financial flexibility and could subject us to potential defaults under our credit facility.

        Our credit facility subjects us to significant financial and other restrictive covenants, including restrictions on our ability to consolidate or merge with other companies, conduct asset sales, incur additional indebtedness, grant liens, issue guarantees, make investments, loans or advances, pay dividends, enter into certain transactions with affiliates and make capital expenditures in excess of specified thresholds.

        Our credit facility contains certain financial covenants, including (i) the maintenance of an Interest Coverage Ratio (as such term is defined in the credit facility) of not less than (a) 1.25 to 1.0 for the quarter ending on March 31, 2017, (b) 1.50 to 1.0 for the quarter ending on June 30, 2017, (c) 2.50 to 1.0 for the quarter ending on September 30, 2017 and (d) 3.00 to 1.0 for each fiscal quarter ending on or after December 31, 2017 and (ii) the maintenance of a Leverage Ratio (as such term is defined in the credit facility) of not greater than (a) 4.00 to 1.0 for the quarter ending on September 30, 2017, (b) 3.50 to 1.0 for the quarter ending on December 31, 2017, (c) 3.25 to 1.0 for the quarters ending on March 31, 2018, June 30, 2018 and September 30, 2018, (d) 3.00 to 1.0 for the quarter ending December 31, 2018 and (e) 2.75 to 1.0 for each fiscal quarter ending on or after March 31, 2019. Our ability to comply with these financial condition tests can be affected by events beyond our control and we may not be able to do so. Our scheduled maturity date is February 28, 2020. In addition, our credit facility contains an anti-cash hoarding provision that restricts us from making any borrowing, if after giving effect to such borrowing, we would have in excess of $20 million in cash and cash equivalents at the end of the week such borrowing is made. These restrictions may also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general, or to otherwise conduct necessary activities. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants under our credit facilities impose on us. For additional information regarding our credit facility, please read

"Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility."

        If we are unable to remain in compliance with the covenants of our credit facility, then amounts outstanding thereunder may be accelerated and become due immediately. Any such acceleration could have a material adverse effect on our financial condition and results of operations.

We may incur additional indebtedness or issue additional equity securities to execute our long-term growth strategy, which may reduce our profitability or result in significant dilution to our stockholders.

        Constructing and maintaining water infrastructure used in the oil and gas industry requires significant capital. We may require additional capital in the future to develop and construct water sourcing, transfer and other related infrastructure to execute our growth strategy. For the year ended December 31, 2016 and 2015, we incurred approximately $36.3 million and $48.7 million, respectively, in capital expenditures. Historically, we have financed these investments through cash flows from operations, external borrowings and capital contributions from the Legacy Owners and Contributing Legacy Owners. These sources of capital may not be available to us in the future. In addition, our credit facility currently restricts our spending on capital expenditures (other than those funded by net proceeds from equity issuances) to $35 million for the fiscal year ending December 31, 2017 and for each year thereafter to the greater of (i) $35 million or (ii) 50% of our EBITDA for the prior twelve months and removes this restriction if the Leverage Ratio is less than 3.00 to 1.0. The maximum commitment under the credit facility is $100 million at the end of the preceding fiscal quarter. If we are unable to fund capital expenditures for any reason, we may not be able to capture available growth opportunities and any such failure could have a material adverse effect on our results of operations and financial condition. If we incur additional indebtedness or issue additional equity securities, our profitability may be reduced and our stockholders may experience significant dilution.

We may be subject to claims for personal injury and property damage, which could materially adversely affect our financial condition, results of operations and cash available for distribution.

        We operate with most of our customers under master service agreements, or MSAs. We endeavor to allocate potential liabilities and risks between the parties in the MSAs. Generally, under our MSAs, including those relating to our services, we assume responsibility for, including control and removal of, pollution or contamination which originates above surface and originates from our equipment or services. Our customer assumes responsibility for, including control and removal of, all other pollution or contamination which may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. We may have liability in such cases if we are negligent or commit willful acts. Generally, our customers also agree to indemnify us against claims arising from their employees' personal injury or death to the extent that, in the case of our operations, their employees are injured or their properties are damaged by such operations, unless resulting from our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees, unless resulting from gross negligence or willful misconduct of the customer. In addition, our customers generally agree to indemnify us for loss or destruction of customer-owned property or equipment and in turn, we agree to indemnify our customers for loss or destruction of property or equipment we own. Losses due to catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we might not succeed in enforcing such contractual allocation, might incur an unforeseen liability falling outside the scope of such allocation or may be required to enter into an MSA with terms that vary from the above allocations of risk. As a result, we may incur substantial losses which could materially and adversely affect our financial condition, results of operation and cash available for distribution.

We are subject to environmental and occupational health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

        Our operations and the operations of our customers are subject to federal, regional, state and local laws and regulations relating to protection of natural resources and the environment, health and safety aspects of our operations and waste management, including the transportation and disposal of waste and other materials. These laws and regulations may impose numerous obligations on our operations and the operations of our customers, including the acquisition of permits to take freshwater from surface and underground sources, construct pipelines or containment facilities, drill wells or conduct other regulated activities, the incurrence of capital expenditures to mitigate or prevent releases of materials from our facilities or from customer locations where we are providing services, the imposition of substantial liabilities for pollution resulting from our operations, and the application of specific health and safety criteria addressing worker protection. Any failure on our part or the part of our customers to comply with these laws and regulations could result in restrictions on operations, assessment of administrative, civil and criminal penalties, revocation of permits and issuance of corrective action orders requiring the performance of investigatory, remedial or curative activities.

        Our business activities present risks of incurring significant environmental costs and liabilities, including costs and liabilities resulting from our handling of oilfield and other wastes, because of air emissions and wastewater discharges related to our operations, and due to historical oilfield industry operations and waste disposal practices. Our businesses include the operation of oilfield waste disposal injection wells that pose risks of environmental liability, including leakage from the wells to surface or subsurface soils, surface water or groundwater. In addition, private parties, including the owners of properties upon which we perform services and facilities where our wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages. Some environmental laws and regulations may impose strict liability, which means that in some situations we could be exposed to liability as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Remedial costs and other damages arising as a result of environmental laws and costs associated with changes in environmental laws and regulations could be substantial and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

        Laws and regulations protecting the environment generally have become more stringent in recent years and are expected to continue to do so, which could lead to material increases in costs for future environmental compliance and remediation. Changes in existing laws or regulations, or the adoption of new laws or regulations, could delay or curtail exploratory or developmental drilling for oil and gas and could limit well servicing opportunities. We may not be able to recover some or any of our costs of compliance with these laws and regulations from insurance.

Unsatisfactory safety performance may negatively affect our customer relationships and, to the extent we fail to retain existing customers or attract new customers, adversely impact our revenues.

        Our ability to retain existing customers and attract new business is dependent on many factors, including our ability to demonstrate that we can reliably and safely operate our business and stay current on constantly changing rules, regulations, training and laws. Existing and potential customers consider the safety record of their service providers to be of high importance in their decision to engage third-party servicers. If one or more accidents were to occur at one of our operating sites, the affected customer may seek to terminate or cancel its use of our facilities or services and may be less likely to continue to use our services, which could cause us to lose substantial revenues. Further, our ability to attract new customers may be impaired if they elect not to purchase our third-party services because they view our safety record as unacceptable. In addition, it is possible that we will experience numerous or particularly severe accidents in the future, causing our safety record to deteriorate. This may be more likely as we continue to grow, if we experience high employee turnover or labor shortage, or add inexperienced personnel.

Federal, state and local legislative and regulatory initiatives related to hydraulic fracturing could result in operating restrictions or delays in the drilling and completion of oil and gas wells that may reduce demand for our services and could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition.

        Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from dense subsurface rock formations. The process involves the injection of water, sand and chemicals under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is currently generally exempt from regulation under the U.S. Safe Drinking Water Act's (the "SDWA") Underground Injection Control ("UIC") program and is typically regulated by state oil and gas commissions or similar agencies.

        However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in February 2014, the U.S. Environmental Protection Agency (the "EPA") asserted regulatory authority pursuant to the SDWA's UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. The EPA also issued final Clean Air Act ("CAA") regulations in 2012 and in June 2016 governing performance standards, including standards for the capture of emissions of methane and volatile organic compounds ("VOCs") released during hydraulic fracturing. Additionally, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants and, in May 2014, issued a prepublication of its Advance Notice of Proposed Rulemaking regarding the Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the Bureau of Land Management ("BLM") published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands but, in June 2016, a Wyoming federal judge struck down this final rule, finding that the BLM lacked congressional authority to promulgate the rule. That decision is currently being appealed by the federal government. However, on March 15, 2017, the BLM filed a motion in the appeal asking the court to hold the case in abeyance pending rescission of the rule. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. In the event that new federal restrictions on the hydraulic-fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant in nature and, in the case of our customers, could experience added delays or curtailment in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.

        Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

        In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits.

        Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our customers in the production of oil and gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services and increased compliance costs and time, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

Climate change legislation or regulations restricting or regulating emissions of greenhouse gases could result in increased operating costs and reduced demand for our field services.

        In response to findings that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish Prevention of Significant Deterioration ("PSD") construction and Title V operating permit reviews for certain large stationary sources that emit certain principal, or "criteria," pollutants. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and gas production, processing, transmission and storage facilities in the United States.

        Congress has from time to time considered legislation to reduce emissions of GHGs but there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions through the completion of GHG emissions inventories and by means of cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. The EPA has also developed strategies for the reduction of methane emissions, including emissions from the oil and gas industry. For example, in June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for VOCs from certain new, modified and reconstructed equipment and processes in the oil and gas source category, including production, processing, transmission and storage activities and is formally seeking additional information from E&P operators as necessary to eventually expand these final rules to include existing equipment and processes. Furthermore, the EPA passed a new rule, known as the Clean Power Plan, to limit GHGs from power plants. While the U.S. Supreme Court issued a stay in February 2016, preventing implementation during the pendency of legal challenges to the rule in court, should the stay be lifted and legal challenges prove unsuccessful, then it could reduce demand for the oil and gas our customers produce, which could reduce the demand for our services, depending on the methods used to implement the rule. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that proposed an agreement, requiring member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This agreement was signed by the United States in April 2016 and entered into force in November 2016. The United States is one of over 120 nations having ratified or otherwise consented to the agreement; however this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions.

        Although it is not possible at this time to predict how new laws or regulations in the United States or any legal requirements imposed following the United States' agreeing to the Paris Agreement that may be adopted or issued to address GHG emissions would impact our business, any such future laws, regulations or other legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur costs to reduce emissions of GHGs associated with operations as well as delays or restrictions in the ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and gas our customers produce, which could reduce demand for our services.

        Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events. If any such effects were to occur, they could have an adverse effect on our operations.

Legislation or regulatory initiatives intended to address seismic activity associated with oilfield disposal wells could restrict our ability to dispose of produced water gathered from our customers and, accordingly, could have a material adverse effect on our business.

        We dispose of wastewater gathered from oil and gas producing customers that results from their drilling and production operations pursuant to permits issued to us by government authorities overseeing such disposal activities. While these permits are issued pursuant to existing laws and regulations, these legal requirements are subject to change, which could result in the imposition of more stringent permitting or operating constraints or new monitoring and reporting requirements owing to, among other things, concerns of the public or governmental authorities regarding such disposal activities.

        One such concern relates to recent seismic events near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico and Arkansas. The United States Geological Survey also noted the potential for induced seismicity in Ohio and Alabama. In response to concerns regarding induced seismicity, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has developed and implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. In addition, ongoing lawsuits allege that disposal well operations have caused damage to neighboring properties or otherwise violated state and federal rules regulating waste disposal. These developments could result in additional regulation and restrictions on the use of injection wells. Increased regulation and attention given to induced seismicity could lead to greater opposition to oil and gas activities utilizing injection wells for waste disposal. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition and results of operations.

The Endangered Species Act and Migratory Bird Treaty Act govern both our and our oil and gas producing customers' operations and additional restrictions may be imposed in the future, which constraints could have an adverse impact on our ability to expand some of our existing operations or limit our customers' ability to develop new oil and gas wells.

        The Endangered Species Act (the "ESA") restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act (the "MBTA"). To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers' operate, both our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customer's drilling activities may be delayed, restricted or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species.

        In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia in 2011, the U.S. Fish & Wildlife Service (the "FWS") is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS' 2017 fiscal year. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers' operations to become subject to operating restrictions or bans, and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state and private lands.

We face significant competition that may cause us to lose market share and could negatively affect our ability to expand our operations, and we may be unable to compete effectively with larger companies.

        The water solutions business is highly competitive. Some of our competitors have a similarly broad geographic scope, as well as greater financial and other resources than we do, while others focus on specific basins only and may have local competitive cost efficiencies as a result. Additionally, there may be new companies that enter the water solutions business or our existing and potential customers may develop their own water solutions businesses. Our ability to maintain current revenue and cash flows, and our ability to expand our operations, could be adversely affected by the activities of our competitors and our customers. If our competitors substantially increase the resources they devote to the development and marketing of competitive services or substantially decrease the prices at which they offer their services, we may be unable to effectively compete. All of these competitive pressures could have a material adverse effect on our business, results of operations and financial condition.

        The oil and gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Many of our larger competitors provide a broader base of services on a regional, national or worldwide basis. These companies may have a greater ability to continue oilfield service activities during periods of low commodity prices, to contract for equipment, to secure trained personnel, to secure contracts and permits and to absorb the burden of present and future federal, state, local and other laws and regulations. Any inability to compete effectively with larger companies could have a material adverse impact on our financial condition and results of operations.

Our success depends on key members of our management, the loss of any of whom could disrupt our business operations.

        We depend to a large extent on the services of some of our executive officers. The loss of the services of one or more of our key executives could increase our exposure to the other risks described in this "Risk Factors" section. We do not maintain key man insurance on any of our personnel other than John Schmitz, our Chairman and Chief Executive Officer.

Our industry has experienced a high rate of employee turnover. Any difficulty we experience replacing or adding personnel could have a material adverse effect on our liquidity, results of operations and financial condition.

        We are dependent upon the available labor pool of skilled employees and may not be able to find enough skilled labor to meet our needs, which could have a negative effect on our growth. We are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. Our services require skilled workers who can perform physically demanding work. As a result of our industry volatility, including the recent and pronounced decline in drilling activity, as well as the demanding nature of the work, many workers have left the oilfield services section to pursue employment in different fields. If we are unable to retain or meet growing demand for skilled technical personnel, our operating results and our ability to execute our growth strategies may be adversely affected.

Delays or restrictions in obtaining permits by us for our operations or by our customers for their operations could impair our business.

        In most states, our operations and the operations of our oil and gas producing customers require permits from one or more governmental agencies in order to perform drilling and completion activities, secure water rights, construct impoundments tanks and operate pipelines or trucking services. Such permits are typically issued by state agencies, but federal and local governmental permits may also be required. The requirements for such permits vary depending on the location where such drilling and completion, and pipeline and gathering, activities will be conducted. As with all governmental permitting processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit to be issued, the conditions that may be imposed in connection with the granting of the permit and whether the permit may be terminated. In addition, some of our customers' drilling and completion activities may take place on federal land or Native American lands, requiring leases and other approvals from the federal government or Native American tribes to conduct such drilling and completion activities. Under certain circumstances, federal agencies may cancel proposed leases for federal lands and refuse to grant or delay required approvals. Therefore, our customers' operations in certain areas of the United States may be interrupted or suspended for varying lengths of time, causing a loss of revenue to us and adversely affecting our results of operations in support of those customers.

In the future we may face increased obligations relating to the closing of our wastewater disposal facilities and may be required to provide an increased level of financial assurance to guarantee that the appropriate closure activities will occur for a wastewater disposal facility.

        Obtaining a permit to own or operate wastewater disposal facilities generally requires us to establish performance bonds, letters of credit or other forms of financial assurance to address remediation and closure obligations. As we acquire additional wastewater disposal facilities or expand our existing wastewater disposal facilities, these obligations will increase. Additionally, in the future, regulatory agencies may require us to increase the amount of our closure bonds at existing wastewater disposal facilities. Moreover, actual costs could exceed our current expectations, as a result of, among other things, federal, state or local government regulatory action, increased costs charged by service providers that assist in closing wastewater disposal facilities and additional environmental remediation requirements. Increased regulatory requirements regarding our existing or future wastewater disposal facilities, including the requirement to pay increased closure and post-closure costs or to establish increased financial assurance for such activities could substantially increase our operating costs and cause our available cash that we have to distribute to our unitholders to decline.

Constraints in the supply of equipment used in providing services to our customers and replacement parts for such could affect our ability to execute our growth strategies.

        Equipment used in providing services to our customers is normally readily available. Market conditions could trigger constraints in the supply chain of certain equipment or replacement parts for such equipment, which could have a material adverse effect on our business. The majority of our risk associated with supply chain constraints occurs in those situations where we have a relationship with a single supplier for a particular resource.

Technology advancements in well service technologies, including those involving recycling of saltwater or the replacement of water in fracturing fluid, could have a material adverse effect on our business, financial condition and results of operations.

        The oilfield services industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. The saltwater disposal industry is subject to the introduction of new waste treatment and disposal techniques and services using new technologies including those involving recycling of saltwater, some of which may be subject to patent protection. As competitors and others use or develop new technologies or technologies comparable to ours in the future, we may lose market share or be placed at a competitive disadvantage. For example, some oil and gas producers are focusing on developing and utilizing non-water fracturing techniques, including those utilizing propane, carbon dioxide or nitrogen instead of water. Further, we may face competitive pressure to implement or acquire certain new technologies at a substantial cost. Some of our competitors may have greater financial, technical and personnel resources than we do, which may allow them to gain technological advantages or implement new technologies before we can. Additionally, we may be unable to implement new technologies or products at all, on a timely basis or at an acceptable cost. New technology could also make it easier for our customers to vertically integrate their operations or reduce the amount of waste produced in oil and gas drilling and production activities, thereby reducing or eliminating the need for third-party disposal. Limits on our ability to effectively use or implement new technologies may have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by uncertainty in the global financial markets and the continuing worldwide economic downturn.

        Our future results may be impacted by the continuing uncertainty caused by the worldwide economic downturn, continued volatility or deterioration in the debt and equity capital markets, inflation, deflation or other adverse economic conditions that may negatively affect us or parties with whom we do business resulting in a reduction in our customers' spending and their non-payment or inability to perform obligations owed to us, such as the failure of customers to honor their commitments or the failure of major suppliers to complete orders. Additionally, credit market conditions may change slowing our collection efforts as customers may experience increased difficulty in obtaining requisite financing, potentially leading to lost revenue and higher than normal accounts receivable. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense to us.

        The current global economic environment may adversely impact our ability to issue debt. A continuation of the economic uncertainty may cause institutional investors to respond to their borrowers by increasing interest rates, enacting tighter lending standards or refusing to refinance existing debt upon its maturity or on terms similar to the expiring debt. However, due to the above listed factors, we cannot be certain that additional funding will be available if needed and, to the extent required, on acceptable terms.

Our operations are subject to inherent risks, some of which are beyond our control. These risks may be self-insured, or may not be fully covered under our insurance policies.

        Our operations are subject to hazards inherent in the oil and gas industry, such as, but not limited to, accidents, blowouts, explosions, craterings, fires, oil spills and releases of drilling, completion or fracturing fluids or wastewater into the environment. These conditions can cause:

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  disruption in operations;

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  substantial repair or remediate costs;

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  personal injury or loss of human life;

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  significant damage to or destruction of property, and equipment;

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  environmental pollution, including groundwater contamination;

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  impairment or suspension of operations; and

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  substantial revenue loss.

        The occurrence of a significant event or adverse claim in excess of the insurance coverage that we maintain or that is not covered by insurance could have a material adverse effect on our liquidity, consolidated results of operations and consolidated financial condition. Any interruption in our services due to pipeline breakdowns or necessary maintenance or repairs could reduce sales revenues and earnings. In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. Litigation arising from a catastrophic occurrence at a location where our equipment and services are being used may result in our being named as a defendant in lawsuits asserting large claims.

        We do not have insurance against all foreseeable risks, either because insurance is not available or because of the high premium costs. The occurrence of an event not fully insured against or the failure of an insurer to meet its insurance obligations could result in substantial losses. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable. Insurance may not be available to cover any or all of the risks to which we are subject, or, even if available, it may be inadequate, or insurance premiums or other costs could rise significantly in the future so as to make such insurance prohibitively expensive.

The deterioration of the financial condition of our customers could adversely affect our business.

        During times when the gas or crude oil markets weaken, our customers are more likely to experience financial difficulties, including being unable to access debt or equity financing, which could result in a reduction in our customers' spending for our services. In addition, in the course of our business we hold accounts receivable from our customers. In the event of the financial distress or bankruptcy of a customer, we could lose all or a portion of such outstanding accounts receivable associated with that customer. Further, if a customer was to enter into bankruptcy, it could also result in the cancellation of all or a portion of our service contracts with such customer at significant expense or loss of expected revenues to us.

We may be required to take write-downs of the carrying values of our long-lived assets.

        We evaluate our long-lived assets, such as property and equipment, for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. Based on specific market factors and circumstances at the time of prospective impairment reviews and the continuing evaluation of development plans, economics and other factors, we may be required to write down the carrying value of our long-lived and other intangible assets. We recorded an impairment of $60.03 million on our long-lived assets for the year ended December 31, 2016.

Seasonal weather conditions and natural disasters could severely disrupt normal operations and harm our business.

        Our Water Solutions operations are located primarily in the southern, mid-western and eastern United States. These areas are adversely affected by seasonal weather conditions, primarily in the winter and spring. During periods of heavy snow, ice or rain, we may be unable to move our equipment between locations, thereby reducing our ability to provide services and generate revenues. Additionally, extended drought conditions in our operating regions could impact our ability to source sufficient water for our customers or increase the cost for such water. As a result, a natural disaster or inclement weather conditions could severely disrupt the normal operation of our business and adversely impact our financial condition and results of operations.

We are subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption and/or financial loss.

        The oil and gas industry has become increasingly dependent on digital technologies to conduct certain processing activities. For example, we depend on digital technologies to perform many of our services and to process and record financial and operating data. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. The U.S. government has issued public warnings that indicate that energy assets might be specific targets of cyber security threats. Our technologies, systems and networks, and those of our vendors, suppliers and other business partners, may become the target of cyberattacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of business operations. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Our systems and insurance coverage for protecting against cyber security risks may not be sufficient. As cyber incidents continue to evolve, we may be required to expend additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerability to cyber incidents. Our insurance coverage for cyberattacks may not be sufficient to cover all the losses we may experience as a result of such cyberattacks.

A terrorist attack or armed conflict could harm our business.

        The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

        We have entered into a significant number of transactions with related parties. The details of certain of these transactions are set forth in the section "Certain Relationships and Related Party Transactions." Related party transactions create the possibility of conflicts of interest with regard to our management. Such a conflict could cause an individual in our management to seek to advance his or her economic interests above ours. Further, the appearance of conflicts of interest created by related party transactions could impair the confidence of our investors. Our board of directors regularly reviews these transactions. Notwithstanding this, it is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

The adoption of more stringent trucking legislation or regulations may increase our costs and could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

        In connection with the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation (the "U.S. DOT"), and by analogous state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible legislative and regulatory changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations and changes in the regulations that govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

        Interstate motor carrier operations are subject to safety requirements developed and implemented by the U.S. DOT. Intrastate motor carrier operations often are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state laws and regulations.

        From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely affect the recruitment of drivers. Management cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted. We may be required to increase operating expenses or capital expenditures in order to comply with any new laws, regulations or other restrictions.

Disruptions in the transportation services of trucking companies transporting wastewater could have a material adverse effect on our results.

        We use trucks to transport some produced water to our wastewater disposal facilities. In recent years, certain states, such as North Dakota and Texas, and state counties have increased enforcement of weight limits on trucks used to transport raw materials on their public roads. It is possible that the states, counties and cities in which we operate our business may modify their laws to further reduce truck weight limits or impose curfews or other restrictions on the use of roadways. Such legislation and enforcement efforts could result in delays in, and increased costs to, transport produced water to our wastewater disposal facilities, which may either increase our operating costs or reduce the amount of produced water transported to our facilities. Such developments could decrease our operating margins or amounts of produced water disposed at our wastewater disposal facilities and thereby have a material adverse effect on our results of operations and financial condition.

A significant increase in fuel prices may adversely affect our transportation costs, which could have a material adverse effect on our results of operations and financial condition.

        Fuel is one of our significant operating expenses, and a significant increase in fuel prices could result in increased transportation costs. The price and supply of fuel is unpredictable and fluctuates based on events such as geopolitical developments, supply and demand for oil and gas, actions by oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and weather concerns. A significant increase in fuel prices could increase the price of, and therefore reduce demand for, our services, which could affect our results of operations and financial condition.

Risks Relating to the Offering and our Class A Common Stock

The initial public offering price of our Class A common stock may not be indicative of the market price of our Class A common stock after this offering. In addition, an active, liquid and orderly trading market for our Class A common stock may not develop or be maintained, and our stock price may be volatile.

        Prior to this offering, our Class A common stock was not traded on any market. An active, liquid and orderly trading market for our Class A common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors' purchase and sale orders. The market price of our Class A common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock. The initial public offering price will be negotiated between us, the selling shareholders and representatives of the underwriters, based on numerous factors which we discuss in "Underwriting," and may not be indicative of the market price of our Class A common stock after this offering. Consequently, you may not be able to sell shares of our Class A common stock at prices equal to or greater than the price paid by you in this offering.

        The following factors could affect our stock price:

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  quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  strategic actions by our competitors;

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  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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  speculation in the press or investment community;

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  the failure of research analysts to cover our Class A common stock;

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  sales of our Class A common stock by us, the selling shareholders or other shareholders, or the perception that such sales may occur;

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  changes in accounting principles, policies, guidance, interpretations or standards;

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  additions or departures of key management personnel;

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  actions by our shareholders;

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  general market conditions, including fluctuations in commodity prices;

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  domestic and international economic, legal and regulatory factors unrelated to our performance; and

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  the realization of any risks describes under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, operating results and financial condition.

We do not expect to pay any dividends to the holders of the Class A common stock offered hereby in the foreseeable future and the availability and timing of future dividends, if any, is uncertain.

        We currently intend to retain future earnings, if any, to finance the expansion of our business, including the repayment of our debt, and do not expect to declare or pay any dividends on our Class A common stock in the foreseeable future. Our credit facility places certain restrictions on the ability of us and our subsidiaries to pay dividends. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering. We may amend our credit facility or enter into new debt arrangements that also prohibit or restrict our ability to pay dividends on our Class A common stock.

        Subject to such restrictions, our board of directors will determine the amount and timing of stockholder dividends, if any, that we may pay in future periods. In making this determination, our directors will consider all relevant factors, including the amount of cash available for dividends, capital expenditures, covenants, prohibitions or limitations with respect to dividends, applicable law, general operational requirements and other variables. We cannot predict the amount or timing of any future dividends you may receive, and if we do commence the payment of dividends, we may be unable to pay, maintain or increase dividends over time. Therefore, you may not be able to realize any return on your investment in our Class A common stock for an extended period of time, if at all. Please read "Dividend Policy."

Investors in this offering will experience immediate and substantial dilution of $9.41 per share.

        Based on an assumed initial public offering price of $16.50 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $9.41 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2016 after giving effect to this offering would be $7.09 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

If certain conditions are not met, Special Stock Dividends may accrue on the outstanding shares of our Class A-1 common stock which would be dilutive to the holders of our Class A common stock and Class B common stock.

        If we fail to file the resale shelf registration statement for the benefit of the 144A Investors by April 30, 2017 or to cause such resale shelf registration statement to go effective within 60 days following the closing of this offering as currently anticipated, Special Stock Dividends will accrue with respect to the outstanding shares of our Class A-1 common stock. Special Stock Dividends are non-cash dividends that are payable only in additional shares of Class A-1 common stock, resulting in dilution to the holders of our Class A common stock and Class B common stock which may be substantial. The holders of Class A-1 common stock will be given the benefit of any accrued Special Stock Dividends for purposes of (i) voting at any meeting of stockholders (for so long as shares of Class A-1 common stock remain issued and outstanding), (ii) the receipt of any dividends declared on our common stock

(other than Special Stock Dividends) and (iii) the sale or transfer of shares of Class A-1 common stock, such that the right to receive any accrued and unpaid Special Stock Dividends shall be transferred with and unseverable from the shares of Class A-1 common stock on which such Special Stock Dividends accrue. Such Special Stock Dividends will be issuable upon the occurrence of certain events; once issued, such shares will be convertible into shares of Class A common stock on the same terms and conditions as the Class A-1 common stock. Please read "Description of Capital Stock—Class A-1 Common Stock—Dividend Rights."

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Class A common stock.

        Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act and therefore are not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Sections 302 and 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our Class A common stock.

Since we expect to be a "controlled company" for purposes of the corporate governance requirements of the NYSE, our stockholders will not have, and may never have, the protections that these corporate governance requirements are intended to provide.

        Since we expect to be a "controlled company" for purposes of the corporate governance requirements of the NYSE, we are not required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. If we choose to take advantage of any or all of these exemptions, our stockholders may not have the protections that these rules are intended to provide.

Since we expect to be an "emerging growth company," we will not be required to comply with certain disclosure requirements that are applicable to other public companies and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.

        We expect to be an "emerging growth company," as defined in the JOBS Act and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies, including, but not limited to, longer phase-in periods for the adoption of new or revised financial accounting standards, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act, until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        We cannot predict if investors will find our Class A common stock less attractive because we will rely on these exemptions. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our Class A common stock price may be more volatile. Under the JOBS Act, "emerging growth companies" can delay adopting new or revised accounting standards until such time as those standards apply to private companies.

We will incur increased costs as a result of becoming a public company.

        As a privately held company, we were not responsible for the corporate governance and financial reporting practices and policies required of a public company. Following the completion of this offering, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of Sarbanes-Oxley, related regulations of the SEC and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

  •
  institute a more comprehensive compliance function;

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  comply with rules promulgated by the NYSE;

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  prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  establish new internal policies, such as those relating to disclosure controls and procedures and insider trading; and

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  involve and retain to a greater degree outside counsel and accountants in the above activities.

        In addition, we expect that being a public company subject to these rules and regulations will require us to accept less director and officer liability insurance coverage than we desire or to incur substantial costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Certain of our directors and senior management have limited experience managing public companies, which could adversely affect our financial position.

        Certain members of our senior management and certain of our directors have not previously managed a publicly traded operating company and may be unsuccessful in doing so. The demands of managing a publicly traded company are significant, and some members of our senior management or board of directors may not be able to meet these increased demands. Failure to effectively manage our business could adversely affect our overall financial position.

Future sales of our equity securities, or the perception that such sales may occur, may depress our share price, and any additional capital raised through the sale of equity or convertible securities may dilute your ownership in us.

        Subject to certain limitations and exceptions, Legacy Owner Holdco and its permitted transferees may exchange their SES Holdings LLC Units (together with a corresponding number of shares of

Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. In addition, the 16,100,000 shares of our Class A-1 Common Stock issued in the 144A Offering will automatically convert to Class A common stock on a one-for-one basis upon the effectiveness of a registration statement filed to permit resales of such shares. The 144A Investors are entitled to sell such shares 60 days following the closing of this offering. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 250 million shares of Class A common stock, 40 million shares of Class A-1 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock. The registration rights of our Legacy Owners and the 144A Investors and the sales of substantial amounts of our Class A common stock following the effectiveness of the shelf registration statements for the benefit of our Legacy Owners or the 144A Investors, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our capital stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

        Our stockholders, directors and executive officers have entered into lock-up agreements with respect to their equity securities of the Company. As restrictions on resale end, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them. Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC, at any time and without notice, may release all or any portion of the equity securities subject to the foregoing lock-up agreements entered into in connection with this offering. The 144A Investors have entered into lock-up agreements which expire 60 days from the closing of this offering. FBR, at any time and without notice, may release all or any portion of the equity securities subject to the foregoing lock-up agreements entered into in connection with the 144A Offering. If the restrictions under the lock-up agreements are waived, our Class A common stock will be available for sale into the market, which could reduce the market value for our Class A common stock. The lock-up agreements entered into in connection with the 144A Offering contain an exception permitting us to issue shares of Class A common stock in connection with acquisitions in an amount up to 19.9 percent of the outstanding voting power at the time of such issuance, provided that the recipient executes a similar lock-up agreement. In addition, the lock-up agreements entered into in connection with this offering contain an exception permitting us to issue shares of common stock in connection with acquisitions in an amount up to 10% of the outstanding voting power at the time of such issuance, provided that the recipient executes a similar lock-up agreement. The issuance of such shares of Class A common stock would ultimately be dilutive to the holders of shares of Class A common stock acquired in this offering.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the share price for our Class A common stock could decline.

        The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, the share price of our Class A common stock could decline.

Provisions in our certificate of incorporation and bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

        Provisions contained in our certificate of incorporation and bylaws, in each case as amended and restated as of the date on which this offering is completed, could make it more difficult for a third party to acquire us after we have become a publicly traded company. Provisions of our certificate of incorporation and bylaws impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our capital stock. These rights may have the effect of delaying or deterring a change of control of our company. Additionally, our bylaws establish limitations on the removal of directors and on the ability of our stockholders to call special meetings and include advance notice requirements for nominations for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings.

        In addition, after we cease to be a controlled company, a classified board of directors will be established, so that only approximately one-third of our directors will be elected each year. See "Description of Capital Stock—Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law." These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock.

        In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreements, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. See "Risks Related to Our Internal Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements."

Legacy Owner Holdco controls a significant percentage of our voting power.

        Legacy Owner Holdco beneficially owns 100% of our Class B common stock, and upon completion of this offering, the Class B common stock will represent approximately 55.5% of our outstanding voting capital stock. See "Organizational Structure" and "Summary—Organization." In addition, certain of our directors are currently employed by Crestview Partners, our private equity sponsor and the manager of funds that hold the largest equity interest in Legacy Owner Holdco. Other funds controlled by Crestview GP also owns a majority of our currently outstanding shares of our Class A common stock, representing an additional 5.5% of our outstanding voting capital. Collectively, these holders control approximately 61.0% of our voting shares after completion of this offering. Holders of Class A common stock and Class B common stock generally will vote together as a single class on all matters presented to our stockholders for their vote or approval. Consequently, Legacy Owner Holdco will have control over all matters that require approval by our stockholders, including the election and removal of directors, changes to our organizational documents and approval of acquisition offers and other significant corporate transactions. This concentration of ownership will limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial. So long as Legacy Owner Holdco continues to own a significant amount of our outstanding voting capital stock, even if such amount is less than 50%, it will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a transaction is in their own best interests.

Our amended and restated certificate of incorporation contains a provision renouncing our interest and expectancy in certain corporate opportunities, which could adversely affect our business or prospects.

        Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by applicable law, we renounce any interest or expectancy in any business opportunity that involves any aspect of the energy business or industry and that may be from time to time presented to any member of Legacy Owner Holdco, Crestview Partners or any affiliates of Crestview GP, B-29 Investments, LP, Sunray Capital, LP and Proactive Investments, LP (the "Legacy Group") or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the Legacy Group, including our Chief Executive Officer, John Schmitz, and our President, Cody Ortowski, even if the opportunity is one that we might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. Mr. Schmitz controls both B-29 Investments LP and Sunray Capital, LP and is a direct and indirect beneficiary of these provisions in our Articles of Incorporation. Our amended and restated certificate of incorporation further provides that no such person or party shall be liable to us by reason of the fact that such person pursues any such business opportunity, or fails to offer any such business opportunity to us.

        As a result, any member of the Legacy Group or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the Legacy Group may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, by renouncing our interest and expectancy in any business opportunity that may be from time to time presented to any member of the Legacy Group or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the Legacy Group, our business or prospects could be adversely affected if attractive business opportunities are procured by such parties for their own benefit rather than for ours. See "Certain Relationships and Related Party Transactions."

A significant reduction by Crestview of its ownership interests in us could adversely affect us.

        We believe that Crestview's ownership interests in us provides it with an economic incentive to assist us to be successful. Upon the expiration or earlier waiver of the lock-up restrictions on transfers or sales of our securities following the completion of this offering, Crestview will not be subject to any obligation to maintain its ownership interest in us and may elect at any time thereafter to sell all or a substantial portion of or otherwise reduce its ownership interest in us. If Crestview sells all or a substantial portion of its ownership interest in us, it may have less incentive to assist in our success and its affiliate(s) that are expected to serve as members of our board of directors may resign. Such actions could adversely affect our ability to successfully implement our business strategies which could adversely affect our cash flows or results of operations.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

        Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our shareholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Risks Related to Our Organizational Structure

We are a holding company. Our sole material asset is our equity interest in SES Holdings, and accordingly, we are dependent upon distributions and payments from SES Holdings to pay taxes, make payments under the Tax Receivable Agreements and cover our corporate and other overhead expenses.

        We are a holding company and have no material assets other than our equity interest in SES Holdings. Please see "Organizational Structure." We have no independent means of generating revenue. To the extent SES Holdings has available cash, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreements we entered into with the TRA Holders and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. We will be limited, however, in our ability to cause SES Holdings and its subsidiaries to make these and other distributions or payments to us due to certain limitations, including the restrictions under our credit facility and the cash requirements and financial condition of SES Holdings. To the extent that we need funds and SES Holdings or its subsidiaries are restricted from making such distributions or payments under applicable law or regulations or under the terms of their financing arrangements or are otherwise unable to provide such funds, our liquidity and financial condition could be adversely affected.

We will be required to make payments under the Tax Receivable Agreements for certain tax benefits we may claim, and the amounts of such payments could be significant.

        In connection with the 144A Offering, we entered into two Tax Receivable Agreements which generally provide for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in

U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances as a result of certain tax basis increases, net operating losses available to us as a result of certain reorganization transactions entered into in connection with the 144A Offering, and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings.

        The term of each Tax Receivable Agreement commenced upon the completion of the 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements (or the Tax Receivable Agreements are terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) and we make the termination payment specified in the Tax Receivable Agreements. In addition, payments we make under the Tax Receivable Agreements will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreements are not terminated and we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2020 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2020 and to continue for five taxable years following the 144A Offering.

        The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings LLC Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. The payments under the Tax Receivable Agreements will not be conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements.

        If we elect to terminate the Tax Receivable Agreements early or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points); and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) the assumption that any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $218.2 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $288.4 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreements.

        Payments under the Tax Receivable Agreements will be based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if any tax benefits that have given rise to payments under the Tax Receivable Agreements are subsequently disallowed, except that excess payments made to the TRA Holders will be netted against payments that would otherwise be made to the TRA Holders, if any, after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

If SES Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and SES Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreements even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that SES Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership, the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of SES Holdings LLC Units pursuant to an Exchange Right (or our Call Right) or other transfers of SES Holdings LLC Units could cause SES Holdings to be treated as a publicly traded partnership.

Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of SES Holdings LLC Units qualify for one or more such safe harbors. For example, we intend to limit the number of unitholders of SES Holdings and Legacy Owner Holdco, and the SES Holdings LLC Agreement, provides for limitations on the ability of unitholders of SES Holdings to transfer their SES Holdings LLC Units and will provide us, as managing member of SES Holdings, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of SES Holdings to exchange their SES Holdings LLC Units pursuant to an Exchange Right to the extent we believe it is necessary to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes.

        If SES Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for SES Holdings. In addition, we may not be able to realize tax benefits covered under the Tax Receivable Agreements, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreements, even if the corresponding tax benefits (including any claimed increase in the tax basis of SES Holdings' assets) were subsequently determined to have been unavailable.

The sale or exchange of 50% or more of the capital and profits interests of SES Holdings during any twelve-month period will result in the termination of the SES Holdings partnership for U.S. federal income tax purposes, which could result in significant deferral of depreciation deductions allowable in computing our taxable income.

        SES Holdings will be considered to have terminated its partnership for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once. Among other consequences, the termination of SES Holdings for U.S. federal income tax purposes could result in a significant deferral of depreciation deductions allowable in computing SES Holdings' taxable income, including the taxable income of SES Holdings that is allocable to us. The termination of SES Holdings would not affect its classification as a partnership for U.S. federal income tax purposes, but it would result in its being treated as a new partnership for U.S. federal income tax purposes following the termination.

Legacy Owner Holdco and the Legacy Owners have interests that conflict with holders of shares of our Class A common stock.

        Immediately following this offering, Legacy Owner Holdco will own approximately 55.5% of the outstanding SES Holdings LLC Units. Because it holds a portion of its ownership interest in our business in the form of direct ownership interests in SES Holdings rather than through us, Legacy Owner Holdco may have conflicting interests with holders of shares of Class A common stock. For example, Legacy Owner Holdco may have different tax positions from us, and decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreements" and "Summary—Our Relationship with Crestview Partners."

        The fact that Legacy Owner Holdco will have voting control over all matters that require the approval of our stockholders amplifies the potential risks to our company and our other stockholders relating to the conflicts of interest described above.

FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements." All statements, other than statements of historical fact, included in this prospectus regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this prospectus. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events. Our forward-looking statements involve significant risks and uncertainties (some of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, those summarized below:

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  the level of capital spending by domestic oil and gas companies;

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  trends and volatility in oil and gas prices;

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  demand for our services;

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  regional impacts to our business, including our key infrastructure assets within the Bakken;

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  our level of indebtedness and our ability to comply with covenants contained in our credit facility or future debt instruments;

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  our access to capital to fund expansions, acquisitions and our working capital needs and our ability to obtain debt or equity financing on satisfactory terms;

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  our safety performance;

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  the impact of current and future laws, rulings and governmental regulations, including those related to hydraulic fracturing, accessing water, disposing of wastewater and various environmental matters;

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  our ability to retain key management and employees;

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  the impacts of competition on our operations;

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  our ability to hire and retain skilled labor;

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  delays or restrictions in obtaining permits by us or our customers;

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  constraints in supply or availability of equipment used in our business;

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  the impacts of advancements in drilling and well service technologies;

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  changes in global economic conditions, generally, and in the markets we serve;

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  accidents, weather, seasonality or other events affecting our business; and

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  the other risks identified in this prospectus including, without limitation, those under the headings "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Certain Relationships and Related Party Transactions."

        These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. Our future results will depend upon various other risks and uncertainties, including those described elsewhere in this prospectus under the heading, "Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. All forward-looking statements attributable to us are qualified in their entirety by this cautionary statement.

 USE OF PROCEEDS

        We estimate that our net proceeds from this offering, assuming an initial public offering price of $16.50 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting the underwriters' discount and estimated offering expenses payable by us will be approximately $161.7 million. We intend to contribute all of the net proceeds received by us to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the net proceeds in the following manner: (i) $34 million will be used to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition; (ii) $10.7 million will be used for the cash settlement of outstanding phantom units at SES Holdings; (iii) approximately $77 million will be used for 2017 budgeted capital expenditures (including approximately $5 million related to the expansion of our Bakken Pipeline systems); and (iv) the balance will be used for general corporate purposes, including other organic and acquisition growth opportunities.

        Our credit facility matures on February 28, 2020. As of April 6, 2017, we had $34.0 million of drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility, with a weighted average interest rate of 5.5%. The outstanding borrowings under our credit facility were incurred to fund the Permian Acquisition.

        A $1.00 increase or decrease in the assumed initial public offering price of $16.50 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, received by us to increase or decrease, respectively, by approximately $10.0 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus remains the same. If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings intends to use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to SES Holdings and SES Holdings would reduce by a corresponding amount the net proceeds directed to general corporate purposes. Any reduction in net proceeds may cause us to need to borrow additional funds under our credit facilities to fund our operations, which would increase our interest expense and decrease our net income.

        We will not receive any of the proceeds from the sale of shares of our Class A common stock by the selling shareholders in connection with the exercise of the underwriters' over-allotment option. We will pay all expenses related to this offering, other than underwriting discounts and commissions related to the shares sold by the selling shareholders in connection with the exercise of the underwriters' over-allotment option.

        Affiliates of certain of the underwriters are lenders under our credit facility and, accordingly, such affiliates may receive a portion of the net proceeds from this offering. See "Underwriting."

 DIVIDEND POLICY

        We do not anticipate declaring or paying any cash dividends to holders of our Class A common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations and financial condition, capital requirements, business prospects, statutory and contractual restrictions on our ability to pay dividends, including restrictions contained in our credit agreement and other factors our board of directors may deem relevant.

        Holders of shares of our Class A-1 common stock issued in the 144A Offering are entitled to receive Special Stock Dividends that will accrue and be payable only in additional shares of Class A-1 common stock if certain conditions are not met. For additional information, please read "Description of Capital Stock—Class A-1 Common Stock—Dividend Rights."

 CAPITALIZATION

        The following table shows our cash and cash equivalents and capitalization as of December 31, 2016:

  •
  on an actual basis;

  •
  on an as adjusted basis to give effect to the Permian Acquisition and the transactions contemplated thereby; and

  •
  on an as further adjusted basis to give effect to (i) this offering at an assumed initial offering price of $16.50 per share (which is the midpoint of the range set forth on the cover of this prospectus) and (ii) the application of the net proceeds, after deducting the estimated underwriters' discount and estimated offering expenses payable by us, as set forth in "Use of Proceeds." You should refer to "Use of Proceeds," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained in the F-pages to this prospectus in evaluating the material presented below.

	December 31, 2016
	Actual	As Adjusted	As Further Adjusted
	(In thousands)
Cash and cash equivalents	$40,041	$23,041	$140,047

Long-term debt, including current maturities:
Credit Facility(1)	—	34,000	—

Total long-term debt	—	34,000	—

Equity:
Class A-1 common stock, $0.01 par value; 40,000,000 shares authorized, 16,100,000 shares issued and outstanding (actual, as adjusted and as further adjusted)	161	161	161
Class A common stock, $0.01 par value; 250,000,000 shares authorized, 3,802,972 shares issued and outstanding (actual), 4,077,970 shares issued and outstanding (as adjusted) and 14,677,970 shares issued and outstanding (as further adjusted)	38	41	147
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 38,462,541 shares issued and outstanding (actual, as adjusted and as further adjusted)	385	385	385
Preferred Stock, $0.01 par value; 50,000,000 authorized and no shares issued and outstanding (actual and as adjusted)	—	—	—
Additional paid-in capital	113,175	116,081	221,403
Accumulated deficit	(1,043)	(1,043)	(5,776)

Total stockholders' equity	112,716	115,625	216,319

Noncontrolling interests	221,992	224,583	274,895

Total equity	334,708	340,208	491,214

Total capitalization	$334,708	$374,208	$491,214

(1)
As of December 31, 2016, we had no drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility. As of April 6, 2017, we had $34.0 million of drawn borrowings and $16.1 million of letters of credit outstanding under the credit facility.

 DILUTION

        Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2016 was approximately $334.7 million, or $5.73 per share of Class A common stock. Adjusted net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock). After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our as further adjusted net tangible book value as of December 31, 2016 would have been approximately $491.2 million, or $7.09 per share. This represents an immediate increase in the net tangible book value of $1.29 per share to our existing shareholders and an immediate dilution (i.e., the difference between the offering price and the as further adjusted net tangible book value after this offering) to new investors purchasing shares in this offering of $9.41 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock):

Initial public offering price per share		$16.50
Net tangible book value per share as of December 31, 2016	$5.73
Net tangible book value per share (as adjusted)	5.80
Increase per share attributable to new investors in this offering	1.29

As further adjusted net tangible book value per share after giving effect to the Permian Acquisition and this offering		7.09

Dilution in adjusted net tangible book value per share to new investors in this offering(1)		$9.41

(1)
If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in adjusted net tangible book value per share to new investors in this offering would equal $10.26 or $8.54, respectively.

        The following table summarizes, on an as further adjusted basis as of December 31, 2016, the total number of shares of Class A common stock owned by existing shareholders (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock) and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing shareholders and to be paid by new investors in this offering at $16.50, calculated before deduction of estimated underwriting discounts and commissions.

			Total Consideration
	Shares Acquired
			Amount (in thousands)		Average Price Per Share
	Number	Percent		Percent
Existing shareholders (as adjusted)	58,640,511	84.7%	$—	0.0%	$—
New investors in this offering	10,600,000	15.3%	174,900	100.0%	16.50
Total	69,240,511	100.0%	$174,900	100.0%	$2.53

        The data in the table excludes 5,448,000 shares of Class A common stock reserved for issuance under our equity incentive plan immediately following this offering, 1,088,024 of which are subject to outstanding awards.

        If the underwriters' option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 12,190,000, or approximately 17.6% of the total number of shares of Class A common stock (assuming that 100% of our Class A-1 common stock and 100% of our Class B common stock has been converted into shares of Class A common stock).

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our selected historical financial data for the periods and as of the dates indicated. The statement of operations data for the years ended December 31, 2016 and 2015 and the balance sheet data as of December 31, 2016 and 2015 are derived from our audited consolidated financial statements and the notes thereto included in the F-pages of this prospectus.

        Historical results are not necessarily indicative of the results we expect in future periods. The data presented below should be read in conjunction with, and are qualified in their entirety by reference to, "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Year Ended December 31,
	2016	2015
	(in thousands)
Statement of Operations Data:
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Income (loss) from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Income (loss) from operations before taxes	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

Net income (loss) from continuing operations	(313,948)	(81,893)
Net income (loss) from discontinued operations, net of tax	—	21

Net income (loss)	$(313,948)	$(81,872)

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

Pro forma net loss per share attributable to common stockholders (unaudited):
Class A-1—Basic & Diluted	$(4.49)

Class A—Basic & Diluted	$(4.49)

Class B—Basic & Diluted	$—

Statement of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$5,131	$151,999
Investing activities	(26,955)	(38,703)
Financing activities	45,560	(107,348)
Balance Sheet Data (at period end):
Cash and cash equivalents	$40,041	$16,305
Total assets	405,066	650,248
Long-term liabilities	23,974	256,923
Other Financial Data:
EBITDA(1)	$(201,237)	$39,853
Adjusted EBITDA(1)	16,944	65,539

(1)
For definitions and reconciliations of historical EBITDA and Adjusted EBITDA, see "Summary—Summary Consolidated Financial Data."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Consolidated Financial Data" and our audited and unaudited financial statements and related notes appearing elsewhere in this prospectus. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under "Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements.

        The financial data discussed below for the year ended December 31, 2014 was derived from our unaudited historical consolidated financial statements, that were prepared by our management in accordance with GAAP and that are not included in the prospectus. Neither our independent registered public accounting firm, nor any other independent registered public accounting firm, have compiled, examined or performed any procedures with respect to such financial data in accordance with SEC requirements, and such metrics are not intended to be indicative of future performance.

Overview

        We are a leading provider of total water solutions to the U.S. unconventional oil and gas industry. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary pipe) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal. Our services are necessary to establish and maintain production of oil and gas over the productive life of a horizontal well. Water and related services are increasingly important as E&P companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral) in order to improve production and recovery of hydrocarbons. Historically, we have generated a substantial majority of our revenues through providing total water solutions to our customers. We provide our services to major integrated and large E&P companies, who typically represent the largest producers in each of our areas of operations.

Our Segments

        Our services are offered through three operating segments: water solutions, accommodations and rentals, and wellsite completion and construction services.

  •
  Water Solutions.  Our water solutions segment, operating primarily under our subsidiary Select LLC, is a leading provider of total water solutions to customers that include major integrated oil companies and independent oil and gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids. We possess an extensive asset base, which we believe is the largest in the water solutions industry, including approximately 1.5 billion barrels of annual source water, 600 water transfer pumps, over 1,000 miles of permanent and temporary pipeline distribution systems, 120 well testing spreads and 220 owned and leased tractors, approximately 287,000 barrels per day in permitted disposal capacity, approximately 1,300 frac tanks, and 34 above ground high capacity storage tanks. We own or have contractual access rights to 111 miles of permanent pipelines. We also have investments in or strategic relationships with treatment technology companies providing bubble flotation, chemical precipitation, chemical disinfection and distillation, through in-house equipment, strategic licensing, investments and relationships. Our water solutions segment includes our engineered water solutions group, which consists of professionals with significant technical and project development experience.

  •
  Accommodations and Rentals.  Our accommodations and rentals segment, operating under our subsidiary Peak, provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry. The services provided include fully furnished office and living quarters, fresh water supply and waste water removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rental supporting field personnel.

  •
  Wellsite Completion and Construction Services.  Our wellsite completion and construction services segment, operating under our subsidiary Affirm, provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

Recent Trends and Outlook

        The oil and gas industry has historically been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including the domestic and international supply and demand for oil and gas, current and expected future prices for oil and gas and the perceived stability and sustainability of those prices, production depletion rates and the resultant levels of cash flows generated and allocated by E&P companies to their drilling, completion, production and related services budget. The oil and gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and elsewhere), levels of customer demand, the availability of pipeline capacity and other conditions and factors that are beyond our control.

        Demand for most of our services is driven most directly by the level of expenditures by E&P companies and, thus, is dependent upon commodity prices. Oil prices declined from the third quarter of 2014 into February 2016, reaching a 12-year low of $26.19 per barrel for WTI crude oil on February 11, 2016. The low commodity price environment caused a reduction in the drilling, completion and other activities of our customers and their spending on our services. As a result, our overall activity levels were down significantly. Further, the relative oversupply of many of the services we provide in combination with the cost cutting actions undertaken by our customers in response to falling revenues have substantially reduced the prices we can charge our customers for our services. This overall trend with respect to our customers' activities and spending negatively impacted our financial results from 2014 to 2015 and the pressure continued into 2016. Oil prices have begun to recover and reached a closing price of $51.70 per barrel on April 6, 2017. Oil and gas producers have responded to the improvement in oil prices by increasing drilling and completion activity levels, with the number of active drilling rigs in the U.S. (as reported by Baker Hughes) increasing 104% from a low of 404 rigs as of the week ended May 27, 2016 to 824 rigs for the week ended March 31, 2017. As commodity prices have begun to recover beginning in late 2016, we have experienced a recent increase in activity which has positively impacted our revenues and other financial results. If near term commodity prices stabilize at current levels and recover further, we expect to experience further increase in demand for our services. As the activity level of our customers increase, we also expect that the relatively oversupply of our services will decrease and will result in upward pressure on pricing.

        In terms of the impact of the emerging recovery in drilling and completion activity, we stand to benefit as a result of our presence in what we believe to be the core of key domestic shale basins and the consistent industry trends of (i) increases in horizontal drilling, (ii) greater rig efficiency, characterized by multi-well pad development programs that enable our customers to drill more wells with each active rig and (iii) higher horizontal well completion intensity characterized by the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral. We anticipate that the initial increases in drilling and completion activity will occur within our service footprint as capital spending will initially be concentrated in the acreage that offers the most attractive economics to our upstream customers. The industry trends toward greater completion intensity and increased rig efficiency will directly benefit companies, like us, that provide consumable completion services, such as water or proppant, and we believe that growth in demand for water-related services will significantly outpace the growth in rig count as the industry recovers.

        While oil and gas producers typically have an inventory of DUCs, the backlog has grown above typical levels during the past two years as oil and gas producers have deliberately delayed completing drilled wells in anticipation of higher commodity prices. According to the Drilling Productivity Report released on February 13, 2017 by the EIA, as of January 2017, there were over 5,300 DUCs in the major U.S. shale plays (excluding the MidContinent) and 498 active drilling rigs in those areas, representing approximately 11 DUCs per active drilling rig in those areas. This represents a significant increase from approximately three DUCs per active drilling rig in those areas as of January 2014 according to EIA data. As commodity prices increase to levels that meet the targeted returns of E&P companies, we expect E&P companies will complete their DUC inventory. We expect the completion of this DUC inventory will increase the demand for water and our water-related completion services in the near-to-medium term.

How We Generate Revenue

        We currently generate a significant majority of our revenue through our water solutions segment, specifically through the sourcing and transfer of water used in drilling and completion activities associated with hydraulic fracturing. We generate our revenue through customer agreements with fixed pricing terms but no guaranteed throughput amounts. While we have some fixed price arrangements, most of our water and water-related services are priced based on prevailing market conditions, giving due consideration to the specific requirements of the customer.

        We also generate revenue through our accommodations and rentals and wellsite completion and construction services segments which provide workforce accommodations, related rentals and a variety of wellsite completion and construction services, including wellsite construction, pipeline construction, oilfield trucking, field services and well services. We invoice the majority of our clients for these services on a per job basis or pursuant to short-term contracts as the customer's needs arise.

Costs of Conducting Our Business

        The principal expenses involved in conducting our business are labor costs, equipment costs (including depreciation, repair and maintenance and leasing costs), fuel costs and water sourcing costs. Our fixed costs are relatively low and a large portion of the costs we incur in our business are only incurred when we provide water and water-related services to our customers.

        Labor costs associated with our employees represent the most significant costs of our business. We incurred labor costs of $140.3 million and $235.8 million for the years ended December 31, 2016 and 2015, respectively. The majority of our labor costs are variable and are incurred only while we are providing water and water-related services. We also incur costs to employ personnel to sell and supervise our services and perform maintenance on our assets which are not directly tied to our level of business activity. We also incur selling, general and administrative costs for compensation of our administrative personnel at our field sites and in our corporate headquarters.

        We incur significant equipment costs in connection with the operation of our business, including depreciation, repair and maintenance and leasing costs. We incurred equipment costs of $111.8 million and $145.1 million for the years ended December 31, 2016 and 2015, respectively. Our depreciation costs are expected to decline over the next few years as a result of recent impairments as well as the decline in our capital expenditures over the last three years, which will be partially offset by any future capital expenditures on depreciable assets.

        Fuel costs associated with water transportation is a significant operating cost. We incurred fuel costs of $17.3 million and $31.2 million for the years ended December 31, 2016 and 2015, respectively. Fuel prices impact our transportation costs, which affect the pricing and demand of our services, and have an impact on our results of operations.

        We incur water sourcing costs in connection with obtaining strategic and reliable water sources to provide repeatable water volumes to our customers. We incurred water sourcing costs of $21.9 million and $27.6 million for the years ended December 31, 2016 and 2015, respectively.

Public Company Costs

        Upon closing of this offering, we expect to incur direct, incremental general and administrative expenses as a result of being a publicly traded company, including, but not limited to, costs associated with annual and quarterly reports to stockholders, tax return preparation, independent auditor fees, investor relations activities, registrar and transfer agent fees, incremental director and officer liability insurance costs, and independent director compensation. These direct, incremental general and administrative expenditures are not reflected in the historical consolidated and combined financial statements. We also expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation. These incremental expenses exclude the costs of this offering, any initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control reviews and testing. Costs incurred by us for corporate and other overhead expenses will be reimbursed by SES Holdings, pursuant to the SES Holdings LLC Agreement.

How We Evaluate Our Operations

        We use a variety of operational and financial metrics to assess our performance. Among other measures, management considers each of the following:

  •
  Revenue;

  •
  Gross Profit;

  •
  EBITDA; and

  •
  Adjusted EBITDA.

Revenue

        We analyze our revenue by comparing actual monthly revenue to our internal projections to assess our performance. We also assess incremental changes in revenue compared to incremental changes in direct operating costs, and selling, general and administrative expenses across our operating segments to identify potential areas for improvement, as well as to determine whether segments are meeting management's expectations.

Gross Profit

        We analyze our gross profit, which we define as revenues less direct operating expenses (including depreciation expense) to measure our financial performance. We believe gross profit is a meaningful metric because it provides insight on profitability and true operating performance based on the historical cost basis of our assets. We also compare gross profit to prior periods and across locations to identify underperforming locations.

EBITDA and Adjusted EBITDA

        We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on sale of assets or subsidiaries, non-cash compensation expense, non-recurring compensation expense and nonrecurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities related exit and disposal related expenditures. See "—Comparison of Non-GAAP Financial Measures" for more information and a reconciliation of EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP.

Results of Operations

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

	Year ended December 31,
	2016	2015
	(In thousands)
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Loss from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Loss before taxes	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

	Year ended December 31,
	2016	2015
	(In thousands)

Net loss from continuing operations	(313,948)	(81,893)
Net income from discontinued operations, net of tax	—	21

Net loss	(313,948)	(81,872)
Net loss attributable to Predecessor	306,481	80,891
Net loss attributable to noncontrolling interests	6,424	981

Net loss attributable to Select Energy Services, Inc.	$(1,043)	$—

Revenue

        Our revenue decreased $233.2 million, or 43.5%, to $302.4 million for the year ended December 31, 2016 compared to $535.6 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in our water solutions segment revenues of $186.0 million. For the year ended December 31, 2016, our water solutions, accommodations and rentals, and wellsite completion and construction services segments constituted 79.8%, 9.0% and 11.2% of our total revenue, respectively, compared to 79.8%, 9.9%, and 10.3%, respectively, for the year ended December 31, 2015. The revenue decrease by operating segment was as follows:

        Water Solutions.    Revenue decreased $186.0 million, or 43.5%, to $241.5 million for the year ended December 31, 2016 compared to $427.5 million for the year ended December 31, 2015. The decrease was primarily attributable to a decline in completion activities and a decrease in average annual rig count of 48% during 2016 compared to 2015 due to a low commodity price environment. Of the total decrease in revenue, approximately $84.6 million, or 19.8% was attributable to our top five customers from 2015 as rig counts for these customers decreased in excess of 52% over the period, leading to a decline in demand for water-related services. The abandonment of eight yards resulted in a reduction in revenues of $32.5 million from the prior period and the consolidation of certain facilities with significant reductions in activity resulted in a decline in revenues of $46.1 million.

        Accommodations and Rentals.    Revenue decreased $25.7 million, or 48.7%, to $27.2 million for the year ended December 31, 2016 compared to $52.9 million for the year ended December 31, 2015. The revenue decrease was primarily attributable to decreases in demand for equipment rentals due to a decline in average annual rig count of 48%, as well as a decrease in our wellsite trailer rental day rate. During 2016, rates for wellsite trailer rental service, which include rentals of trailers, generators, light plants, and sewer services decreased approximately 37% compared to 2015. Due to activity declines, we also closed certain facilities, which further contributed to a decrease in revenue of $4.0 million during 2016.

        Wellsite Completion and Construction Services.    Revenue decreased $21.3 million, or 38.7%, to $33.8 million for the year ended December 31, 2016 compared to $55.1 million for the year ended December 31, 2015. The decrease was primarily attributable to decreases in the wellsite and pipeline construction and field services revenue streams of $8.4 million and $8.2 million, respectively, as drilling and production activity declined due to a low commodity price environment and decreasing rig counts. Additionally, within our crane and logistics services revenue stream, the heavy haul equipment rental service was closed during 2016, causing a decrease of $4.2 million in revenues.

        For the years ended December 31, 2015 and 2014, our revenues were $535.6 million and $903.8 million, respectively.

Cost of Revenue

        Cost of revenue decreased $176.8 million, or 33.8%, to $346.5 million for the year ended December 31, 2016 compared to $523.3 million for the year ended December 31, 2015. The decrease was largely attributable to lower salaries and wages due to a reduction in employee headcount as a result of the decline in demand for our services resulting from the overall reduction in drilling, completion and production activities, particularly in our water solutions segment. The cost of revenue decrease by operating segment was as follows:

        Water Solutions.    Cost of revenue decreased $132.0 million, or 39.7%, to $200.4 million for the year ended December 31, 2016 compared to $332.4 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $54.8 million as a result of a reduction in headcount of approximately 19% during the year ended December 31, 2016 as compared to the prior year. The decrease was also attributable to a decrease in equipment rental and maintenance expense of $14.8 million, materials and supplies expense of $13.4 million, contract labor expense of $12.1 million, bulk and retail fuel expense of $9.2 million, and freshwater expense of $5.6 million. The reduction in fuel and maintenance related expenses were largely attributable to a reduction of 33% in the average number of trucks and tractors in our fleet.

        Accommodations and Rentals.    Cost of revenue decreased $16.0 million, or 42.0%, to $22.0 million for the year ended December 31, 2016 compared to $38.0 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $6.7 million resulting from a reduction in headcount of approximately 23% during the year ended December 31, 2016 as compared to the prior year. The remainder of the decrease was attributable to decreases in variable costs, including equipment rentals expense of $2.9 million, bulk and retail fuel expense of $1.9 million, and insurance expense of $1.2 million.

        Wellsite Completion and Construction Services.    Cost of revenue decreased $19.3 million, or 39.8%, to $29.1 million for the year ended December 31, 2016 compared to $48.4 million for the year ended December 31, 2015. The decrease was primarily attributable to a decrease in salaries and wages of $8.3 million due to a reduction in headcount of approximately 20% during the year ended December 31, 2016 as compared to the prior year period. The remainder of the decrease was attributable to decreases in variable costs, including contract labor expense of $2.5 million, bulk and retail fuel expense of $2.0 million, insurance expense of $1.8 million, equipment rental and maintenance expense of $1.7 million, and materials expense of $1.7 million.

        Depreciation and Amortization.    Depreciation and amortization expense decreased $9.6 million, or 9.2%, to $95.0 million for the year ended December 31, 2016 compared to $104.6 million for the year ended December 31, 2015. The decrease was primarily attributable to assets becoming fully depreciated or being subject to impairment during 2016.

Gross Profit

        Gross profit decreased $56.3 million to a loss of $44.1 million for the year ended December 31, 2016 compared to profit of $12.2 million for the year ended December 31, 2015 as a result of factors described above.

Selling, General and Administrative Expenses

        The decrease in selling, general, and administrative expenses of $21.9 million, or 38.7%, to $34.6 million for the year ended December 31, 2016 compared to $56.5 million for the year ended December 31, 2015 was primarily due to a decrease in salaries and wages due to a reduction in average headcount of 38% during the year ended December 31, 2016 as compared to the prior year period. The decrease was also attributable to partial or complete closings of certain regional offices during 2016.

Impairment

        Due to significant reductions in oil and gas prices and rig counts, we recognized an impairment loss of $20.1 million related to goodwill and $1.3 million related to intangible assets in our water solutions segment in the consolidated statement of operations for the year ended December 31, 2015. Additionally, due to further declines in industry activity and in oil and gas prices during early 2016, we determined there were additional triggering events requiring an assessment of the recoverability of goodwill. This assessment resulted in an impairment loss of $137.5 million related to goodwill and $60.0 million related to long-lived assets in our water solutions segment, $1.0 million related to goodwill and $0.1 million related to other intangible assets in our accommodations and rentals segment was recognized in the consolidated statements of operations for the year ended December 31, 2016. Refer to "—Critical Accounting Policies and Estimates" for additional detail and discussion.

Lease Abandonment Costs

        Due to depressed industry conditions and a resulting reduction in the need for facilities, during the year ended December 31, 2016, we recorded $19.4 million of lease abandonment costs related to certain facilities that were no longer in use. No lease abandonment costs were incurred during the year ended December 31, 2015.

Interest Expense

        The increase in interest expense of $2.4 million, or 17.8% during the year ended December 31, 2016 compared to the year ended December 31, 2015 was due to an increase in interest rates as a result of the amendment to our credit facility in October 2015 as a result of the factors described above.

Net Loss

        Net loss increased by $232.0 million to $313.9 million for the year ended December 31, 2016 compared to $81.9 million for the year ended December 31, 2015.

Comparison of Non-GAAP Financial Measures

        We view EBITDA and Adjusted EBITDA as important indicators of performance. We define EBITDA as net income, plus taxes, interest expense, and depreciation and amortization. We define Adjusted EBITDA as EBITDA plus/(minus) loss/(income) from discontinued operations, plus any impairment charges or asset write-offs pursuant to GAAP, plus/(minus) non-cash losses/(gains) on the sale of assets or subsidiaries, non-recurring compensation expense, non-cash compensation expense, and non-recurring or unusual expenses or charges, including severance expenses, transaction costs, or facilities-related exit and disposal-related expenditures.

        Our board of directors, management and investors use EBITDA and Adjusted EBITDA to assess our financial performance because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and items outside the control of our management team. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

Note Regarding Non-GAAP Financial Measures

        EBITDA and Adjusted EBITDA are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial performance and results of operations. Net income is the GAAP measure most directly comparable to EBITDA and Adjusted EBITDA. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as an analytical tool due to exclusion of some but not all items that affect the most directly comparable GAAP financial measures. You should not consider EBITDA or Adjusted EBITDA in isolation or as substitutes for an analysis of our results as reported under GAAP. Because EBITDA and Adjusted EBITDA may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. For further discussion, please see "Summary—Summary Consolidated Financial Data."

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to our net income (loss), which is the most directly comparable GAAP measure for the periods presented:

Year Ended December 31, 2016, Compared to Year Ended December 31, 2015

	Year ended December 31,
	2016	2015
	(In thousands)
Net loss	$(313,948)	$(81,872)
Interest expense	16,128	13,689
Tax (benefit) expense	(524)	324
Depreciation and amortization	97,107	107,712

EBITDA	(201,237)	39,853
Net income from discontinued operations	—	(21)
Impairment	198,692	21,366
Lease abandonment costs	19,423	—
Non-recurring severance expense	886	3,200
Non-recurring deal costs	(236)	2,790
Non-cash incentive gain	(487)	(889)
Non-cash loss on sale of subsidiaries and other assets	(97)	(760)

Adjusted EBITDA	$16,944	$65,539

EBITDA and Adjusted EBITDA

        EBITDA was $(201.2) million for the year ended December 31, 2016 compared to $39.9 million for the year ended December 31, 2015. Adjusted EBITDA was $16.9 million for the year ended December 31, 2016 compared to $65.5 million for the year ended December 31, 2015. The decrease in EBITDA resulted from decreases in revenue and gross profit, as well as impairment charges recorded during the year ended December 31, 2016 as discussed above. The decrease in Adjusted EBITDA resulted from decreases in revenue and gross profit, as discussed above.

        For the years ended December 31, 2015 and 2014, our Adjusted EBITDA was $65.5 million and $159.7 million, respectively. For the year ended December 31, 2014, our Adjusted EBITDA of $159.7 million represents net income of $2.1 million, plus depreciation and amortization of $128.0 million, interest expense of $16.9 million, net loss from discontinued operations of $8.3 million, and taxes and non-cash items of $4.4 million.

Liquidity and Capital Resources

  Overview

        Our primary sources of liquidity to date have been capital contributions from our members and from the 144A Investors, borrowings under our credit facility and cash flows from operations. Our primary uses of capital have been capital expenditures to support organic growth. We strive to maintain financial flexibility and proactively monitor potential capital sources, including equity and debt financing, to meet our investment and target liquidity requirements and to permit us to manage the cyclicality associated with our business.

        As described in "Use of Proceeds," we intend to use the net proceeds from this offering to purchase SES Holdings LLC Units. SES Holdings intends to use the net proceeds from the sale of SES Holdings LLC Units to repay borrowings incurred under our credit facility to fund the cash portion of the purchase price of the Permian Acquisition, for the cash settlement of outstanding phantom units at SES Holdings, for growth capital expenditures in the Bakken including the expansion of the Bakken Pipeline systems, with the balance available for general corporate purposes, including other organic and acquisition growth opportunities. Following this offering, we intend to finance most of our capital expenditures, contractual obligations and working capital needs with cash generated from operations and borrowings from our credit facility. For a discussion of the credit facility, see "—Credit Facility" below. We believe that our operating cash flow and available borrowings under our credit facility will be sufficient to fund our operations for at least the next twelve months.

        On December 20, 2016, we completed the 144A Offering for net proceeds of $297.2 million. We contributed all of these net proceeds to SES Holdings in exchange for SES Holdings LLC Units. SES Holdings used the net proceeds to repay a portion of its outstanding indebtedness and for general corporate purposes.

        At December 31, 2016, cash and cash equivalents totaled $40.0 million. In addition to cash and cash equivalents, we had approximately $83.7 million of available borrowing capacity under our credit facility as of December 31, 2016.

  Cash Flows

        The following table summarizes our cash flows for the periods indicated:

	Year ended December 31,
	2016	2015
	(in thousands)
Cash flows provided by operating activities	$5,131	$151,999
Cash flows used in investing activities	(26,955)	(38,703)
Cash flows provided by (used in) financing activities	45,560	(107,348)

Subtotal	23,736	5,948
Effect of exchange rate changes on cash	—	75

Increase in cash	$23,736	$6,023

Analysis of Cash Flow Changes Between the Years Ended December 31, 2016 and 2015

        Operating Activities.    Net cash provided by operating activities was $5.1 million for the year ended December 31, 2016, compared to $152.0 million for the year ended December 31, 2015. The $146.9 million decrease in cash from operating activities was primarily attributable to an increase in net loss adjusted for non-cash intangible and fixed asset impairment charges and decreases in accounts receivable and accounts payable and accrued liabilities during the period. These changes are primarily the result of the low commodity prices and decreased demand for our services.

        Investing Activities.    Net cash used in investing activities was $27.0 million for the year ended December 31, 2016, compared to $38.7 million for the year ended December 31, 2015. The $11.7 million decrease in net cash used in investing activities was primarily due to increased cash proceeds from the sale of property and equipment during the year ended December 31, 2015. Overall cash outflow for purchases of property and equipment also decreased during the year ended December 31, 2016. During the year ended December 31, 2016, we incurred capital expenditures of approximately $16.2 million to terminate equipment leases and purchase vehicles formerly subject to such leases.

        Financing Activities.    Net cash from financing activities was $45.6 million for the year ended December 31, 2016, compared to cash used in financing activities of $107.4 million for the year ended December 31, 2015. The $152.9 million change in cash from financing activities was primarily due to net proceeds from the 144A Offering completed on December 20, 2016 of approximately $297.2 million and Predecessor member contributions of approximately $23.5 million, offset by an increase in net repayments on long term debt of approximately $168.5 million during the year ended December 31, 2016.

Credit Facility

        On May 3, 2011, we entered into an Amended and Restated Credit Agreement with Wells Fargo Bank, National Association, as administrative agent, and various lenders, which was amended most recently on December 20, 2016. As of December 20, 2016, the total commitment under our credit facility was $100.0 million in the form of a revolver. As of April 6, 2017, we had $34.0 million of drawn borrowings under this bank facility. However, our available borrowings are reduced by letters of credit of $16.1 million. The revolver also has a sublimit of $20.0 million for letters of credit and a sublimit of $5.0 million for swing-line loans.

        Our credit facility contains certain financial covenants, including (i) the maintenance of an Interest Coverage Ratio (as such term is defined in the credit facility) of not less than (a) 1.10 to 1.0 for the quarter ending on December 31, 2016, (b) 1.25 to 1.0 for the quarter ending on March 31, 2017, (c) 1.50 to 1.0 for the quarter ending on June 30, 2017, (d) 2.50 to 1.0 for the quarter ending on September 30, 2017 and (e) 3.00 to 1.0 for each fiscal quarter ending on or after December 31, 2017 and (ii) the maintenance of a Leverage Ratio of not greater than (a) 4.00 to 1.0 for the quarter ending on September 30, 2017, (b) 3.50 to 1.0 for the quarter ending on December 31, 2017, (c) 3.25 to 1.0 for the quarters ending on March 31, 2018, June 30, 2018 and September 30, 2018, (d) 3.00 to 1.0 for the quarter ending December 31, 2018 and (e) 2.75 to 1.0 for each fiscal quarter ending on or after March 31, 2019.

        Our scheduled maturity date is February 28, 2020 and the per annum interest rate on our loans is LIBOR plus an applicable margin that ranges between 3.00% and 4.50%, based on our Leverage Ratio. Our capacity to make capital expenditures is $35 million for the fiscal year ending December 31, 2017 and for each year thereafter is the greater of (i) $35 million or (ii) 50% of our EBITDA for the prior twelve months; but this restriction is not applicable for any quarter if our Leverage Ratio as of the end of the preceding fiscal quarter was less than 3.00 to 1.0. Our Leverage Ratio was less than 3.00 to 1.0 as of December 31, 2016. In addition, our credit facility contains an anti-cash hoarding provision that restricts us from making any borrowing, if after giving effect to such borrowing, we would have in excess of $20 million in cash and cash equivalents at the end of the week such borrowing is made.

        As of December 31, 2016, we were in compliance with all restrictive covenants under our credit facility.

Contractual Obligations

        The table below provides estimates of the timing of future payments that we are obligated to make based on agreements in place at December 31, 2016.

	Payments Due by Period
Contractual Obligations	Year 1	Years 2 - 3	Years 4 - 5	More than 5 Years	Total
	(in thousands)
Credit Facility(1)	$—	$—	$—	$—	$—
Estimated letters of credit fees and commitment fees(1)	928	1,856	149	—	2,933
Operating lease obligations	13,407	19,273	14,414	37,661	84,755

Total	$14,335	$21,129	$14,563	$37,661	$87,688

(1)
For a description of our credit facility, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facility."

Tax Receivable Agreements

        We intend to fund any obligation under the Tax Receivable Agreements with cash from operations or borrowings under our credit facility. With respect to obligations under each of our Tax Receivable Agreements (except in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due), generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest. We intend to account for any amounts payable under the Tax Receivable Agreements in accordance with ASC Topic 450, Contingent Consideration. For further discussion regarding such an acceleration and its potential impact, please read "Risk Factors—Risks Related to Our Internal Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements." For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

        We completed an initial assessment of the amount of any liability under the Tax Receivable Agreements required under the provisions of ASC 450 in connection with preparing the Selected Consolidated Financial Statements. We determined that there was no resulting liability related to the Tax Receivable Agreements arising from the corporate reorganization and related transactions completed in connection with the 144A Offering as the associated deferred tax assets are fully offset by a valuation allowance. The corporate reorganization represented a reorganization of entities under common control transaction that is recorded based on the historical carrying amounts of affected assets and liabilities in accordance with ASC 805-50, Business Combinations—Related Issues. Under that guidance, any difference between consideration paid (in this case, the liability under the Tax Receivable Agreements) and the carrying amount of the assets and liabilities received is recognized within equity. The initial liability will be adjusted at each reporting date through charges or credits in the statement of operations. We concluded that accounting by analogy to the accounting treatment specified in ASC 740-20-45 11(g) for subsequent changes in a valuation allowance established against deferred tax assets that arose due to a change in tax basis in connection with a transaction with shareholders, which is recorded in the statement of operations. We believe that analogy is appropriate given the direct relationship between the amount of any estimated tax savings to be realized and the recognition and measurement of the liability under the Tax Receivable Agreements.

Quantitative and Qualitative Disclosure about Market Risk

        The demand, pricing and terms for oilfield services provided by us are largely dependent upon the level of activity for the U.S. oil and gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and gas; the level of prices, and expectations about future prices of oil and gas; the cost of exploring for, developing, producing and delivering oil and gas; the expected rates of declining current production; the discovery rates of new oil and gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; environmental regulations; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and gas producers.

        The level of activity in the U.S. oil and gas industry is volatile. Expected trends in oil and gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and gas prices would likely affect oil and gas production levels and therefore affect demand for our services. A material decline in oil and gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Interest Rate Risk

        At December 31, 2016, we had no debt outstanding under our credit agreement. Interest is calculated under the terms of our credit agreement based on our selection, from time to time, of one of the index rates available to us plus an applicable margin that varies based on certain factors. Assuming no change in the amount outstanding, there would be no impact on interest expense as a result of a 1% increase or decrease in the assumed weighted average interest rate. We do not currently have or intend to enter into any derivative arrangements to protect against fluctuations in interest rates applicable to our outstanding indebtedness.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of assumptions, judgments and estimates that affect the reported amounts of assets liabilities, revenue, expenses, and related disclosures as well as disclosures about any contingent assets and liabilities. Our critical accounting policies are described below to provide a better understanding of how we develop our assumptions and judgments about future events and related estimations and how they can impact our financial statements. The following accounting policies involve critical accounting estimates because they are dependent on our judgement and assumptions about matters that are inherently uncertain.

        We base our estimates on historical experience and on various other assumptions we believe to be reasonable according to the current facts and circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates and assumptions about future events and their effects are subject to uncertainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained, and as the business environment in which we operate changes. We believe the current assumptions, judgments and estimates used to determine amounts reflected in our consolidated financial statements are appropriate, however, actual results may differ under different conditions. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this report.

        Emerging Growth Company Status:    Under the JOBS Act, we expect that we will meet the definition of an "emerging growth company," which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        Goodwill and other intangible assets:    The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill and other intangible assets are initially recorded at their fair values. Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired in a business combination. Our goodwill at December 31, 2016 and 2015, totaled $12.2 million and $150.8 million. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

        Impairment of goodwill, long-lived and other intangible assets:    Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability is measured by a comparison of their carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, we record impairment losses for the excess of their carrying value over the estimated fair value. Fair value is determined, in part, by the estimated cash flows to be generated by those assets. Our cash flow estimates are based upon, among other things, historical results adjusted to reflect our best estimate of future market rates, utilization levels, and operating performance. Development of future cash flows also requires management to make assumptions and to apply judgment, including timing of future expected cash flows, using the appropriate discount rates, and determining salvage values. The estimate of fair value represents our best estimates of these factors based on current industry trends and reference to market transactions, and is subject to variability. Assets are generally grouped at the lowest level of identifiable cash flows. We operate within the oilfield service industry, and the cyclical nature of the oil and gas industry that we serve and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the estimated fair value of these assets and, in periods of prolonged down cycles, may result in impairment charges. Changes to our key assumptions related to future performance, market conditions and other economic factors could adversely affect our impairment valuation.

        Due to certain economic factors surrounding a decrease in oil prices and rig count that ultimately led to a decline in the oilfield services industry, during the year ended December 31, 2015, an impairment loss of $1.3 million related to other intangible assets was recognized in the consolidated statements of operations. The impairment related to certain customer relationships within our water solutions segment. Due to further declines in oil prices and the overall industry during 2016, we recognized an impairment loss of $60.0 million related to long-lived assets in our water solutions segment and $0.1 million related to other intangible assets in our accommodations and rental segment during the year ended December 31, 2016.

        We conduct our annual goodwill impairment tests in the fourth quarter of each year, or more frequently if indicators of impairment exist. Our annual impairment tests utilize an income approach, which provides an estimated fair value based on discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of our reporting units. Our reporting units are based on our organizational and reporting structure. When performing the annual impairment test, we have the option of performing a qualitative or quantitative assessment to determine if an impairment has occurred. If a qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then we would be required to perform a quantitative impairment test for goodwill. Goodwill is tested for impairment using a two-step approach. In the first step, the fair value of each reporting unit is determined and compared to the reporting unit's carrying value, including goodwill. If the fair value of a reporting unit is less than its carrying value, the second step of the goodwill impairment test is performed to measure the amount of impairment, if any. In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had been acquired in a business combination and the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. If the implied fair value of goodwill at the reporting unit level is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of goodwill at the reporting unit is less than its carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units, and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions that are complex and are affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and gas companies, our financial performance and trends, and our strategies and business plans, among others. Unanticipated changes, including immaterial revisions, to these assumptions could result in a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

        Although we believe the historical assumptions and estimates we have made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results. Due to certain economic factors surrounding industry declines, we recognized a goodwill impairment loss of $20.1 million related to our water solutions segment in the consolidated statements of operations during the year ended December 31, 2015. Due to further declines in oilfield services activity during 2016, for the year ended December 31, 2016, we recognized a goodwill impairment loss of $137.5 million related to our water solutions segment and $1.0 million related to our accommodations and rentals segment in the consolidated statements of operations.

        Revenue recognition:    We recognize revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. Services are typically priced on a throughput, day-rate, hourly rate, or per-job basis depending on the type of services provided. Our services are generally governed by a service agreement or other persuasive evidence of an arrangement that includes fixed or determinable fees and do not generally include right of return provisions or other significant post-delivery obligations. Collectability is reasonably assured based on the establishment of appropriate credit qualification prior to services being rendered. Revenue generated by each of our segments are outlined as follows:

        Water Solutions—Our Water Solutions segment provides water-related services to customers, including the sourcing and transfer of water, the containment of fluids, the measuring and monitoring of water, the filtering and treatment of fluids, well testing and handling, transportation, and the recycling or disposal of fluids. Revenue from water solutions is primarily based on a per-barrel price or other throughput metric as specified in the contract. We recognize revenue when services are performed. When an agreement specifies multiple services to a customer, revenue is allocated to the services performed based on the relative selling price of the services.

        Accommodations and Rentals—Our Accommodations and Rentals segment provides workforce accommodations and surface rental equipment. Accommodation services include trailer housing and mobile home units for field personnel. Equipment rentals are related to the accommodations and include generators, sewer and water tanks, and communication systems. Revenue from accommodations and equipment rental is typically recognized on a day-rate basis.

        Wellsite Completion and Construction Services—Our Wellsite Completion and Construction Services segment provides crane and logistics services, wellsite and pipeline construction, and field services. Revenue for heavy-equipment rental is typically recognized on a day-rate basis. Construction or field personnel revenue is based on hourly rates or on a per-job basis as services are performed.

        Self-insurance:    We self-insure, through deductibles and retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, and vehicle liability. Prior to June 1, 2016, we were self-insured for group medical claims; however, as of June 1, 2016, we are fully-insured for group medical. Management regularly reviews its estimates of reported and unreported claims and provides for losses through reserves.

        We use actuarial estimates to record our liability for future periods. If the number of claims or the costs associated with those claims were to increase significantly over our estimates, additional charges to earnings could be necessary to cover required payments. As of December 31, 2016, we estimate the range of exposure to be from $11.4 million to $12.9 million. We have recorded liabilities at December 31, 2016 of $12.9 million which represents management's best estimate of probable loss.

        Equity-based compensation:    We have historically accounted for equity-based awards by measuring the awards at the grant date and recognizing the grant date fair value as an expense over the service period, which is usually the vesting period. Since we are not publicly traded, we do not have a listed price with which to calculate fair value. We have historically and consistently calculated fair value using a market approach, taking into consideration peer group analysis of publicly traded companies.

        Equity options have been granted with an exercise price equal to or greater than the fair market value of its underlying equity instrument as of the date of grant. We have historically valued our equity on a quarterly basis using a market approach that includes a comparison to publicly traded peer companies using earnings multiples based on their market values and a discount for lack of marketability. We have utilized the Black-Scholes model to determine fair value, which incorporates assumptions to value stock-based awards. The risk-free interest rate has been based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. There has been no market for our equity. Therefore, we have considered the historic volatility of publicly traded peer companies when determining the volatility factor. The expected life of the options has been based on a formula considering the vesting period and term of the options awarded. During the year ended December 31, 2016, we granted 204,245 equity options, on an adjusted basis, with a grant date fair value of $0.4 million. No equity options were granted during the year ended December 31, 2015.

        Our phantom awards are cash-settled awards contingent upon meeting certain equity returns and a liquidation event. As a result of the cash-settlement feature of these awards, we consider these awards to be liability awards, which are measured at fair value at each reporting date and the pro rata vested portion of the award is recognized as a liability to the extent that the performance condition is deemed probable. No compensation expense has been recognized to date due to the non-occurrence of the performance condition, which is not yet considered probable. Upon completion of our initial public offering, we will be required to settle the then-outstanding phantom awards for cash for a maximum amount of $7.53 per phantom award, assuming our offering of Class A shares prices at a per-share price exceeding $16.00. As of December 31, 2016, we had 1,427,583 phantom awards outstanding, which would require a maximum cash payment of $10.7 million.

Recent Accounting Pronouncements

        Under the JOBS Act, we expect that we will meet the definition of an "emerging growth company," which would allow us to have an extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. We intend to take advantage of all of the reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under Section 107 of the JOBS Act until we are no longer an emerging growth company. Our election to use the phase-in periods permitted by this election may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the longer phase-in periods under Section 107 of the JOBS Act and who will comply with new or revised financial accounting standards. If we were to subsequently elect instead to comply with these public company effective dates, such election would be irrevocable pursuant to Section 107 of the JOBS Act.

        In May 2014, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update on a comprehensive new revenue recognition standard that will supersede Accounting Standards Codification ("ASC") 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In August 2015, the FASB decided to defer the original effective date by one year to be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for nonpublic entities. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures and have not yet determined the method by which we will adopt the standard.

        In August 2014, the FASB issued an accounting standard that requires management to assess a company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Before this new standard, there was minimal guidance in GAAP specific to going concern. Under the new standard, disclosures are required when conditions give rise to substantial doubt about a company's ability to continue as a going concern within one year from the financial statement issuance date. The new standard applies to all companies and is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter. Management does not have substantial doubt about the Company's ability to continue as a going concern within one year after the date of these financial statements; therefore, no additional disclosure on this topic is required. Adoption of the new guidance during the year ended December 31, 2016 did not have a material impact on our consolidated financial statements and related disclosures.

        In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2015 and interim periods within fiscal years beginning after December 15, 2016, for nonpublic entities. Early adoption is permitted for financial statements that have not been previously issued. We adopted this guidance in 2016 and retrospectively reclassified $2.9 million of debt issuance costs that were previously presented as other long term assets to a direct deduction from the carrying value of short-term and long-term debt within the consolidated balance sheets as of December 31, 2015.

        In November 2015, the FASB issued an accounting standards update which amends existing guidance on income taxes to require the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet. The pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for nonpublic entities, and may be applied either prospectively or retrospectively. We plan to adopt this guidance during the year ended December 31, 2017 and do not expect the adoption to have a material impact on our consolidated financial statements and related disclosures.

        In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2019, including interim periods within fiscal years beginning after December 15, 2020, for nonpublic entities using a modified retrospective approach. Early adoption is permitted. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures and have not yet determined the method by which we will adopt the standard.

        In March 2016, the FASB issued an accounting standards update that provides a new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through the income statement. This pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, for nonpublic entities. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In August 2016, the FASB issued an accounting standards update addressing the classification and presentation of eight specific cash flow issues that currently result in diverse practices. The amendments provide guidance in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies and distributions received from equity method investees. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. The amendments in this ASU should be applied using a retrospective approach. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

        In January 2017, the FASB issued an accounting standards update clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. We are still evaluating the impact that the new accounting guidance will have on our consolidated financial statements and related disclosures.

Internal Controls and Procedures

        We are not currently required to comply with the SEC's rules implementing Section 404 of Sarbanes Oxley, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting under Section 404 until our second annual report after becoming a public company.

        Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an "emerging growth company" pursuant to the provisions of the JOBS Act. See "Summary—Emerging Growth Company Status."

Off Balance Sheet Arrangements

        At December 31, 2016, we had no material off balance sheet arrangements, except for operating leases. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

BUSINESS

Overview

        We are a leading provider of total water solutions to the U.S. unconventional oil and gas industry. Within the major shale plays in the United States, we believe we are a market leader in sourcing and transfer of water (both by permanent pipeline and temporary pipe) prior to its use in drilling and completion activities associated with hydraulic fracturing or "fracking," which we collectively refer to as "pre-frac water services." In most of our areas of operations, we provide complementary water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal. Our services are necessary to establish and maintain production of oil and gas over the productive life of a horizontal well. Water and related services are increasingly important as E&P companies have increased the complexity and completion intensity of horizontal wells (including the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral) in order to improve production and recovery of hydrocarbons. Historically, we have generated a substantial majority of our revenues through providing total water solutions to our customers. We provide our services to major integrated and large E&P companies, who typically represent the largest producers in each of our areas of operations.

        Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on fracking to stimulate the production of oil and gas from dense subsurface rock formations. Prior to the fracking process, we source, transfer, provide containment of and treat the water used by our customers in the well completion process. The fracking process involves the injection of significant amounts of water and proppants (typically sand) under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. The fractures created allow hydrocarbons to flow into the wellbore for extraction. After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. After the fracking process is completed, we provide a variety of services related to flowback and produced water and fluids that complement oil and gas completion and production activities.

        The diagram below illustrates the services we provide during the completion cycle of a horizontal well:

        As the development of unconventional reservoirs has evolved, the water service needs of E&P companies have grown and diversified. Increasing completion intensity and the shift to multi-well pad drilling have significantly increased the demand for water and resulted in more complex logistical challenges in sourcing, transferring, containing and disposing of the water needed to drill and complete wells as well as to maintain production. Seeking to maximize the efficiency of their completion techniques, E&P companies have found that substantially increasing the amount of water and proppant injected into the formation can dramatically increase production. Management estimates that the completion of a horizontal well in 2009 required an average of approximately 75,000 barrels of water or approximately 575 tank truck loads, while a current horizontal well completion can require in excess of 500,000 barrels per well or approximately 3,850 tank truck loads. These volumes are amplified in multi-well pad completions which can require in excess of 5 million barrels of water per pad, or the equivalent of 38,500 tank truck loads. Significant mechanical, logistical, environmental and safety issues related to the transfer of such large volumes via tank truck have resulted in E&P companies shifting their operational focus away from traditional tank truck operators and small, local water service providers, to larger, regional and national players, like us, who have the expertise and scale to provide high quality, reliable and comprehensive water solution services.

        We believe our broad geographic footprint, comprehensive suite of water services, inventory of water sources and permanent and temporary pipeline infrastructure position us to be a leading provider of water solutions in all of the shale plays that we serve. We have well-established field operations in what we believe to be core areas of all major shale plays in the United States, including the Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin) and other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian). Our broad footprint enables us to service the majority of current domestic unconventional drilling and completions activity. We estimate that over 80% of all currently active U.S. onshore horizontal rigs are operating in our primary service areas and anticipate that the vast majority of rigs that will be deployed in the near- to medium-term will be situated in these areas. In particular, we have established a strong position in the Permian Basin, which is presently our largest operating region, and where we expect producers to invest significant capital as commodity prices continue to recover from recent lows.

        We seek to be a "one-stop" provider of total water solutions for our customers in most of our areas of operations. We have the capability to provide all of the water services our customers require in their drilling and completion activities (predominantly for fracking), including the sourcing, transferring, containing and monitoring of water. We also offer various complementary water-related services that support oil and gas completion and production activities, including well testing, flowback, fluid hauling, pipeline gathering, treatment, recycling and disposal of water. For 2016, 76% of our water solutions segment revenue was generated from pre-frac and well testing activities with the remaining 24% from flowback and produced water services. Due to the increasing amount of water and fluid involved in completing a productive horizontal well by current industry standards, production of oil and gas in unconventional basins would not be commercially viable without the kind of extensive and complex water solutions and logistics-related services that we provide.

        Our inventory of water sources is a key competitive advantage and enables us to offer our customers reliable access to the volume of water essential for fracking operations. Water sources are often difficult to locate, permit and reliably access, particularly in the quantities required for multi-well pad development programs. Navigating applicable regulations is especially difficult as the rules governing the sourcing of fresh water vary by state, county and municipality and each water resource may be overseen by federal and state agencies, regional water basin commissions, local water planning agencies and individual landowners. Additionally, upon the occurrence of a material breach, including nonpayment and default in performance, or unexpected adverse environmental impacts, the applicable governmental agency generally has the authority to terminate certain of our existing permits, including our Bakken permits and our permit with the Brazos River Authority. Our permits that may be terminated in this way do not currently represent a material portion of our operating results. We have spent the past five or more years obtaining strategic water sources and have secured permits or long-term access rights to approximately 1.5 billion barrels of water annually from currently in excess of 350 sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Poudre, Rio Grande, Sabine, San Antonio, South Platte and Washita Rivers. In the Bakken, for example, we believe we have established a market leading position by securing three governmental permits which enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Freshwater access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. In addition to surface water rights, groundwater resources are a key component of our extensive water portfolio. These sources have been secured or developed within our water solutions group and are designed with dedicated storage and transfer logistics to offer a complete water management service.

        The first step in procuring a water source is identifying an area of interest based on anticipated drilling and completion activity as a result of lease activity, applications for permits and industry sources. We initiate the water sourcing process with a focus on gathering as much information as possible. Initially, we search public water records and use spatial data such as static and interactive maps managed and generated by our geographic information system team. This information provides a comprehensive overview of the area of interest, including information regarding active drilling rigs, permits, currently contracted water sources, potential surface water sources, river and stream use permits and existing and potential water well locations. We also research groundwater and surface water availability, landowner information, regulatory requirements of the state, county and district, and access logistics. After a specific water source is identified, we perform an assessment of the particular prospective source, including confirming availability, regulatory status, and any limitations on potential water rights. We use our AquaView® technology to quantify volumes and flow rates to verify current and potential water availability and volumes. After confirming the relevant ownership information, we begin negotiations with the applicable landowner or holder of the water rights. After finalizing the agreements and access rights, our team will obtain additional regulatory approvals, permits and right-of-ways as needed based on the regulatory authorities involved and individual circumstances. Going forward, we believe that our expertise and relationships in water sourcing will provide us with a competitive advantage in identifying and securing additional sources of water.

        As a complement to our water sourcing rights, we have also made significant investments in strategic pipelines that provide reliable and cost effective water transfer. Our most significant pipeline assets are located in the Bakken and allow us to take advantage of our water permits in that area. Our Bakken pipelines consist of two active underground pipeline systems, the Charlson and the Iverson systems, in McKenzie County, North Dakota that can currently deliver up to 62 million barrels of fresh water per year. We are in the process of developing a third underground pipeline to support Williams County and western Mountrail County in North Dakota that would increase our capacity to take advantage of our maximum permitted right to 100 million barrels of fresh water per year. We have signed long-term contracts supported by AMIs with major Bakken producers that we believe will utilize a significant portion of our current pipeline capacity, including two long-term, fixed price contracts. We have also made investments outside of the Bakken, including our pipeline serving the SCOOP area of Oklahoma, the "Pecan Hill Pipeline," and our pipeline serving the Haynesville, the "IP Pipeline." In addition to our permanent water delivery systems, we have invested over $100 million in temporary piping systems, including approximately 525 miles of lay-flat hose, a temporary piping solution, and other related assets. These investments enable us to provide our customers with temporary water transfer systems that have substantially lower risk of leaks or spills compared to many alternative temporary piping options. We believe our expansive inventory of lay-flat hose, in combination with our customers' preference for this temporary water transfer method, positions us to be a market leader for this class of water transfer services. Going forward, we intend to make additional investments in water transfer infrastructure and believe we are well positioned to capture attractive opportunities due to our market position, customer relationships and industry experience and expertise.

        In addition to our comprehensive water solutions, we also offer our customers services through our accommodations and equipment rentals segment as well as our wellsite completion and construction services segment. Our accommodations and rentals segment provides workforce accommodations and surface rental equipment supporting oil and gas drilling, completion and production operations. Our wellsite completion and construction services segment includes crane and logistics services, wellsite and pipeline construction and various field services. We provide our accommodation and rentals and wellsite completion and construction services to a wide range of customers in most of the major shale plays or basins in the United States.

Market Trends and Outlook

        The oil and gas industry has historically been volatile and is influenced by a combination of long-term, short-term and cyclical trends, including the domestic and international supply and demand for oil and gas, current and expected future prices for oil and gas and the perceived stability and sustainability of those prices, production depletion rates and the resultant levels of cash flows generated by E&P companies and allocated to their drilling, completion, production and related services budget. The oil and gas industry is also impacted by general domestic and international economic conditions, political instability in oil producing countries, government regulations (both in the United States and elsewhere), levels of customer demand, the availability of pipeline capacity and other conditions and factors that are beyond our control.

        Demand for most of our services depends substantially on the level of expenditures by E&P companies. The significant decline in oil prices that began in the third quarter of 2014 continued into February 2016, when the closing price of oil reached a 12-year low of $26.19 per barrel for WTI crude oil on February 11, 2016. These prices resulted in a significant reduction in drilling, completion and other production activities of most of our customers as well as their expenditures for our services.

        The reduction in demand, as well as the oversupply of many of the services we provide, has substantially reduced the prices we can charge our customers for our services, and has had a negative impact on the utilization of our services and assets. This overall trend with respect to our customers' activities and spending has continued in 2016. However, since hitting historically low oil prices in February 2016, oil prices have begun to recover and reached a closing price of $51.70 per barrel for WTI crude oil on April 6, 2017. Oil and gas producers have responded to the improvement in oil prices by increasing drilling activity levels, with the number of active drilling rigs in the U.S. as reported by Baker Hughes increasing 104% from a low of 404 rigs as of the week ended May 27, 2016 to 824 rigs for the week ended March 31, 2017. If near term commodity prices stabilize at current levels or recover further, we expect to experience increasing demand for our services, particularly for our pre-frac water services.

        We also believe we will benefit from the emerging recovery of domestic drilling and completion activity as a result of our presence in what we believe to be the core of key domestic shale basins and trends toward increased horizontal well completion intensity and rig efficiency. Additionally, we anticipate that the initial increases in drilling and completion activity will occur within our service footprint as capital spending will initially be concentrated in the acreage that offers the most attractive economics to our upstream customers. Oil and gas producers completing their inventory of drilled but uncompleted wells, or DUCs should further increase the demand for our services in those geographic areas. For additional information regarding these completion intensity trends and the current inventory of DUCs, please read "—Our Industry—Industry Trends Impacting our Business.

Our Competitive Strengths

        We believe that the following competitive strengths will allow us to successfully execute our business strategies.

        Leading Market Position Offering Critical Water Solutions.    As a result of our inventory of water sources, our asset base and our water delivery systems and infrastructure, we believe we are a market leader in providing pre-frac water services to the U.S. unconventional oil and gas industry. In most of our areas of operations, we also provide complementary water-related services that support oil and gas completion and production activities. Our principal competitors are typically smaller, private companies operating in fewer shale basins and in only one or two water services-related product lines. By comparison, in most of our areas of operations, we offer our customers comprehensive, integrated water solutions, from initial sourcing of water to disposal of flowback or produced water. Further, our scale allows us to cost-effectively increase our service offering to match increases in drilling and completions activity by our customers. We have an engineered water solutions team with significant experience in field planning, logistics management, regulatory compliance, technical design, petroleum and chemical engineering, geographical information systems, water resources and environmental science. This team is capable of designing, developing and operating projects across the productive life of a field and provides us with a unique competitive advantage in meeting customer requirements for complex and customized water solutions. We believe our ability to engineer and deliver end-to-end water solutions differentiates us from our competitors and enables us to be a value-added partner to E&P companies.

        National Footprint Focused in the Core of Each Major Shale Play.    Our operations are concentrated in what we believe to be the core areas of the major shale plays in the United States, including the Permian Basin, SCOOP/STACK, Bakken, Eagle Ford, Marcellus, Utica, Haynesville, Rockies (DJ Basin, Niobrara Shale and Powder River Basin) and other Mid-Continent basins (Woodford, Barnett, Fayetteville, Granite Wash and Mississippian). In each of our core geographic regions, we have a high quality customer base, including major integrated and large E&P companies, who represent the largest producers in those areas of operations. Our geographic breadth and diversification have allowed us to accumulate significant knowledge regarding the water solutions required in both oil and gas formations with varying geological characteristics and allows us to translate, apply and adapt water solutions developed in one region to other regions. In addition, we have the ability to shift assets among geographic regions as activity levels fluctuate due to market or regulatory forces. Finally, our national footprint allows us to satisfy the needs of major integrated and large independent E&P companies that demand multi-basin service capabilities.

        Unique Inventory of Strategic Water Sources.    To support our pre-frac water capabilities, we have secured water sources that differentiate us from our competitors and drive water transfer and other related service revenues. Identifying and securing these water sources is not easily replicated given the significant know-how and relationships with local, state and federal government agencies as well as private landowners that we have developed over the last five or more years. Specifically, through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights to approximately 1.5 billion barrels of water annually from currently in excess of 350 sources, a number which varies over time, including permits on 9 major rivers in U.S. shale basins. Most of our water sources in the Bakken and Haynesville are secured on an exclusive basis. Our deep knowledge of each basin and long-term customer relationships allow us to develop water sources that are logistically correct, providing a reliable, scalable water delivery system that is in close proximity to current and future drilling and completion activity. For example, in the Bakken we have three governmental permits that enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Freshwater access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. Our water resources have historically attracted and will continue to attract customers seeking abundant water supply to plan long-term field developments. Further, we have successfully marketed other water-related services to our water sourcing customers in the past and we expect we will continue to do so in the future.

        Significant Investment in Water Delivery Systems and Infrastructure.    We have made significant investments in infrastructure to efficiently deliver water from the source to the well site. Our fixed, underground pipeline systems provide a cost-effective, reliable source of freshwater transfer and offer us the ability to scale our operations as market activity fluctuates. Our most significant pipelines today service what we believe to be core acreage in the Bakken. Our Bakken pipeline systems consist of two underground, independent pipeline systems in McKenzie County, North Dakota totaling approximately 90 miles of pipeline, including 38 miles that we own and an additional 52 miles that we have contractual rights to access. We use our Bakken pipeline systems to supply fresh water to support drilling, completion and production activities. We believe our Bakken water rights and the proximity of our infrastructure to the most economic acreage in the Bakken represent significant competitive advantages with respect to supplying and transferring water required for well completions that should generate high margins as the basin recovers. Since the second pipeline was put into service in eastern McKenzie County in the second quarter of 2015, we have successfully won all of our bids for frac water transfer jobs within seven miles of this pipeline. In addition to our fixed pipeline assets, we believe that we are the largest domestic provider of lay-flat hose, with approximately 525 miles available, which provides our customers with flexible temporary water transfer solutions. We believe that our investment in water transfer infrastructure differentiates us from our competition and will enable us to acquire new customers and drive revenue growth as drilling and completions activity increases.

        Technology.    We are committed to technology and product innovation. As such, we believe we are the industry leader in developing and applying technological solutions to provide value, precision and convenience to our clients. We developed AquaView®, a suite of proprietary monitoring and automation devices and related services that remotely and accurately measure and monitor water assets in real time. We also developed AquaLogic™, which consists of proprietary methods to remotely and automatically control and manage water transfer operations. These service offerings allow for more efficient, safer performance at an affordable cost for our customers, and we believe this is a competitive advantage in capturing and retaining business. We will continue to invest in technology in order to maintain our position as one of the leading water solutions providers, manage our costs of goods sold and improve gross margins.

        Experienced Management Team with Significant Equity Ownership.    Our management team has an extensive track record in the oilfield services industry with an average of over 20 years of oilfield services experience. Our Chief Executive Officer, John Schmitz, has a decades-long history of founding and building successful oilfield service companies. The majority of our management team has worked together since SES Holdings' formation in July 2008. Further, our management team has significant equity ownership which aligns their incentives with the other equity owners of the business. Following this offering, management will own an approximate 17.1% economic interest in us. In addition, following this offering, funds controlled by Crestview GP and managed by Crestview Partners will own an approximate 28.9% economic interest in us. We believe we have benefited from Crestview Partners' investment in our business and expect to continue to benefit from their ongoing involvement in the business following this offering.

        Financial Strength and Flexibility.    Following the closing of this offering, we expect to have a strong credit profile and approximately $201.3 million in total liquidity, including cash on hand and $83.9 million of availability under our credit facility. Our low leverage and sufficient available liquidity, will enable us to fund our business and selectively pursue accretive acquisitions and organic growth opportunities as they arise.

        Strong Focus on Operational Safety and Environmental Stewardship.    We maintain a culture that prioritizes safety, the environment and our relationship with the communities in which we operate. We place a strong emphasis on the safe execution of our operations, including safety training for our employees and the development of a variety of safety programs designed to make us a market leader in safety standards. In addition, we work closely with federal, state and local governments and community organizations to help ensure that our operations comply with legal requirements and community standards. We believe that our customers will select their service providers based in part on the quality of their safety and compliance records, and therefore, we will continue to make significant investments to be a market leader in this area.

Our Business Strategies

        Our primary objective is to provide superior returns to our stockholders as a leading provider of total water solutions to E&P companies operating in the major shale plays in the United States. We believe we will be able to achieve this objective by executing on the following strategies.

        Capitalize on the Recovery in Activity in Unconventional Resource Plays.    Water is essential, and increasingly important, to the development and completion of oil and gas wells in the major shale plays that we serve in the United States. Due to our strategic positioning in what we believe to be core acreage in the shale plays, we believe we are well situated to benefit from the anticipated increase in drilling and completion activity as commodity prices rise from their recent lows. Furthermore, we believe the industry trends discussed below will drive growth in demand for total water solutions that will significantly outpace the growth in rig count. Horizontal drilling techniques in the regions we serve have continued to evolve, and operators have dramatically increased the amount of water and proppant used during the completion of horizontal wells. As market dynamics improve further, we expect to benefit from our market leading position and footprint and gain market share in the basins where we currently operate and expand our operations into emerging resource plays as they develop.

        Build out or Acquire Water Infrastructure.    Our fixed pipeline assets are a key competitive advantage and allow us to deliver water efficiently and cost effectively. We are pursuing and evaluating several near-term opportunities to make additional investments in water infrastructure. On March 10, 2017, we completed the Permian Acquisition of the GRR Entities, which provide water and water-related services to E&P companies in the Permian Basin and own and have rights to a vast array of fresh, brackish and effluent water sources with access to significant volumes of water annually and water transport infrastructure, including over 900 miles of temporary and permanent pipeline infrastructure and related storage facilities and pumps, all located in the northern Delaware Basin portion of the Permian Basin. We are also currently developing a third system to provide water to Williams County and western Mountrail County in North Dakota to augment our already strong position with our two pipelines servicing McKenzie County. We have entered into, and depending on market conditions may continue to enter into, long-term contracts to support our Bakken development efforts. We have identified additional expansion opportunities for our other two existing pipeline systems, in the SCOOP area of Oklahoma and the Haynesville area. Beyond these prospects, we plan to invest opportunistically in organic growth to gain market share in our current areas of operations and selectively pursue acquisitions that will allow us to strengthen our footprint and market our total water solutions to our customers.

        Strengthen and Expand Our Customer Relationships Through Pre-Frac Water Services.    We will continue to focus on being a market leader in pre-frac water services, expanding our market position to be a high value-add service provider, and offering our customers end-to-end water and related services associated with oil and gas drilling, completion and production activities. Looking forward, our broad service offering and focused expertise should allow us to expand our relationships with existing customers and attract new customers as demand for water and water solutions increases. Furthermore, we believe we can expand certain customer relationships that are currently limited to a single basin and become a preferred provider in multiple basins. In addition, for customers seeking to outsource field planning and logistical services, our engineered water solutions group designs, develops, operates and manages water solutions across the life cycle of a development plan.

        Expand and Utilize Our Water Sources.    One of our key differentiators is our portfolio of water rights, which serves as a reliable, scalable and cost effective source of water for our customers. We will also seek to identify and secure additional water sources to meet the ongoing and future water needs of our customers. Our dedicated access to high volume water sources that can support long-term development plans should allow us to attract new customers and strengthen our existing customer relationships. In the future, we plan to utilize the relationships and expertise we have developed in the process of obtaining our current portfolio of water rights to further expand our water sources.

        Continue to Invest in Technology and Personnel.    Satisfying the water-related service needs of an operator drilling or producing from a shale well is a highly complex and ever-changing process that requires significant technical expertise in diverse areas such as geology, engineering, environmental science and regulatory affairs. We have made significant investments in software, hardware and proprietary systems that have enabled us to develop technology and become one of the leading firms in the water solutions industry. In addition, we have built a strong team of experienced professionals holding advanced degrees to develop and execute new technologies as well as provide the technical knowledge to be a value-added partner to our customers. We plan to continue to invest in our personnel through personal, professional and job-specific training and to invest selectively in technologies that we believe will enhance the breadth and quality of our service offerings.

        Maintain Financial Strength and Flexibility.    We will seek to maintain a conservative balance sheet, which allows us to better react to changes in commodity prices and related demand for our services, as well as overall market conditions. As of the closing of this offering, we expect to have no borrowings outstanding and $83.9 million available under our credit facility, which is scheduled to mature in 2020.

We believe this borrowing capacity, along with our cash flow from operations and the proceeds from this offering, will provide us with sufficient liquidity to execute the business strategies discussed above.

Our Industry

Unconventional Resources and Hydraulic Fracturing

        Over the past decade, the innovative application of horizontal drilling and hydraulic fracturing catalyzed a revolution in the United States oil and gas industry. Vast reservoirs of crude oil and gas locked in tight rock formations, or unconventional resources, were previously uneconomic to develop, but now represent an important ongoing source of oil and gas supply. In spite of the cyclical nature of the oil and gas industry, development of U.S. unconventional resources is expected to continue to experience growth within the industry. The U.S. Energy Information Administration, or the EIA, reports that U.S. gas production from shale gas and tight oil plays grew at a 20% compound annual growth rate ("CAGR") from 2006 to 2016 while U.S. tight oil production grew at a 28% CAGR over the same timeframe. The charts below from the EIA's 2017 Annual Energy Outlook depict both the historical growth and projected future growth of U.S. unconventional resources.

Crude Oil Production (MMbbls/d)

Gas Production (tcf)

The Role of Water in Unconventional Development, Completion and Production

        Water is essential to the development and completion of unconventional oil and gas wells, where producers rely on hydraulic fracturing to stimulate the production of oil and gas from dense subsurface rock formations. Prior to the fracking process, water is sourced, transferred, contained and treated in connection with the well completion process. Although water is used during drilling, the vast majority of water is utilized for the completion cycle—or hydraulic fracturing—of a horizontal well. The fracking process involves the injection of significant amounts of water and proppants (typically sand) under high pressure, through a cased and cemented wellbore into targeted subsurface formations thousands of feet underground to fracture the surrounding rock. The resulting fractures allow hydrocarbons to flow into the wellbore for extraction.

        After the water is pumped into the well, it returns to the surface over time. Ten to fifty percent of the water returns as flowback during the first several weeks following the well completion process, and a large percentage of the remainder, as well as pre-existing water in the formation, returns to the surface as produced water over the life of the well. Various waste byproducts are also generated during drilling and completion of, and production from crude oil and gas wells. An array of federal and state rules and regulations mandate that these byproducts be disposed of in an environmentally safe manner. Although E&P companies may complete the water-related tasks themselves, many choose to outsource these services to one or more third party service providers specializing in such tasks.

        A significant component of post-frac water handling involves the disposal of flowback and produced water waste fluids (commonly referred to in the industry as "saltwater"), which includes brinish fluids returned to the surface during a well's completion and production phases. E&P companies and producers are required to timely dispose of these fluids during the lifespan of their producing oil and gas wells and with the drilling and completion of new oil and gas wells.

        The most common method of saltwater disposal is to transport the flowback and produced water to facilities that treat and dispose of the wastewater. Key considerations operators consider include the ratio of water to hydrocarbon, or the water cut, the water decline curve, the expected lifespan of the salt water disposal facility based on the waste streams being disposed and the presence of competing service providers.

Capital Spending by E&P Companies and DUC Inventory

        Demand for water and water-related services depends on the level of expenditures by companies in the oil and gas industry, which are in turn dependent on oil and gas prices, as well as advances in horizontal drilling and hydraulic fracturing techniques. Oil prices experienced a significant decline beginning in the third quarter of 2014 and continuing until February 2016, when the closing price of oil reached a 12-year low of $26.19 per barrel for WTI crude oil on February 11, 2016. Since the February low, oil prices have begun to recover and reached a closing price of $51.70 per barrel for WTI crude oil on April 6, 2017. Oil and gas producers have responded to the improvement in oil prices by increasing drilling activity levels, with the number of active drilling rigs in the U.S., as reported by Baker Hughes, increasing 104% from a low of 404 rigs for the week ended May 27, 2016 to 824 rigs for the week ended March 31, 2017. Industry analysts expect the recovery to continue, with Spears & Associates estimating a 64% year-over-year growth in U.S. onshore rig count for 2017 and an annual growth rate in U.S. onshore rig count of 25% from 2016 through 2020.

        Prior to the industry downturn, the volume of fluid used in hydraulic fracturing experienced significant growth, with the Freedonia Group estimating that growth in fluid volume averaged over 40% annually between 2004 and 2014. In their 2015 Oilfield Chemicals Study, the Freedonia Group reported that the rapid growth resulted from an increasing number of wells fractured each year and significant growth in the size of individual fracturing treatments employed. During the recent downturn however, according to Spears & Associates, total annual water demand for 2016 fell to 2,849 million barrels, which was down approximately 49.8% from 2014 levels due to the decline in drilling and completion activity driven by low commodity prices since late 2014. With the projected increase in activity as well as continued advancements in completion techniques, Spears & Associates is projecting increased water demand for 2018 of 210.9% as compared to 2016 levels, which greatly exceeds Spears' estimated horizontal rig count growth of 88.5% over the same period.

Total U.S. Water Demand (MMbbls)

        In the near term, we expect demand for water and water-related services to outpace rig count growth as oil and gas producers complete wells that have been drilled but not yet completed, which we refer to as drilled uncompleted wells or "DUCs." While oil and gas producers often have an inventory of DUCs, the backlog has grown significantly during the past two years as oil and gas producers have deliberately delayed completing drilled wells in anticipation of higher commodity prices. According to the Drilling Productivity Report released on February 13, 2017 by the U.S. Energy Information Administration, or the EIA, as of January 2017, there are over 5,300 DUCs in the major U.S. shale plays (excluding the MidContinent) and 498 active drilling rigs in those areas, representing approximately 11 DUCs per active drilling rig in those areas. The number of DUCs per active drilling rig has increased significantly during the market downturn—for comparison, the average number of DUCs per active drilling rig in January 2014 was approximately three per rig. Further, the EIA estimate of current DUCs represents 63% of the total horizontal wells drilled during 2016, according to Spears & Associates. As oil and gas prices have recovered in recent months, producers have begun to complete these wells, increasing the demand for water and water-related services. Assuming oil and gas prices stabilize or increase from current levels, we expect the continuing completion efforts with this DUC inventory to increase the demand for water and water-related completion services in the near-to-medium term.

Industry Trends Impacting Our Business

        We expect demand for water-related services to increase at a faster rate than rig count as a result of consistent industry trends toward (i) increases in horizontal drilling, (ii) greater rig efficiency, characterized by multi-well pad development programs that enable E&P companies to drill more wells with each active rig and (iii) higher horizontal well completion intensity characterized by the use of longer horizontal wellbore laterals, tighter spacing of frac stages in the laterals and increased water and proppant use per foot of lateral. The techniques being utilized by E&P companies have continued to evolve as producers work to improve per-well production and recoveries and are driving significant growth in the per-well demand for water and also the aggregate demand for water. These trends are discussed in greater detail below.

  •
  Increases in Horizontal Drilling.  Over the past several years producers have utilized specialized drilling rigs to drill horizontally through shale formations in order to expose a greater portion of the wellbore to the hydrocarbon bearing shale formation, which correspondingly increases production from the well. According to the Baker Hughes rig count, the percentage of active rigs drilling horizontal wells has increased from 42% of total domestic rigs in 2009 to 68% in 2014, and recently, the percentage of rigs drilling horizontal wells increased further to 84% of active domestic rigs. Horizontal wells require greater volumes of water and proppant than vertical wells and we expect horizontal drilling to continue to be the primary focus of oil and gas producers as they increase the active rig count.

% of Active Rig Count by Drilling Orientation

  •
  Increasing Rig Efficiency:  Techniques being used by E&P producers, including multi-well pad development programs, have led to improved rig efficiencies and increased horizontal wells drilled per rig. According to Spears & Associates, from 2011 to 2016, horizontal wells per rig per year in the U.S. increased by 73.5% from 12.2 in 2011 to 21.1 in 2016 with rigs expected to maintain these efficiency gains through 2020. Coupled with longer laterals and increased water intensity, this trend indicates that demand for water and proppant relating to well drilling and completion can be expected to outpace standalone rig growth.

Horizontal Wells per Rig per Year

  •
  Longer Horizontal Laterals.  As horizontal drilling has increased, rig operators have improved their ability to drill significantly longer horizontal sections—or "laterals"—in each well. These longer horizontal laterals effectively provide producers with a greater length of productive wellbore relative to the non-productive vertical portion of the wellbore, which is fixed. According to Spears & Associates, lateral lengths have increased significantly across the major U.S. onshore basins since 2013 and similar growth is expected to continue. Additionally, current leading edge horizontal wells are 10,000 feet or longer and we expect the growth in lateral length to continue. Because water use and the number of frac stages per well are directly tied to the length of the horizontal lateral, longer laterals have led to a significant increase in demand for water and proppant, as well as related fluid handling services.

Average Horizontal Lateral Length Across Key Basins (ft.)

  •
  More Proppant.  Finally, operators are also increasing the quantity of proppant used in their hydraulic fracturing designs—both in aggregate amount used per well and on a per-foot basis. According to research from Spears and Associates, the amount of proppant per horizontal completion across the U.S. has increased 128.4% over the last three years from approximately 2,718 tons in 2013 to 6,207 tons in 2016 with anticipated continued increases as producers continue to report superior production results with greater proppant loading. Chesapeake Energy Corporation recently reported completing a well in the Haynesville Shale with 25,000 tons of proppant. Higher quantities of proppant drive higher volumes of water because a greater volume of water is needed to effectively transport the proppant down the wellbore and into the formation.

Tons of Proppant per Horizontal Well

  •
  More Water Per Well:  Increasing volumes of water per well has emerged as a critical component of the techniques employed by oil and gas producers to increase recoveries from shale development wells and improve the economics of shale development operations. According to Spears & Associates, the average volume of water injected per horizontal well across the U.S. is projected to increase 93.4% by 2018, from approximately 218,000 barrels in 2013 to approximately 422,000 barrels in 2018. Although Spears does not forecast water demand beyond 2018, we expect the water intensity of well completions to continue to grow with increased lateral lengths and greater quantities of proppant per well.

Water Usage per Horizontal Well (MBbls)

Supply Dynamics

        Large quantities of water are essential for unconventional resource development. The primary sources of water utilized for oil and gas operations are surface water (rivers, lakes, ponds), potable and non-potable groundwater, and recycled water from flowback or produced water. Depending on where the development is taking place, any or all of these sources may be available. Several factors can influence water sourcing choices, including volumes available from each source, interests and needs of other water users, and costs associated with obtaining, treating, and transporting the water to the wellsite. Further, each geographic area has different challenges relating to geology, such as the amount of minerals and impurities in the water, which must also be taken into consideration. In the future, regulatory requirements could result in operators actively seeking water management strategies and technologies to reduce freshwater use in fracking and lower the costs associated with securing water. However, the treatment, reuse or recycling of produced water can pose challenges, as such opportunities can be limited by water quality and the potentially high cost of treating water.

        Once identified, water sources are often difficult to permit and reliably access, particularly in the quantities required for multi-well pad development programs. Navigating applicable regulations is particularly difficult as the rules governing the sourcing of fresh water vary by state, county and municipality and each water resource may be overseen by federal and state agencies, regional water basin commissions, local water planning agencies and individual landowners. Access to water may be limited due to reasons such as prolonged drought or an inability to acquire or maintain water sourcing permits or other rights. In addition, some state and local governmental authorities have begun to monitor or restrict the use of water subject to their jurisdiction for hydraulic fracturing to ensure adequate local water supply.

        Oil and gas operators have several options to transfer water from the source to the well site. The three main methods of water transport include trucks, temporary pipes (including lay-flat hose), or permanent pipelines. Historically, E&P companies have relied primarily on trucks to transfer water to and from well sites, and trucking may still be preferred for conventional vertical wells, delineation wells, and areas where pipeline permitting and land acquisition is restricted. However, trucking water is typically the most expensive transfer method, and companies are increasingly using temporary and permanent piping both for economic and other considerations, such as reducing the number of trucks on the road, reducing associated vehicle emissions, and trucking capacity constraints. Temporary pipes, such as lay-flat hose, can also be used for flexible short-term needs for those wells for which the water source and the well pad site are reasonably close. Above-ground temporary pipes allow for high rate, short- to mid-distance water transportation (in excess of 20 miles) as they can be installed quickly and relocated to adapt to changing operations schedules. For operations that are expected to remain in a general area for several years or for areas with a significant amount of activity, permanent pipeline systems may be developed. While the initial capital cost is higher, permanent pipelines can be strategic and prove to be the most cost-effective option to service the water needs for large, long-term development areas.

        As water demand has continued to increase, operators and service companies have been faced with significant mechanical, logistical, environmental and safety issues related to the transfer of such large volumes. As a result of these trends, producers have increasingly moved away from traditional tank truck operators and small, local water service providers who compete on the basis of local relationships and price to larger, regional and national players who have the expertise and scale to provide high quality, reliable and comprehensive water solution services. The chart below illustrates the evolution of water sourcing in the oil and gas industry.

	Pre 2008 Conventional Vertical	2008 - 2010 Early Horizontal	Current Leading Edge Horizontal	Future Multi-Well Pad Development
Frac Water per Well	~15,000 bbls	~75,000 bbls	~500,000 bbls	Up to 5,000,000 bbls on a multi-well pad
Equivalent Tank Truck Loads(1)	~115	~575	~3,850	~38,500
Lateral Length (Feet)	~1,500	~3,500	~6,000	~8,000
Logistical Challenges	Minor			Complex
E&P Approach	Minimal Attention			Mission Critical

Note:
Water per well based on current management estimates of well completion intensity.

(1)
Assumes truck capacity of 130 barrels.

Description of Business Segments

Water Solutions

  Service Lines

        Our water solutions segment, operating primarily under our subsidiary, Select Energy Services, is a leading provider of total water solutions to customers that include major integrated oil companies and independent oil and gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transfer and recycling or disposal of drilling, completion and production fluids.

        Our water solutions operating segment is divided into the following service lines:

  •
  Water sourcing.  Our water sourcing service line helps E&P companies source water used for drilling and completion operations from our surface, ground and industrial water sources. Specifically, through a portfolio of contracts with and permits from regulatory bodies, corporations and individual landowners, we have secured rights to approximately 1.5 billion barrels of water annually from currently in excess of 350 sources, a number which varies over time, including large scale sources such as the Brazos, Missouri, Navasota, Ohio, Poudre, Rio Grande, Sabine, San Antonio, South Platte and Washita Rivers. In the Bakken, we have three governmental permits that enable us to withdraw up to 100 million barrels of water annually from the Missouri River and Lake Sakakawea in North Dakota. Freshwater access cannot be easily replicated on Lake Sakakawea today as there are multiple environmental and regulatory conditions that must be met before an industrial water intake location can be built. New permits will also not be granted within 25 miles of an intake location associated with an existing permit. We have three of the five existing permits off Lake Sakakawea. In addition to primary frac water sourcing, we also source brine water and other completion fluids.

  •
  Water transfer.  Our water transfer service line provides high-volume, high-rate water transfer services through permanent pipeline systems and temporary pipe systems. This service is utilized to transfer water from a source to a containment location on or off the wellsite, from the containment directly to the well to support completion operations, and, in certain circumstances, directly from the source to the well. As of December 31, 2016, our assets included more than 110 miles of operational underground pipeline, over 525 miles of lay-flat hose, approximately 700 miles of other temporary pipe (excluding lay-flat hose) and more than 600 high-rate water transfer pumps. Our permanent pipeline systems are located in the Bakken, the SCOOP and the Haynesville, as described in more detail below.

    •
    Bakken:    We have invested $30 million in the Charlson Pipeline and the Iverson Pipeline in the Bakken located in McKenzie County, North Dakota, and we are developing a third pipeline system that will serve Williams County and western Mountrail County. The Charlson pipeline system is located on the eastern side of McKenzie County, North Dakota, and consists of 32 miles of operational pipeline. The Iverson pipeline system is located in eastern McKenzie County, North Dakota, and consists of 58 miles of operational pipeline. Of the approximately 90 miles of underground pipeline systems, we own 38 miles and have contractual rights to access the remaining 52 miles. The development of the third permit is expected to take place in 2017 and will allow us to utilize 100 million barrels of fresh water per year across the three systems.

    •
    SCOOP:    Through our interest in a joint venture with Access Midstream (subsequently merged with Williams Partners), we own a nine-mile, underground fresh water delivery pipeline in Grady County, Oklahoma in what we believe to be the core of the SCOOP, with an additional 23 miles of sour gas pipeline that can be subsequently converted to deliver fresh water. The source for this pipeline system originates from the Washita River, a reliable water source in an otherwise dry and drought-prone region of Oklahoma. We are currently permitted by the Oklahoma Water Resources Board to withdraw 10.8 million barrels of water per year from the river, in excess of the pipeline's current physical throughput capacity of 9.2 million barrels per year.

    •
    Haynesville:    We own an approximate 12-mile underground fresh water delivery pipeline in De Soto Parish, Louisiana, which transports effluent from a pump station at International Paper's Mansfield Plant Outfall No. 1 to five delivery points within the Holly Field for use in fracking operations. The IP Pipeline is located in what we believe is the core acreage of the Haynesville shale.

    Our lay-flat hose provides a flexible water transfer solution and can be customized to fit a specific project. After the completion of a project, lay-flat hose can be quickly and cost-effectively removed and redeployed for a new project, including projects in different geographic regions. Lay-flat hose has a significantly lower risk of spills than most other types of temporary jointed-pipe as a result of the strength and durability of the hose as well as the secure nature of any coupling joints used to connect multiple sections of hose. We believe the average length of lay-flat hose used in a project is approximately 5 miles, but the length can vary from as little as a few hundred feet to as much as 75 miles for a comprehensive water management program. Our lay-flat hose consists of 8 inch, 10 inch and 12 inch diameter segments. Depending on the requirements of a project, lay-flat hose may run from a water source directly to a containment area or well site or from containment area to containment area. Our customers generally prefer lay-flat hose to alternative temporary piping options due to the cost-effectiveness, customizability and reduced risk of spills.

  •
  Water recycling and treatment.  Our water recycling and treatment service line works with oil and gas producers to filter or treat water utilized in or produced by the drilling, completion and production processes to allow for safe and effective reuse or disposal. We offer our customers treatment and filtration solutions ranging from large mesh filter pods to the application of advanced technologies, such as bubble floatation, chemical precipitation, chemical disinfection and distillation, through in-house equipment, strategic licensing, investments and relationships.

  •
  Well testing and flowback.  Our well testing and flowback service line provides highly trained personnel and state-of-the-art equipment to perform a multitude of services relating to the completion and production of oil, gas, condensate and water, including frac support, frac plug drill-out, flowback, well testing and lease operating. These services are critical to the completion and production phase of a well, as it provides the customer with initial well productivity data which ultimately impacts a reservoir's capacity to produce hydrocarbons, such as oil, gas and condensate. Our traditional well testing and hydraulic equipment can service a multitude of operational scenarios, such as high and low temperature, high and low pressure, high hydrogen sulfide concentration and high volume. Currently, we own approximately 120 equipment spreads to support this broad range of services.

  •
  Fluid hauling.  Our fluid hauling service line transports and stores water and various drilling, completion and production fluids utilizing our fleet of vacuum trucks, winch trucks, hydrovac trucks, and related assets, such as frac tanks. As of December 31, 2016, we owned and leased approximately 180 tractors.

  •
  Fluid disposal.  As of December 31, 2016, we owned and operated 18 salt water disposal ("SWD") wells with a daily maximum permitted disposal volume of 287,400 bpd with the following geographic breakdown: Permian (110,000 bpd), Eagle Ford (95,000 bpd), Haynesville (46,000 bpd), MidContinent (25,000 bpd), Rockies (10,000 bpd) and Marcellus (1,400 bpd). Our SWD wells are located in the Eagle Ford (6), Permian, (4), Haynesville (3), MidContinent (2), Rockies (1) and Marcellus (2) regions.

  Geographic Areas of Operation

        We offer our water solutions services in most of the major unconventional shale plays in the continental U.S., as illustrated by a "✓" in the chart below.

Geographic Region
Services Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica		Haynesville	Rockies
Water Sourcing	✓	✓	✓	✓	✓		✓	✓
Water Transfer	✓	✓	✓	✓	✓		✓	✓
Water Monitoring	✓	✓	✓	✓	✓		✓	✓
Water Treating	✓	✓	—	✓	✓		✓	✓
Containment	✓	✓	✓	✓	✓		✓	✓
Well Testing	✓	✓	—	✓		*	✓	✓
Fluid Hauling	✓	✓	—	✓		*	✓	✓
Frac Tanks	✓	✓	—	✓		*	✓	✓
SWD Wells	✓	✓	—	✓	✓		✓	✓

*
In these regions, we have retained facilities but are not currently conducting operations.

        For the year ended December 31, 2016, our water solutions segment revenue by geographic region is illustrated in the chart below.

	Geographic Region
	Permian	MidCon	Bakken	Eagle Ford	Marcellus / Utica	Haynesville	Rockies
Revenue	25%	12%	12%	23%	3%	10%	16%

  Customers

        Our water solutions customers primarily include major integrated and independent U.S. and international oil and gas producers.

  Competition

        Many large domestic and international oilfield services companies offer some water-oriented and environmental services, though these are generally ancillary to their core businesses. As a result, the water solutions industry is highly fragmented and our main competitors are typically smaller or mid-sized and often private service providers that focus on water solutions and logistical services across a narrow geographic range.

Accommodations and Rentals

  Service Lines

        Our accommodations and rentals segment, operating under our subsidiary, Peak, provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to support onshore oil and gas activity. The services provided include fully furnished office and living quarters, fresh water supply and waste water removal, portable power generation and light plants, internet, phone, intercom, surveillance and monitoring services and other long-term rental supporting field personnel.

  •
  Accommodations.  Our accommodations service line provides fully furnished office and living quarters for field personnel, as well as fresh water supply to and waste water removal from such quarters and satellite communications, intercoms and video surveillance.

  •
  Rentals.  Our rentals service line provides support rental equipment, including forklifts, manlifts, generators, fresh and waste water tanks, wellsite light plants, combination units that provide power generation and lighting, mobile safety showers, guard shacks, trash trailers, RVs, sound wall barriers, containment barriers, cooling trailers and heating units.

  Geographic Areas of Operation

        We provide accommodations and rental services in most of the major unconventional shale plays in the continental U.S. In the chart below, a "✓" indicates that we offer the service line in the indicated geographic region. We currently do not offer any of our accommodation and rental services in the Bakken.

Geographic Region
Service Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus/ Utica	Haynesville	Rockies
Accommodations	✓	✓	—	✓	✓	✓	—
Rentals	✓	✓	—	✓	✓	✓	✓

  Customers

        Our accommodations and rentals customers include major integrated and independent U.S. and international oil and gas producers.

  Competition

        Historically, the market for wellsite living quarters, office space, portable power, wellsite lighting, and communications equipment has been serviced by a relatively fragmented competitor base ranging from small local companies and privately-owned regional service companies to large private and public companies operating across diverse geographies.

Wellsite Completion and Construction Services

  Service Lines

        Our wellsite completion and construction services segment operating under our subsidiary, Affirm supports our water solutions segment and provides oil and gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

  •
  Crane and Logistics Services.  Our crane and logistics services line provides crane services to support completion activity, aggregate hauling for site preparation, pipe storage and forklift services.

  •
  Construction Services.  Our construction services line provides wellsite and pipeline construction and maintenance services for both E&P companies and midstream companies.

  •
  Field services.  Our field services service line provides the personnel and related equipment required to perform well hookups, facility construction, lease maintenance and general roustabout services.

  Geographic Areas of Operation

        We offer wellsite completion and construction services in most of the major unconventional shale plays in the continental U.S. In the chart below, a "✓" indicates that we offer the service line in the indicated geographic region. We currently do not offer any of our wellsite construction services in the Bakken.

Geographic Region
Service Provided	Permian	MidCon	Bakken	Eagle Ford	Marcellus/ Utica	Haynesville	Rockies
Crane and logistics services	✓	✓	—	✓	✓	✓	✓
Construction services	✓	—	—	✓	—	—	—
Field services	✓	✓	—	✓	✓	✓	✓

  Customers

        Our wellsite completion and construction services include major integrated U.S. and international oil companies, and gas producers as well as midstream and other oilfield services companies.

  Competition

        Our main competitors are typically smaller or mid-sized and often private service providers that focus on construction and field services across a narrow geographic range.

Significant Customer

        For the year ended December 31, 2015, one of our customers accounted for approximately 10.6% of our total consolidated revenues. No customer accounted for more than 10% of our total consolidated revenues for the year ended December 31, 2016.

Sales and Marketing

        Our sales activities are directed through a network of sales representatives and business development personnel, which provides us coverage at both the corporate and field level of our customers. Sales representatives work closely with local operations managers to target potential opportunities through strategic focus and planning. Customers are identified as targets based on their drilling and completion activity, geographic location, and economic viability. Direction of the sales team is conducted through multiple weekly meetings and daily reporting. Our sales strategy is also supported by a proprietary database that we have developed based upon current rig and permit activity and the location of our strategic water sources.

        Our marketing activities are performed by an internal marketing group with input from a steering committee. Our strategy is based on building a national brand though multiple media outlets including our website, blog and social media accounts, radio, print and billboard advertisements, and various industry-specific conferences, publications and lectures.

Engineered Water Solutions

        Our Engineered Water Solutions group is comprised of professionals with significant technical and project development experience. The team consists of professionals with advanced degrees and experience in areas as diverse as geology, geography, petroleum and chemical engineering, computer science, environmental science, geographic information systems and regulatory affairs. This group has been designed to help customers develop and execute water solutions for wide-scale development projects, with our professionals integrating themselves into our customers' operations teams at the outset of the planning process.

Environmental and Occupational Safety and Health Matters

        Our water-related and wellsite completion and construction operations in support of oil and gas exploration, development and production activities pursued by our customers are subject to stringent and comprehensive federal, state and local laws and regulations governing occupational safety and health, the discharge of materials into the environment and environmental protection. Numerous governmental entities, including the EPA and analogous state agencies have the power to enforce compliance with these laws and regulations and the permits issued under them, often requiring difficult and costly actions. These laws and regulations may, among other things (i) require the acquisition of permits to take freshwater from surface water and groundwater, construct pipelines or containment facilities, drill wells and other regulated activities; (ii) restrict the types, quantities and concentration of various substances that can be released into the environment or injected into non-producing formations; (iii) limit or prohibit our operations on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former and ongoing operations; (v) impose specific safety and health criteria addressing worker protection; and (vi) impose substantial liabilities for pollution resulting from our operations. Any failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil and criminal penalties, the imposition of investigatory, remedial or corrective action obligations or the incurrence of capital expenditures; the occurrence of delays in the permitting or performance of projects; and the issuance of orders enjoining performance of some or all of our operations in a particular area.

        The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly construction, completion or water management activities, or waste handling, storage transport, disposal, or remediation requirements could have a material adverse effect on our financial position and results of operations. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot assure you that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Our customers may also incur increased costs or delays or restrictions in permitting or operating activities as a result of more stringent environmental laws and regulations, which may result in a curtailment of exploration, development or production activities that would reduce the demand for our services.

        The following is a summary of the more significant existing environmental and occupational safety and health laws, as amended from time to time, to which our business is subject and for which compliance may have a material adverse impact on our capital expenditures, results of operations or financial position.

        Hazardous substances and wastes.    The Resource Conservation and Recovery Act ("RCRA"), and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Pursuant to rules issued by the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of oil or gas, if properly handled, are currently exempt from regulation as hazardous waste under RCRA, and instead are regulated under RCRA's less stringent non-hazardous waste provisions, state laws or other federal laws. However, it is possible that certain oil and gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. For example, following the filing of a lawsuit in the U.S. District Court for the District of Columbia in May 2016 by several non-governmental environmental groups against the EPA for the agency's failure to timely assess its RCRA Subtitle D criteria regulations for oil and gas wastes, EPA and the environmental groups entered into an agreement that was finalized in a consent decree issued by the District Court on December 28, 2016. Under the decree, the EPA is required to propose no later than March 15, 2019, a rulemaking for revision of certain Subtitle D criteria regulations pertaining to oil and gas wastes or sign a determination that revision of the regulations is not necessary. If EPA proposes a rulemaking for revised oil and gas waste regulations, the Consent Decree requires that the EPA take final action following notice and comment rulemaking no later than July 15, 2021. A loss of the RCRA exclusion for drilling fluids, produced waters and related wastes could result in an increase in our and our oil and gas producing customers' costs to manage and dispose of generated wastes, which could have a material adverse effect on our and our customers' results of operations and financial position. In the course of our operations, we generate some amounts of ordinary industrial wastes, such as paint wastes, waste solvents and waste oils that may be regulated as hazardous wastes.

        Wastes containing naturally occurring radioactive materials ("NORM") may also be generated in connection with our operations. Certain processes used to produce oil and gas may enhance the radioactivity of NORM, which may be present in oilfield wastes. NORM is subject primarily to individual state radiation control regulations. In addition, NORM handling and management activities are governed by regulations promulgated by the Occupational Safety and Health Administration ("OSHA"). These state and OSHA regulations impose certain requirements concerning worker protection, the treatment, storage and disposal of NORM waste, the management of waste piles, containers and tanks containing NORM, as well as restrictions on the uses of land with NORM contamination.

        The Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the Superfund law, and comparable state laws impose liability, without regard to fault or legality of conduct, on classes of persons considered to be responsible for the release of a "hazardous substance" into the environment. These persons include the current and past owner or operator of the site where the hazardous substance release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several, strict liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some instances, third parties to act in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. In addition, neighboring landowners and other third-parties may file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We generate materials in the course of our operations that may be regulated as hazardous substances.

        We currently own, lease, or operate numerous properties that have been used for activities supporting oil and gas exploration, development and production for a number of years. Although we believe that we have utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or petroleum hydrocarbons may have been released on, under or from the properties owned or leased by us, or on, under or from other locations, including off-site locations, where we conduct services for our customers or where such substances have been taken for treatment or disposal. In addition, some of our properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or petroleum hydrocarbons was not under our control. These properties and the substances disposed or released on, under or from them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to undertake response or corrective measures, which could include removal of previously disposed substances and wastes, cleanup of contaminated property or performance of remedial operations to prevent future contamination, the costs of which could be material.

        Water discharges and use.    The Federal Water Pollution Control Act, also known as the Clean Water Act ("CWA"), and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and hazardous substances, into state waters and waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Spill prevention, control and countermeasure plan requirements imposed under the CWA require appropriate containment berms and similar structures to help prevent the contamination of navigable waters in the event of a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities.

        The CWA also prohibits the discharge of dredge and fill material in regulated waters, including wetlands, unless authorized by permit. The EPA has issued final rules outlining its position on the federal jurisdictional reach over waters of the United States, but this rule has been stayed nationwide by the U.S. Sixth Circuit Court of Appeals as that appellate court and numerous district courts ponder lawsuits opposing implementation of the rule. In January 2017, the United States Supreme Court accepted review of the rule to determine whether jurisdiction rests with the federal district or appellate courts to hear challenges to the rules. Litigation surrounding this rule is ongoing. On February 28, 2017, President Trump issued an executive order directing the EPA and the U.S. Army Corps of Engineers to review and, consistent with applicable law, initiate rulemaking to rescind or revise the rule. The EPA and the U.S. Army Corps of Engineers published a notice of intent to review and rescind or revise the rule on March 6, 2017. In addition, the U.S. Department of Justice filed a motion with the U.S. Supreme Court on March 6, 2017 requesting the court stay the suit concerning which courts should hear challenges to the rule. At this time, it is unclear what impact these actions will have on the implementation of the rule. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.

        The Oil Pollution Act of 1990 ("OPA") amends the CWA and sets minimum standards for prevention, containment and cleanup of oil spills. The OPA applies to vessels, offshore facilities, and onshore facilities, including E&P facilities that may affect waters of the United States. Under OPA, responsible parties including owners and operators of onshore facilities may be held strictly liable for oil cleanup costs and natural resource damages as well as a variety of public and private damages that may result from oil spills. The OPA also requires owners or operators of certain onshore facilities to prepare Facility Response Plans for responding to a worst-case discharge of oil into waters of the United States.

        Underground injection wells and induced seismicity.    Our underground injection operations are regulated pursuant to the UIC program established under the federal SDWA and analogous state and local laws and regulations. The UIC program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. State regulations require a permit from the applicable regulatory agencies to operate underground injection wells. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in suspension of our UIC permit, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third-parties claiming damages for alternative water supplies, property and personal injuries. A change in UIC disposal well regulations or the inability to obtain permits for new disposal wells in the future may affect our ability to dispose of produced waters and other substances, which could affect our business.

        Furthermore, in response to recent seismic events near underground disposal wells used for the disposal by injection of produced water resulting from oil and gas activities, federal and some state agencies are investigating whether such wells have caused increased seismic activity, and some states have restricted, suspended or shut down the use of such disposal wells. In response to these concerns, regulators in some states have imposed, or are considering imposing, additional requirements in the permitting of produced water disposal wells or otherwise to assess any relationship between seismicity and the use of such wells. For example, Oklahoma issued new rules for wastewater disposal wells in 2014 that imposed certain permitting and operating restrictions and reporting requirements on disposal wells in proximity to faults and also, from time to time, has developed and implemented plans directing certain wells where seismic incidents have occurred to restrict or suspend disposal well operations. The Texas Railroad Commission adopted similar rules in 2014. The adoption and implementation of any new laws, regulations or directives that restrict our ability to dispose of wastewater gathered from our customers by limiting, volumes, disposal rates, disposal well locations or otherwise, or requiring us to shut down disposal wells, could have a material adverse effect on our business, financial condition, and results of operations.

        Hydraulic fracturing activities.    Hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons from dense subsurface rock formations. The process involves the injection of water, sand and chemicals under pressure into targeted geological formations to fracture the surrounding rock and stimulate production. Hydraulic fracturing is currently generally exempt from regulation under the UIC program established under the SDWA and is typically regulated by state oil and gas commissions or similar agencies.

        However, several federal agencies have asserted regulatory authority over certain aspects of the process. For example, in February 2014, the EPA asserted regulatory authority pursuant to the SDWA's UIC program over hydraulic fracturing activities involving the use of diesel and issued guidance covering such activities. The EPA also issued final CAA regulations in 2012 and in June 2016 governing performance standards, including standards for the capture of emissions of methane and VOCs released during hydraulic fracturing. Additionally, in June 2016, the EPA published an effluent limit guideline final rule prohibiting the discharge of wastewater from onshore unconventional oil and gas extraction facilities to publicly owned wastewater treatment plants and, in May 2014, published an Advance Notice of Proposed Rulemaking regarding the Toxic Substances Control Act reporting of the chemical substances and mixtures used in hydraulic fracturing. Also, the BLM published a final rule in March 2015 that established new or more stringent standards relating to hydraulic fracturing on federal and American Indian lands but, in June 2016, a Wyoming federal judge struck down this final rule, finding that the BLM lacked congressional authority to promulgate the rule. That decision is currently being appealed by the federal government. However, on March 15, 2017, the BLM filed a motion in the appeal asking the court to hold the case in abeyance pending rescission of the rule. From time to time, legislation has been introduced, but not enacted, in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. In the event that new federal restrictions on the hydraulic-fracturing process are adopted in areas where we or our customers conduct business, we or our customers may incur additional costs or permitting requirements to comply with such federal requirements that may be significant in nature and, in the case of our customers, could experience added delays or curtailment in the pursuit of exploration, development, or production activities, which would in turn reduce the demand for our services.

        Moreover, some states and local governments have adopted, and other governmental entities are considering adopting, regulations that could impose more stringent permitting, disclosure and well-construction requirements on hydraulic fracturing operations, including states where we or our customers operate. For example, Texas, Oklahoma, California, Ohio, Pennsylvania, and North Dakota, among others, have adopted regulations that impose new or more stringent permitting, disclosure, disposal, and well construction requirements on hydraulic fracturing operations. States could also elect to prohibit high volume hydraulic fracturing altogether, following the approach taken by the State of New York in 2015. In addition to state laws, local land use restrictions, such as city ordinances, may restrict drilling in general and/or hydraulic fracturing in particular, as certain local governments in California have done. Other states, such as Texas, Oklahoma, and Ohio have taken steps to limit the authority of local governments to regulate oil and gas development.

        In December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources. The final report concluded that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," noting that the following hydraulic fracturing water cycle activities and local- or regional-scale factors are more likely than others to result in more frequent or more severe impacts: water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. The EPA's study report did not find a direct link between the action of hydraulically fracturing the well itself and contamination of groundwater resources. Increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. Additional legislation or regulation could also lead to operational delays or increased operating costs for our customers in the production of oil and gas, including from the developing shale plays, or could make it more difficult to perform hydraulic fracturing. The adoption of any federal, state or local laws or the implementation of regulations regarding hydraulic fracturing could potentially cause a decrease in the completion of new oil and gas wells and an associated decrease in demand for our services, increased compliance costs and time, which could have a material adverse effect on our liquidity, consolidated results of operations, and consolidated financial condition.

        Air Emissions.    The CAA and comparable state laws restrict the emission of air pollutants from many sources through air emissions standards, construction and operating permit programs and the imposition of other compliance standards. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our projects as well as our customers' development of oil and gas projects. Over the next several years, we or our customers may incur certain capital expenditures for air pollution control equipment or other air emissions related issues. For example, in October 2015, the

EPA issued a final rule under the CAA, lowering the National Ambient Air Quality Standard for ground-level ozone from the current standard of 75 parts per million to 70 parts per million under both the primary and secondary standards to provide requisite protection of public health and welfare, respectively. In a second example, the EPA promulgated rules in 2012 under the CAA that subject oil and gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards and a separate set of requirements to address certain hazardous air pollutants frequently associated with oil and gas production and processing activities pursuant to the National Standards for Emission of Hazardous Air Pollutants program. Compliance with one or more of these and other air pollution control and permitting requirements has the potential to delay the development of oil and gas projects and increase our costs of development and production, which costs could be significant.

        Climate Change.    In response to findings that emissions of carbon dioxide, methane and other GHGs present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish PSD construction and Title V operating permit reviews for certain large stationary sources that emit certain principal, or "criteria," pollutants. Facilities required to obtain PSD permits for their GHG emissions also will be required to meet "best available control technology" standards. In addition, the EPA has adopted rules requiring the monitoring and annual reporting of GHG emissions from oil and gas production, processing, transmission and storage facilities in the United States.

        Congress has from time to time considered legislation to reduce emissions of GHGs but there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. In the absence of such federal climate legislation, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions through the completion of GHG emissions inventories and by means of cap and trade programs that typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. The EPA has also developed strategies for the reduction of methane emissions, including emissions from the oil and gas industry. For example, in June 2016, the EPA published final rules establishing new emissions standards for methane and additional standards for VOCs from certain new, modified and reconstructed equipment and processes in the oil and gas source category, including production, processing, transmission and storage activities and is formally seeking additional information from E&P operators as necessary to eventually expand these final rules to include existing equipment and processes. Furthermore, the EPA passed a new rule, known as the Clean Power Plan, to limit greenhouse gases from power plants. While the U.S. Supreme Court issued a stay in February 2016, preventing implementation during the pendency of legal challenges to the rule in court, should the stay be lifted and legal challenges prove unsuccessful, then it could reduce demand for the oil and gas our customers produce, which could reduce the demand for our services, depending on the methods used to implement the rule. Additionally, in December 2015, the United States joined the international community at the 21st Conference of the Parties of the United Nations Framework Convention on Climate Change in Paris, France that proposed an agreement, requiring member countries to review and "represent a progression" in their intended nationally determined contributions, which set GHG emission reduction goals every five years beginning in 2020. This agreement was signed by the United States in April 2016 and entered into force in November 2016. The United States is one of over 120 nations having ratified or otherwise consented to the agreement; however this agreement does not create any binding obligations for nations to limit their GHG emissions, but rather includes pledges to voluntarily limit or reduce future emissions.

        Although it is not possible at this time to predict how new laws or regulations in the United States or any legal requirements imposed following the United States' agreeing to the Paris Agreement that may be adopted or issued to address GHG emissions would impact our business, any such future laws, regulations or other legal requirements imposing reporting or permitting obligations on, or limiting emissions of GHGs from, our or our customers' equipment and operations could require us or our customers to incur costs to reduce emissions of GHGs associated with operations as well as delays or restrictions in the ability to permit GHG emissions from new or modified sources. In addition, substantial limitations on GHG emissions could adversely affect demand for the oil and gas our customers produce, which could reduce demand for our services. Finally, it should be noted that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on our operations.

        Endangered Species.    The ESA restricts activities that may affect endangered or threatened species or their habitats. Similar protections are offered to migratory birds under the MBTA. To the extent species that are listed under the ESA or similar state laws, or are protected under the MBTA, live in the areas where we or our oil and gas producing customers operate, our and our customers' abilities to conduct or expand operations and construct facilities could be limited or be forced to incur material additional costs. Moreover, our customer's drilling activities may be delayed, restricted, or precluded in protected habitat areas or during certain seasons, such as breeding and nesting seasons. Some of our operations and the operations of our customers are located in areas that are designated as habitats for protected species. In addition, as a result of a settlement approved by the U.S. District Court for the District of Columbia in 2011, the FWS is required to make a determination on the listing of numerous other species as endangered or threatened under the ESA by the end of the FWS' 2017 fiscal year. The designation of previously unidentified endangered or threatened species could indirectly cause us to incur additional costs, cause our or our oil and gas producing customers' operations to become subject to operating restrictions or bans and limit future development activity in affected areas. The FWS and similar state agencies may designate critical or suitable habitat areas that they believe are necessary for the survival of threatened or endangered species. Such a designation could materially restrict use of or access to federal, state, and private lands.

        OSHA and other legal requirements.    We are subject to the requirements of the OSHA and comparable state statutes whose purpose is to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the Emergency Planning and Community Right-to-Know Act and comparable state statutes and any implementing regulations require that we organize and/or disclose information about hazardous materials used or produced in our operations and that this information be provided to employees, state and local governmental authorities and citizens. We have an internal program of inspection designed to monitor and enforce compliance with worker safety requirements.

        In addition, as part of the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. DOT and various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, regulatory safety, and hazardous materials labeling, placarding and marking. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes on motor fuels, among other things, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Seasonality

        Our results of operations have historically reflected seasonal tendencies, typically in the fourth quarter, relating to holiday seasons, inclement winter weather and the conclusion of our customers'

annual drilling and completions capital expenditure budgets during which we typically experience declines in our operating results. In a stable commodity price and operations environment, October has historically been our most active month, with notable declines in November and December for the reasons described above.

Intellectual Property

        We own a number of trademarks and Internet domains in North America, which we use in connection with our businesses.

Risk Management and Insurance

        Our operations are subject to hazards inherent in the oil and gas industry, including accidents, blowouts, explosions, craterings, fires, oil spills and hazardous materials spills. These conditions can cause:

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  personal injury or loss of life;

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  damage to, or destruction of property, the environment and wildlife; and

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  the suspension of our or our customers' operations.

        In addition, claims for loss of oil and gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in us being named as a defendant in lawsuits asserting large claims.

        Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

        Despite our efforts to maintain high safety standards, from time to time, we have suffered accidents, and there is a risk that we will experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, and our relationship with customers, employees and regulatory agencies. In particular, in recent years many of our large customers have placed an increased emphasis on the safety records of their service providers. Any significant increase in the frequency or severity of these incidents, or the general level of compensatory payments, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

        We maintain insurance coverage of types and amounts that we believe to be customary in the industry including workers' compensation, employer's liability, sudden & accidental pollution, umbrella, comprehensive commercial general liability, business automobile and property and equipment physical damage insurance. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable or on terms as favorable as our current arrangements.

        We enter into Master Service Agreements ("MSAs") with each of our customers. Our MSAs delineate our and our customer's respective indemnification obligations with respect to the services we provide. Generally, under our MSAs, including those relating to our water solutions, accommodations and rentals and wellsite completion and construction services, we assume responsibility for pollution or contamination originating above the surface from our equipment or handling of the equipment of others. However, our customers assume responsibility for all other pollution or contamination that may occur during operations, including that which may result from seepage or any other uncontrolled flow of drilling fluids. The assumed responsibilities include the control, removal and clean-up of any pollution or contamination. In such cases, we may be exposed to additional liability if we are grossly negligent or commit willful acts causing the pollution or contamination. Generally, our customers also agree to indemnify us against claims arising from the personal injury or death of the customers' employees or those of the customers' other contractors, in the case of our hydraulic fracturing operations, to the extent that such employees are injured by such operations, unless the loss is a result of our gross negligence or willful misconduct. Similarly, we generally agree to indemnify our customers for liabilities arising from personal injury to or death of any of our employees or employees of any of our subcontractors, unless resulting from the gross negligence or willful misconduct of our customer. The same principals apply to mutual indemnification for loss or destruction of customer-owned property or equipment, except such indemnification is not limited in an instance of gross negligence or willful misconduct. Losses arising from catastrophic events, such as blowouts, are generally the responsibility of the customer. However, despite this general allocation of risk, we may be unsuccessful in enforcing contractual terms, incur an unforeseen liability that is not addressed by the scope of the contractual provisions or be required to enter into an MSA with terms that vary from our standard allocations of risk, as described above. Consequently, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.

Legal Proceedings

        We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows. We are, however, named defendants in certain lawsuits, investigations and claims arising in the ordinary course of conducting our business, including certain environmental claims and employee-related matters, and we expect that we will be named defendants in similar lawsuits, investigations and claims in the future. While the outcome of these lawsuits, investigations and claims cannot be predicted with certainty, we do not expect these matters to have a material adverse impact on our business, results of operations, cash flows or financial condition. We have not assumed any liabilities arising out of these existing lawsuits, investigations and claims.

Employees

        As of December 31, 2016, we had approximately 1,700 employees and no unionized labor. We believe we have good relations with our employees.

MANAGEMENT

Board of Directors and Executive Officers

        Set forth below are the name, age, position and description of the business experience of our executive officers and directors.

Name	Age	Position
John Schmitz	57	Chairman and Chief Executive Officer
Eric Mattson	65	Executive Vice President, Finance
Cody Ortowski	40	President
Gary Gillette	57	Chief Financial Officer and Senior Vice President
Adam Law	34	Vice President, General Counsel and Secretary
Robert Delaney	59	Director
Adam Klein	39	Director
Douglas J. Wall	64	Director
Richard A. Burnett	43	Director

        John Schmitz—Chairman and Chief Executive Officer.    Mr. Schmitz has served as our Chief Executive Officer and Chairman since November 2016 and served as the Chief Executive Officer and Chairman of SES Holdings since we were originally founded as Peak Oilfield Services, LLC and began operations in 2007. After Mr. Schmitz founded Peak, he led the transformation of our assets and operations through a series of strategic acquisitions designed to enhance the company's total water solutions offerings. Prior to founding Select and its predecessors, Mr. Schmitz served as the North Texas Division Manager for Complete Production Services, Inc. ("Complete" (formerly NYSE: CPX) before its sale to Superior Energy Services, Inc. (NYSE: SPN) in February 2012). Mr. Schmitz's involvement with Complete originated when his initial oilfield services holding company, BSI Holdings, Inc., was recapitalized by SCF Partners in 2003 and was rebranded underneath the Complete Energy Services, Inc. umbrella. Mr. Schmitz founded Brammer Supply, Inc., the predecessor to BSI Holdings, Inc., in 1983 and spent the 20 years thereafter growing the company, both organically and through acquisitions, into an integrated wellsite service provider with over 16 locations in North and East Texas, Oklahoma and Louisiana. Mr. Schmitz was also responsible for the founding and subsequent recapitalization of Allied Production Solutions, LP, a production surface tank equipment manufacturer, which ultimately merged into Forum Energy Technologies, Inc. ("Forum" (NYSE: FET)) in August 2010. Mr. Schmitz is the founder and Chairman of Silver Creek Oil & Gas, an E&P company.

        Mr. Schmitz is the founder and President of: (i) B-29 Family Holdings, LLC, the family office representing the business interests of John and Steve Schmitz, (ii) B-29 Investments, LP, the private equity arm of Mr. Schmitz's family office, and (iii) Sunray Capital, LP, a subsidiary of B-29 Investments, LP that contains privately-held interests in various oil and gas investments. Through Mr. Schmitz's oversight of these investment holding companies, he has been instrumental in the successful closing of numerous upstream and midstream transactions including the sales of property packages across the Barnett, Eagle Ford, and Fayetteville basins to EOG Resources, Chesapeake Energy, and XTO Energy, respectively, and the sale of Cimmaron Gathering, LP, a natural gas pipeline company, to Copano Energy, LLC (formerly NASDAQ: CPNO). Mr. Schmitz has served on the Board of Forum since September 2010 and serves on the board of multiple private oil and gas companies.

        As our founder, Mr. Schmitz is a main driving force behind our success to date. Mr. Schmitz has successfully grown our company through his vision, leadership skills and business judgment, and for this reason we believe Mr. Schmitz is a valuable asset to our board and is the appropriate person to serve as Chairman.

        Eric Mattson—Executive Vice President, Finance.    Mr. Mattson has served as our Executive Vice President, Finance since we were incorporated in November 2016. Prior to that, he served as Executive Vice President, Finance of SES Holdings since January 2016 and Executive Vice President and Chief Financial Officer from November 2008 through January 2016. Mr. Mattson was an early investor in Select prior to joining our management team.

        From 1999 to 2007, Mr. Mattson served as the Senior Vice President & Chief Financial Officer of two technology companies, NetRail, Inc., a Tier One IP provider and VeriCenter, Inc., an IT managed services provider. Both companies were venture capital backed start-up companies and were successfully sold to Cogent Communications Group, Inc. and SunGard, Inc., respectively. From 1993 through 1999, Mr. Mattson served as Senior Vice President & Chief Financial Officer of Baker Hughes, Inc., an oil service company. Mr. Mattson joined Baker International, Inc. in 1980, and served in a number of capacities, including Treasurer prior to the merger of Baker International, Inc. and Hughes Tool Company in 1987, at which time he became Vice President and Treasurer of Baker Hughes, Inc., a position he held until 1993. Mr. Mattson has served as a director of National Oilwell Varco, Inc. and Rex Energy Corporation since 1995 and 2010, respectively. Mr. Mattson received a B.S. in Economics and an M.B.A. from The Pennsylvania State University.

        Cody Ortowski—President.    Mr. Ortowski has served as our President since we were incorporated in November 2016 and as President of SES Holdings since September 2014. He joined SES Holdings' predecessor in 2007, serving as the Vice President of Operations and was promoted to Executive Vice President and Chief Operating Officer in 2011. He joined our company in connection with our acquisition of Impact Energy Services, LLC ("Impact"), a water transfer company he cofounded in 2004. Prior to founding Impact, Mr. Ortowski worked for 14 years for Pumpco Energy Services, Inc. ("Pumpco"), a stimulation and cementing company headquartered in Gainesville, Texas, where he served as Vice President of Stimulation Services. While serving as Vice President of Stimulation Services, Mr. Ortowski was instrumental in growing Pumpco's operations throughout the Barnett Shale of North Texas and expanding into other U.S. markets. Mr. Ortowski received a B.B.A. in Financial Management from Abilene Christian University.

        Gary Gillette—Chief Financial Officer and Senior Vice President.    Mr. Gillette has served as our Chief Financial Officer and Senior Vice President since we were incorporated in November 2016. Prior to that, he served in the same capacity for SES Holdings since January 2016 and as Chief Financial Officer of Select LLC since June 2015. Prior to joining our company, Mr. Gillette spent eight years with Allied Oil and Gas Services, LLC, as the Chief Financial Officer where he was critical in helping the company quadruple in size—from a single shale play to one spanning seven North American regions. Mr. Gillette began his career with Ernst &Young where he served a number of energy-related and manufacturing clients for nine years, before going on to serve in Finance and Operations roles with Thomson Tax & Accounting (a unit of Thomson-Reuters).

        Mr. Gillette is a Certified Public Accountant and Chartered Global Management Accountant, and received a B.S. in Business Administration from Concord University and an M.B.A. from New York Institute of Technology.

        Adam Law—Vice President, General Counsel and Corporate Secretary.    Mr. Law has served as our Vice President, General Counsel and Corporate Secretary since February 2017. Prior to joining the Company, Mr. Law worked as an Associate at Vinson & Elkins L.L.P. from July 2011 to February 2017. From September 2008 to June 2011, Mr. Law worked as an Associate at Baker & Hostetler LLP. While at both Vinson & Elkins and Baker & Hostetler, Mr. Law's practice focused on mergers and acquisitions and capital markets transactions, primarily focused on the oil and gas industry. Mr. Law received both a B.B.A. in Finance and a J.D. from the University of Texas.

        Robert Delaney—Director.    Mr. Delaney became a member of our board of directors in November 2016 and serves as the chairman of our compensation committee. Prior to our incorporation, Mr. Delaney served on the board of SES Holdings since May 2010. Mr. Delaney is a partner at Crestview Partners and serves as the head of its energy strategy. Prior to joining Crestview Partners in 2007, Mr. Delaney was a partner at Goldman Sachs & Co., where he served in a variety of leadership positions including head of the corporate private equity business in Asia, head of the Leveraged Finance Group and co-head of the Structured Finance Group, which provided project financing for the energy, power and infrastructure sectors. Mr. Delaney received an M.B.A. from Harvard Business School. He received an M.S. in accounting from NYU Stern School of Business, and an A.B. from Hamilton College.

        Mr. Delaney's extensive transactional and investment banking experience, his experience as a private equity investor and his experience with our business enable Mr. Delaney to provide valuable insight regarding complex financial and strategic issues in our industry.

        Adam Klein—Director.    Mr. Klein became a member of our board of directors in November 2016 and has served on the board of directors of SES Holdings since May 2010. Mr. Klein is a partner focused on energy investments at Crestview Partners and has been involved with monitoring Crestview Partners' investment in our company. Prior to joining Crestview Partners in 2007, Mr. Klein worked as an investment professional at Centennial Ventures, Inc., where he invested in early- to mid-stage companies across multiple industries. Before joining Centennial Ventures, Mr. Klein worked in the Mergers & Acquisitions group at Compass Partners from 2001 to 2003, advising corporations and private equity firms on a wide range of transactions. Previously, Mr. Klein worked in the Media & Telecom group at Donaldson, Lufkin & Jenrette and then Credit Suisse from 2000 through 2001. Mr. Klein received an M.B.A. from Harvard Business School and an A.B. in Economics from Harvard College. Mr. Klein served on the board of directors of FBR & Co. from February 2010 to June 2014.

        Mr. Klein's private equity investment and company oversight experience, significant familiarity with our industry, and background with respect to acquisitions, debt financings and equity financings make him well- qualified to serve on our board of directors.

        Douglas J. Wall—Director.    Mr. Wall rejoined our board of directors in November 2016, having previously served on the board of SES Holdings, our subsidiary from January 2012 through December 2014. Mr. Wall formerly served as President and Chief Executive Officer of Patterson-UTI Energy, Inc. from October 2007 through September 2012, after joining the company as Chief Operating Officer in April 2007. He joined Patterson-UTI Energy, Inc. after a sixteen-year career with Baker Hughes, Inc., most recently as Group President, Completions & Production. In that role he was responsible for the operations of Baker Oil Tools, Inc. Baker Petrolite Corporation, and Centrilift, Inc., as well as the company's production optimization efforts. From 2003 to 2005, Mr. Wall was President of Baker Oil Tools, Inc., and from 1997 to 2003, he was President of Hughes Christensen Company. From 1991 to 1997, he was President and Chief Executive Officer of Western Rock Bit Company Ltd., then Hughes Tool Company's distributor in Canada. Prior to joining Baker Hughes, Inc. and its predecessors, Mr. Wall held a variety of senior executive positions with oilfield service companies in Canada. He began his career in the drilling industry in 1978 with ATCO Drilling (previously Thomson Drilling) and later spent 10 years with Adeco Drilling & Engineering Company Ltd., an affiliate of Parker Drilling Company.

        Since May 2014, Mr. Wall has served on the board of directors of Fugro N.V., a Dutch-based company involved in the geotechnical, survey, subsea and seismic business. Additionally, in August 2016, Mr. Wall joined the board of directors of Seventy Seven Energy Inc., an Oklahoma-based oilfield services company that provides drilling, pressure pumping, oilfield rental tools and other services to U.S. onshore E&P companies. Mr. Wall received a B.A. in Economics from the University of Calgary and an M.B.A. in Finance and Marketing from the University of Alberta.

        We believe Mr. Wall's extensive experience as a public energy company executive and his service on multiple public company boards bring valuable experience and insight to our board.

        Richard A. Burnett—Director.    Mr. Burnett joined our board of directors in November 2016 and serves as the chairman of our audit committee. Mr. Burnett is currently the Chief Financial Officer of Double Eagle Energy Holdings II, a U.S. onshore E&P partnership with Apollo Natural Resource Partners. Prior to joining Double Eagle Energy Holdings II in August 2016, Mr. Burnett spent three years at EXCO Resources, Inc., a publicly-traded U.S. onshore E&P company, serving as Vice President, Chief Financial Officer and Chief Accounting Officer.

        From 2002 to November 2013, Mr. Burnett was at KPMG LLP, an international accounting firm, serving as a Partner beginning 2007. Starting in June 2012, Mr. Burnett served as the Partner in charge of the Energy Audit Practice within the Dallas/Ft. Worth Business Unit. Prior to joining KPMG LLP in 2002, Mr. Burnett spent time at Arthur Andersen LLP and Marine Drilling Companies, Inc. Mr. Burnett is a Certified Public Accountant in the State of Texas. Mr. Burnett received a B.B.A. in Accounting from Texas Tech University.

        Mr. Burnett brings extensive business and financial expertise to our board from his two decades of financial management, accounting and public company expertise in the oil and gas and accounting industries. For these reasons we believe he is an ideal candidate to serve on our board and serve as our Audit Committee Chairman.

Board of Directors

        The number of members of our board of directors will be determined from time-to-time by resolution of the board of directors. Currently, our board of directors consists of five persons.

        Upon completion of this offering, we will become subject to Sarbanes-Oxley and, if our Class A common stock becomes listed on a stock exchange, we will become subject to the rules of such stock exchange. Generally, these rules require that a specified number or percentage of directors serving on the board and certain committees meet applicable standards of independence. The board of directors may increase the number of directorships to ensure that the board of directors includes the requisite number of independent directors pursuant to Sarbanes-Oxley and rules of the applicable stock exchange.

Status as a Controlled Company

        We expect to be a controlled company as of the completion of this offering under Sarbanes-Oxley and rules of the applicable stock exchange. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and the applicable stock exchange that require us to have an audit committee composed entirely of independent directors. Under these rules and the rules of the applicable stock exchange, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the applicable stock exchange, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

        If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of the applicable stock exchange, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

        Initially, our board of directors will consist of a single class of directors each serving one-year terms. After we cease to be a controlled company, our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms, and such directors will be removable only for "cause."

Committees of the Board

        We have an audit committee and a compensation committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. Each of the standing committees of the board of directors have the composition and responsibilities described below.

        Audit Committee.    We have a standing audit committee consisting of Messrs. Burnett, Klein and Wall, with Mr. Burnett serving as chairman. The audit committee will assist the board in overseeing our accounting and financial reporting processes and the audits of our financial statements. Our board will affirmatively determine that each of the Audit Committee member nominees meets the definition of "independent director" for purposes of the applicable stock exchange rules and the independence requirements of Rule 10A-3 under the Exchange Act within the timelines established by such rules. Our board will also determine whether one or more members of our audit committee qualifies as an "audit committee financial expert" as defined by SEC rules. We anticipate that our board will determine that each of Messrs. Burnett and Wall will satisfy the definition of "audit committee financial expert."

        Subject to a one-year phase-in period, Sarbanes-Oxley and stock exchange rules require an audit committee consisting of at least three members, each of whom must meet applicable standards of independent directors. Applicable stock exchange rules require that each member of the audit committee be financially literate and that at least one member of the audit committee have accounting or related financial management expertise.

        Sarbanes-Oxley requires companies to disclose whether they have an "audit committee financial expert," as defined by the SEC, on the audit committee. Generally, a director who satisfies the SEC's "audit committee financial expert" definition will be deemed by the board of directors to satisfy the applicable stock market's requirement that at least one member of the audit committee have accounting or related financial management expertise. We will become subject to Sarbanes-Oxley and applicable stock exchange rules under the circumstances described above under "Board of Directors." Prior to the completion of this offering, we will adopt a written audit committee charter.

        Compensation Committee.    Because we will be a "controlled company" as of the closing of this offering within the meaning of the applicable stock exchange's corporate governance standards, we will not be required to have a fully independent compensation committee. We have a standing compensation committee consisting of Messrs. Delaney and Wall, with Mr. Delaney serving as chairman.

        This committee will establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. Prior to the completion of this offering, we will adopt a compensation committee charter defining the committee's primary duties. If and when we are no longer a "controlled company" within the meaning of the applicable stock exchange's corporate governance standards, we will be required to comply with SEC and NYSE corporate governance standards.

        Nominating and Governance Committee.    Because we will be a "controlled company" as of the closing of this offering within the meaning of the applicable stock exchange's corporate governance standards, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee as of the closing of this offering.

        If and when we are no longer a "controlled company" within the meaning of the applicable stock exchange's corporate governance standards, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be "independent" under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards.

EXECUTIVE COMPENSATION

        We are currently considered an "emerging growth company," within the meaning of the Securities Act, for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures regarding executive compensation for our last completed fiscal year. Further, our reporting obligations extend only to our "Named Executive Officers," who are the individuals who served as our principal executive officer and our two other most highly compensated officers who served as executive officers during the last completed fiscal year. In accordance with the foregoing, our Named Executive Officers are:

Name	Principal Position
John Schmitz	Chief Executive Officer
Gary Gillette	Chief Financial Officer and Senior Vice President
Cody Ortowski	President

2016 Summary Compensation Table

        The following table summarizes, with respect to our Named Executive Officers, information relating to compensation earned for services rendered in all capacities during the fiscal year ended December 31, 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)		All Other Compensation ($)(2)	Total ($)
John Schmitz (Chief Executive Officer)	2016	$440,370	$—		$12,428	$452,798
Gary Gillette (Chief Financial Officer and Senior Vice President)	2016	$235,000	$150,000	(1)	$12,000	$397,000
Cody Ortowski (President)	2016	$356,250	$—		$—	$356,250

(1)
Amount reflects two retention bonus payments of $75,000 paid to Mr. Gillette during fiscal year 2016.

(2)
For Mr. Schmitz, the amount in this column reflects club membership dues. For Mr. Gillette, the amount in this column reflects a car allowance.

 Outstanding Equity Awards at 2016 Fiscal Year-End

        The following table reflects information regarding outstanding equity-based awards held by our Named Executive Officers as of December 31, 2016.

Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)
John Schmitz	—	—	—	—	—	—
Gary Gillette	—	—	—	—	39,838	$299,980
Cody Ortowski	41,920	—	$20.61	May 25, 2021
	45,235	—	$14.33	July 11, 2022
	43,163	—	$14.33	May 7, 2020
	—	—	—	—	119,519	$899,978

(1)
Each of the nonqualified stock options listed in this column was originally granted under the SES Holdings LLC 2011 Equity Incentive Plan (the "2011 Plan") and later exchanged for substantially equivalent (after giving effect to the reorganization transactions in connection with the 144A Offering) nonqualified stock options under the Select Energy Services, Inc. 2016 Equity Incentive Plan (the "2016 Plan"). Such nonqualified stock options vested in substantially equal one-third installments on each of the first three anniversaries of the original date of grant.

(2)
Each of the phantom units listed in this column was granted under the 2011 Plan. Upon the occurrence of a "Liquidity Event" (as defined in the 2011 Plan), which includes the completion of this offering, each phantom unit will be settled in exchange for a cash payment that is based, in part, on the fair market value of Class A common stock on the date of such Liquidity Event. Assuming that the fair market value of a share of Class A common stock on the date of this offering is at least $16.00, the cash payment with respect to each phantom unit will equal $7.53. Generally, if the fair market value of a share of Class A common stock on the date of this offering is less than $16.00, the cash payment with respect to each phantom unit will decrease on approximately a dollar-for-dollar basis from $7.53.

(3)
The market value of the phantom units was determined by multiplying $7.53, which is the maximum cash payment payable with respect to a phantom unit (as described further in footnote (2) above), times the number of phantom units held by each Named Executive Officer.

Additional Narrative Disclosures

Base Salary

        Each Named Executive Officer's base salary is a fixed component of compensation and does not vary depending on the level of performance achieved. Base salaries are determined for each Named Executive Officer based on his position and responsibility. Our board of directors reviews the base salaries for each Named Executive Officer annually as well as at the time of any promotion or significant change in job responsibilities and, in connection with each review, our board of directors considers individual and company performance over the course of the applicable year.

Cash Bonuses

        We do not maintain a formal bonus program for our Named Executive Officers. However, our Named Executive Officers have historically received discretionary bonuses to recognize their significant contributions and aid in our retention efforts. Based upon recommendations from our Chief Executive Officer, the board of directors of our predecessor historically determined whether each Named

Executive Officer was eligible to receive a cash bonus for a given year and set the amount of such cash bonus. Bonus payments, if any, were historically made in two separate installments during such year and required that the Named Executive Officer be employed by us through each applicable payment date in order to receive payment. Going forward, our board of directors (or a committee thereof) will determine each Named Executive Officer's eligibility for an annual cash bonus (whether discretionary or pursuant to a bonus plan we later implement), and the amount of such bonus (if any).

Employment, Severance or Change in Control Agreements

        We do not currently maintain any employment, severance or change in control agreements with our Named Executive Officers and do not currently anticipate entering into any such agreements in connection with this offering. In addition, our Named Executive Officers are not currently entitled to any payments or other benefits in connection with a termination of employment or a change in control, other than with respect to previously granted stock options and phantom units.

        If a Named Executive Officer dies or becomes disabled prior to the date a Liquidity Event occurs with respect to his outstanding phantom units, such Named Executive Officer shall receive payment with respect to such phantom units within 60 days following the date of death or disability. If a Named Executive Officer's employment is terminated for any reason, such Named Executive Officer shall be entitled to exercise his stock options for a period of 30 days (or in the event such Named Executive Officer dies or becomes disabled, 12 months) following the date of such termination of employment.

Other Benefits

        We offer participation in broad-based retirement, health and welfare plans to all of our employees. We currently maintain a plan intended to provide benefits under section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"), where employees are allowed to contribute portions of their base compensation into a retirement account in order to encourage all employees, including any participating Named Executive Officers, to save for the future. Given current market conditions, we did not provide matching contributions to participants in the 401(k) Plan for the 2016 plan year or to date for the 2017 plan year, but we may provide matching contributions to participants later during the 2017 plan year or in future plan years.

2016 Equity Incentive Plan

        Effective December 20, 2016, our board of directors adopted the 2016 Plan, for the employees, consultants and the directors of our company and its affiliates who perform services for us. The description of the 2016 Plan set forth below is a summary of the material features of the 2016 Plan. This summary is qualified in its entirety by reference to the 2016 Plan, which is attached as Exhibit 10.3 to this Registration Statement and incorporated herein by reference.

        The 2016 Plan provides for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws ("incentive options"); (ii) stock options that do not qualify as incentive stock options ("nonstatutory options," and together with incentive options, "options"); (iii) stock appreciation rights ("SARs"); (iv) restricted stock awards ("restricted stock awards"); (v) restricted stock units ("restricted stock units" or "RSUs"); (vi) bonus stock ("bonus stock awards"); (vii) performance awards ("performance awards"); and (viii) other stock- or cash-based awards (referred to collectively herein with the other awards as the "awards").

        As of the date of this prospectus, there are 1,078,143 shares of Class A common stock subject to outstanding awards under the 2016 Plan, specifically (a) 1,038,901 shares currently subject to awards of nonstatutory options and (b) 39,242 shares currently subject to awards of RSUs. In addition to the awards set forth in the "Outstanding Equity Awards at 2016 Fiscal Year-End" table above, Mr. Gillette received an award of 14,225 nonstatutory options on February 7, 2017. At this time, we do not currently anticipate granting any additional awards under the 2016 Plan to our Named Executive Officers in connection with this offering.

  Eligibility

        Our employees, consultants and non-employee directors, and employees, consultants and non-employee directors of our affiliates, are eligible to receive awards under the 2016 Plan.

  Administration

        The compensation committee of our board of directors (the "Administrator") administers the 2016 Plan pursuant to its terms and all applicable state, federal or other rules or laws. The Administrator has the power to determine to whom and when awards are granted, determine the amount of awards (measured in cash or in shares of Class A common stock), prescribe and interpret the terms and provisions of each award agreement (the terms of which may vary), accelerate the exercise terms of an option, delegate duties under the 2016 Plan and execute all other responsibilities permitted or required under the 2016 Plan.

  Securities to be Offered

        Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards under the 2016 Plan is equal to (i) 4,600,000 shares of Class A common stock plus (ii) 8% of any shares of Class A common stock sold by us in any underwritten public offering (including this offering) pursuant to an effective registration statement under the Securities Act (collectively, the "Share Pool"). If an award under the 2016 Plan is forfeited, settled for cash or expires without the actual delivery of shares, any shares subject to such award will again be available for new awards under the 2016 Plan. In addition, the number of shares granted pursuant to RSU awards under the 2016 Plan shall not exceed 25% of the Share Pool.

  Types of Awards

        Options—We may grant options to eligible persons including: (i) incentive options (only to our employees or those of our subsidiaries) which comply with section 422 of the Code; and (ii) nonstatutory options. The exercise price of each option granted under the 2016 Plan will be stated in the option agreement and may vary; however, the exercise price for an option must not be less than the fair market value per share of Class A common stock as of the date of grant (or 110% of the fair market value for certain incentive options), nor may the option be re-priced without the prior approval of our stockholders. Options may be exercised as the Administrator determines, but not later than 10 years from the date of grant. The Administrator will determine the methods and form of payment for the exercise price of an option (including, in the discretion of the Administrator, payment in Class A common stock, other awards or other property) and the methods and forms in which Class A common stock will be delivered to a participant.

        SARs—A SAR is the right to receive an amount equal to the excess of the fair market value of one share of the Class A common stock on the date of exercise over the grant price of the SAR, payable in either cash or shares of Class A common stock or any combination thereof as determined by the Administrator. The exercise price of a share of Class A common stock subject to the SAR shall be determined by the Administrator, but in no event shall that exercise price be less than the fair market value of the Class A common stock on the date of grant. The Administrator will have the discretion to determine other terms and conditions of a SAR award.

        Restricted stock awards—A restricted stock award is a grant of shares of Class A common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by the Administrator in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Administrator. Except as otherwise provided under the terms of the 2016 Plan or an award agreement, the holder of a restricted stock award will have rights as a stockholder, including the right to vote the Class A common stock subject to the restricted stock award or to receive dividends on the Class A common stock subject to the restricted stock award during the restriction period. The Administrator shall provide, in the restricted stock award agreement, whether the restricted stock will be forfeited upon certain terminations of employment. Unless otherwise determined by the Administrator, Class A common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the restricted stock award with respect to which such Class A common stock or other property has been distributed.

        Restricted stock units—RSUs are rights to receive Class A common stock, cash, or a combination of both at the end of a specified period. The Administrator may subject RSUs to restrictions (which may include a risk of forfeiture) to be specified in the RSU award agreement, and those restrictions may lapse at such times determined by the Administrator. Restricted stock units may be settled by delivery of Class A common stock, cash equal to the fair market value of the specified number of shares of Class A common stock covered by the RSUs, or any combination thereof determined by the Administrator at the date of grant or thereafter. Dividend equivalents on the specified number of shares of Class A common stock covered by RSUs may be paid on a current, deferred or contingent basis, as determined by the Administrator on or following the date of grant.

        Bonus stock awards—The Administrator will be authorized to grant Class A common stock as a bonus stock award. The Administrator will determine any terms and conditions applicable to grants of Class A common stock, including performance criteria, if any, associated with a bonus stock award.

        Performance awards—The vesting, exercise or settlement of awards may be subject to achievement of one or more performance criteria set forth in the 2016 Plan. One or more of the following performance criteria for the company, on a consolidated basis, and/or for specified subsidiaries, may be used by the Administrator in establishing performance goals for such performance awards: (i) earnings per share; (ii) increase in revenues; (iii) increase in cash flow; (iv) increase in cash flow from operations; (v) increase in cash flow return; (vi) return on net assets; (vii) return on assets; (viii) return on investment; (ix) return on capital; (x) return on equity; (xi) economic value added; (xii) operating margin; (xiii) contribution margin; (xiv) net income; (xv) net income per share; (xvi) pretax earnings; (xvii) pretax operating earnings after interest expense and before incentives, service fees and extraordinary or special items; (xviii) pretax earnings before interest, depreciation and amortization; (xix) total stockholder return; (xx) debt reduction; (xxi) market share; (xxii) change in the fair market value of the Class A common stock; (xxiii) operating income; (xxiv) sales; (xxv) capital deployed; (xxvi) partner value added; (xxvii) leverage of the company's scale; (xxviii) international expansion; (xxix) effectiveness of partner compliance support or (xxx) any combination of the foregoing. The Administrator may exclude the impact of any of the following events or occurrences which the Administrator determines should appropriately be excluded: (i) asset write-downs; (ii) litigation, claims, judgments or settlements; (iii) the effect of changes in tax law or other such laws or regulations affecting reported results; (iv) accruals for reorganization and restructuring programs; (v) any unusual or infrequent items as described in the Accounting Standards Codification Topic 225, as amended by Accounting Standards Update 2015-01, and as the same may be further amended or superseded from time to time; (vi) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (vii) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (viii) goodwill impairment charges; (ix) operating results for any business acquired during the calendar year; (x) third party expenses associated with any acquisition by us or any subsidiary; (xi) any amounts accrued by us or any subsidiary pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (xii) any discretionary or matching contributions made to a savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (xiii) interest, expenses, taxes, depreciation and depletion, amortization and accretion charges; and (xiv) marked-to-market adjustments for financial instruments. The Administrator may also use any of the above goals determined on an absolute or relative basis or as compared to the performance of a published or special index deemed applicable by the Administrator including, but not limited to, the Standard & Poor's 500 stock index or a group of comparable companies. Performance awards granted to eligible persons who are deemed by the Administrator to be "covered employees" pursuant to section 162(m) of the Code shall be administered in accordance with the rules and regulations issued under section 162(m) of the Code. The Administrator may also impose individual performance criteria on the awards, which, if required for compliance with section 162(m) of the Code, will be approved by our stockholders.

        Other Stock- or Cash-Based Awards—Other stock-based awards are awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of Class A common stock. Cash-based awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other award.

        Certain Transactions.    If any change is made to our capitalization, such as a stock split, stock combination, stock dividend, exchange of shares or other recapitalization, merger or otherwise, which results in an increase or decrease in the number of outstanding shares of Class A common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the 2016 Plan. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the exercisability of options or SARs, requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate in light of such transaction.

        Plan Amendment and Termination.    Our board of directors may amend or terminate the 2016 Plan at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding stock option or stock appreciation right to reduce its exercise price per share. The 2016 Plan will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

        Clawback.    All awards under the 2016 Plan will be subject to any clawback or recapture policy adopted by the Company, as in effect from time to time.

Director Compensation

        No obligations with respect to compensation for directors were accrued or paid during fiscal year 2016. Our directors who are also our employees or employees of Crestview Partners will not receive any additional compensation for their service on our board of directors but we believe that attracting and retaining qualified non-employee directors is critical to the future value of our growth and governance. In January 2017, we adopted a comprehensive director compensation policy for our non-employee directors (other than directors who are employees of Crestview Partners), which consists of:

  •
  an annual cash retainer of $50,000, payable quarterly in arrears; and

  •
  annual equity-based awards granted under the 2016 Plan with an aggregate fair market value of at least $100,000 on the date(s) of grant.

        Accordingly, in January 2017, each of our non-employee directors (other than directors who are employees of Crestview Partners) received equity-based awards under the 2016 Plan with an aggregate fair market value of approximately $100,000 on the applicable date of grant, and 75% of such amount consisted of a grant of nonqualified stock options while 25% of such amount consisted of a grant of restricted stock units.

        All members of our board of directors will be reimbursed for all reasonable out-of-pocket expenses incurred in the performance of their services to us. Additionally, we will purchase and maintain directors' and officers' liability insurance for, and provide indemnification to, each member of our board of directors.

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following table shows the beneficial ownership of our capital stock by (a) 5% stockholders, (b) current directors, (c) named executive officers and (d) all executive officers and directors as a group, as of April 7, 2017, as adjusted to give effect to this offering. All information with respect to beneficial ownership has been furnished by the respective directors, officers or 5% or more stockholders, as the case may be. This table does not reflect information as to persons or entities who may become 5% stockholders as a result of purchasing shares of Class A common stock in this offering. Unless otherwise indicated in the footnotes to this table, each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Other than as specifically noted below, the mailing address for each executive officer and director is in care of Select Energy Services, Inc., 1820 North I-35, P.O. Box 1715, Gainesville, Texas 76241. The percentages of ownership are based on 14,677,970 shares of Class A common stock, 38,462,541 shares of Class B common stock and 16,100,000 shares of Class A-1 common stock to be outstanding as of the closing of this offering, assuming the underwriters do not exercise their option to purchase additional shares.

        In the event that market conditions support the sale of more than the number of shares offered by this prospectus, the selling shareholders listed below may participate in any such increase in the number of shares offered.

	Class A Common Stock		Class B Common Stock		Class A-1 Common Stock		Combined Voting Power(1)
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage
5% Stockholders:
Adage Capital Partners L.P.(2)	—	—	—	—	1,250,000	7.8%	1,250,000	1.8%
Hadley Harbor Master Investors (Cayman) L.P.(3)	—	—	—	—	1,500,000	9.3%	1,500,000	2.2%
Luminus Energy Partners Master Fund, Ltd.(4)	—	—	—	—	2,000,000	12.4%	2,000,000	2.9%
Putnam Funds(5)	—	—	—	—	2,448,391	15.2%	2,448,391	3.5%
Senator Global Opportunity Master Fund LP(6)	—	—	—	—	1,900,000	11.8%	1,900,000	2.7%
Teacher Retirement System of Texas(7)	—	—	—	—	1,500,000	9.3%	1,500,000	2.2%
Whipstock Co-Investment Fund II LP(8)	—	—	—	—	1,500,000	9.3%	1,500,000	2.2%
SES Legacy Holdings, LLC (9)(10)	—	—	38,462,541	100.0%	—	—	38,462,541	55.5%
Crestview Partners II GP, L.P.(11)	3,802,972	25.9%	38,462,541	100.0%	—	—	42,265,513	61.0%
Directors and Named Executive Officers:
John Schmitz(12)	—	—	7,385,705	19.2%	—	—	7,385,705	10.7%
Gary Gillette	—	—	—	—	—	—	—	—
Cody Ortowski(13)	11,628	*	—	—	—	—	11,628	*
Robert Delaney	—	—	—	—	—	—	—	—
Adam Klein	—	—	—	—	—	—	—	—
Douglas J. Wall(13)	1,773	*	—	—	—	—	1,773	*
Richard A. Burnett(13)	—	—	—	—	—	—	—	—
All Executive Officers and Directors as a Group (9 persons)	13,401	*	7,385,705	19.2%	—	—	7,399,106	10.7%

*
Less than 1%.

(1)
Represents percentage of voting power of our Class A common stock, Class B common stock and Class A-1 common stock voting together as a single class. Legacy Owner Holdco will hold one share of Class B common stock for each SES Holdings LLC Unit that it owns. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote. See "Organizational Structure," "Description of Capital Stock—Class A Common Stock," "Description of Capital Stock—Class B Common Stock" and "Description of Capital Stock—Class A-1 Common Stock."

(2)
Adage Capital Advisors, L.L.C. is the managing member of Adage Capital Partners GP, L.L.C., the general partner of Adage Capital Partners, L.P. As managing members of Adage Capital Advisors, L.L.C., managing members of Adage Capital Partners GP, L.L.C. and general partners of Adage Capital Partners, L.P., Robert Atchinson and Phillip Gross may be deemed beneficial holders with shared voting and dispositive power over the shares held by Adage Capital Partners, L.P. The mailing address of Adage Capital Partners L.P. is 200 Clarendon Street, Boston, Massachusetts 02110.

(3)
Wellington Management Company LLP, a registered investment company under the Investment Company Act of 1940, as amended, is the investment adviser to Hadley Harbor Master Investors (Cayman) L.P. Wellington Management Company LLP is an indirect subsidiary of Wellington Management Group LLP. Wellington Management Group LLP and Wellington Management Company LLP may be deemed beneficial owners with shared investment and voting power over the shares held by Hadley Harbor Master Investors (Cayman) L.P. The mailing address of Hadley Harbor Master Investors (Cayman) L.P. and the Wellington entities is 280 Congress Street, Boston, Massachusetts 02210.

(4)
Luminus Management, LLC is the investment advisor of Luminus Energy Partners Master Fund, Ltd. As director, Jonathan Barrett may be deemed beneficial owner with voting and investment control over the shares held by Luminus Energy Partners Master Fund, Ltd. The mailing address of Luminus Energy Partners Master Fund, Ltd. is 1700 Broadway, 38th Floor, New York, New York 10019.

(5)
Represents shares held by the following entities (the "Putnam Funds"): Putnam Investors Fund, Putnam Global Natural Resources Fund, Putnam Variable Trust—Putnam VT Multi-Cap Growth Fund, Putnam Investment Funds—Putnam Growth Opportunities Fund, Putnam Variable Trust—Putnam VT Investors Fund, Putnam Variable Trust—Putnam VT Growth Opportunities Fund, Putnam Multi-Cap Growth Fund, Putnam Global Energy Fund and Putnam Multi-Cap Core Fund. Each of the Putnam Funds is a registered investment company under the Investment Company Act of 1940, as amended, whose account is managed by Putnam Investment Management, LLC. Great-West Lifeco Inc., a publicly traded company, owns Putnam Investment Management, LLC through a series of holding companies. Putnam Investment Management, LLC may be deemed beneficial owner with sole dispositive power over the shares held by the Putnam Funds. The board policy and nominating committee of the board of trustees of the Putnam Funds consists of John A. Hill, Kenneth R. Leibler, Robert E. Patterson, George Putnam, III, Paul L. Joskow and Jameson A. Baxter and exercises sole voting power over the shares of each of the Putnam Funds. Accordingly, the committee and each member of the board policy and nominating committee may be deemed beneficial owner with shared voting power over the shares held by the Putnam Funds. The mailing address for the Putnam Funds is c/o Putnam Investments, One Post Office Square, Boston, Massachusetts 02109.

(6)
Senator Investment Group LP is the investment manager of Senator Global Opportunity Master Fund LP. Alexander Klabin and Douglas Silverman control Senator Management LLC, which may be deemed to control Senator Investment Group LP. Accordingly, Senator Investment Group LP, Alexander Klabin and Douglas Silverman may be deemed beneficial owners with shared voting and investment control over the shares held by Senator Global Opportunity Master Fund LP. Each of Senator Investment Group LP, Alexander Klabin and Douglas Silverman expressly disclaims beneficial ownership of the shares held by Senator Global Opportunity Master Fund LP. The mailing address of Senator Global Opportunity Master Fund LP is c/o Senator Investment Group LP, 510 Madison Avenue, 28th Floor, New York, New York 10022.

(7)
Teacher Retirement System of Texas is a public pension plan and an entity of the State of Texas and has sole dispositive and sole voting power over the shares indicated in the table above. The mailing address of the Teacher Retirement System of Texas is 1000 Red River Street, Austin, Texas 78701.

(8)
Perella Weinberg Partners Group LP is the parent company of TPH Energy Co-Investment Fund Management II LLC, the general partner of Whipstock Co-Investment Fund II LP. Whipstock Co-Investment Fund II LP is affiliated with Tudor, Pickering, Holt & Co. Securities, Inc.; Tudor, Pickering, Holt & Co. Advisors LP and Perella Weinberg Partners LP, each of which is a broker-dealer registered under Section 15 of the Exchange Act. Whipstock Co-Investment Fund II LP has represented to us that it purchased the shares it is offering in this prospectus in the ordinary course of business and that at the time of purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Dan

  Pickering, as chief investment officer, may be deemed beneficial owner with voting and investment control over the shares held by such entities. The mailing address of Whipstock Co-Investment Fund II LP is 1111 Bagby Street, Suite 4920, Houston, Texas 77002.

(9)
Subject to the terms of the SES Holdings LLC Agreement, Legacy Owner Holdco (or its members) (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged. The exchange of all of our outstanding shares of Class B common stock (along with the corresponding SES Holdings LLC Units) for shares of Class A common stock would result in the issuance of an additional 38,462,541 shares of Class A common stock. See "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of a security as to which that person, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting power and/or investment power of such security and as to which that person has the right to acquire beneficial ownership of such security within 60 days. The Company has the option to deliver cash in lieu of shares of Class A common stock upon the exercise by Legacy Owner Holdco (or any transferee) of its Exchange Right. As a result, beneficial ownership of Class B common stock and SES Holdings LLC Units is not reflected as beneficial ownership of shares of our Class A common stock for which such units and stock may be exchanged.

(10)
The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES. Investment, LLC ("Crestview Holdings A"), Robert Delaney and Adam Klein, and our Chairman and Chief Executive Officer, John Schmitz, and is controlled by Crestview GP.

(11)
Represents 38,462,541 Class B shares and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco and 3,802,972 Class A shares held directly by Crestview Partners II SES Investment B, LLC ("Crestview Holdings B"), in each case for which Crestview GP may be deemed to be the beneficial owner. Crestview Holdings A generally has the right to acquire beneficial ownership of 16,221,101 shares of Class B common stock and corresponding SES Holdings LLC Units held by Legacy Owner Holdco at its election pursuant to the Legacy Owner Holdco limited liability company agreement, and Crestview GP has voting power of 38,462,541 Class B shares through its control of the board of managers of Legacy Owner Holdco. Crestview GP disclaims beneficial ownership of Class B shares and corresponding SES Holdings LLC Units held by Legacy Owner Holdco, except to the extent of its pecuniary interest. Crestview GP is the general partner of the investment funds which are direct or indirect members of Crestview Holdings A. Crestview GP is also the general partner of the investment funds which are members of Crestview Holdings B. Decisions by Crestview GP to vote or dispose of the interests held by Crestview Holdings A and Crestview Holdings B require the approval of a majority of the 10 members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Quentin Chu, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such interests. Each of the foregoing individuals disclaims beneficial ownership of all such interests. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(12)
Represents 7,385,705 shares of Class B common stock and corresponding SES Holdings LLC Units held directly by Legacy Owner Holdco for which John Schmitz may be deemed to be the beneficial owner. John Schmitz generally has the right to acquire beneficial ownership of such 7,385,705 Class B shares and corresponding SES Holdings LLC Units held by Legacy Owner Holdco at his election pursuant to the Legacy Owner Holdco limited liability company agreement.

(13)
Includes shares that may be purchased upon the exercise of outstanding options that the Company expects to be exercisable within 60 days of the date of this prospectus.

        The following table and related footnotes set forth certain information regarding the selling shareholders. To our knowledge, each of the selling shareholders has sole voting and investment power as to the shares shown, except as disclosed in this prospectus or to the extent this power may be shared with a spouse. Except as noted in this prospectus, none of the selling shareholders is a director, officer or employee of ours or an affiliate of such person.

				Percentage of Class Beneficially Owned
		Number of Shares to be Sold Upon Full Exercise of Underwriters' Option(1)
	Shares Owned Before the Offering		Shares Owned After the Offering	Before Offering	After Offering (Assuming Full Exercise of Underwriters' Option)(2)
Class A Shareholders:
Crestview Partners II SES Investment B, LLC(3)	3,802,972	228,385	3,574,587	93.3%	22.3%

Total	3,802,972	228,385	3,574,587	93.3%	22.3%
Class B Shareholders:
SES Legacy Holdings, LLC(4)	38,462,541	1,361,615	37,100,926	100.0%	100.0%

Total	38,462,541	1,361,615	37,100,926	100.0%	100.0%

*
Less than 1%.

(1)
If the underwriters fully exercise their option to purchase additional shares, then the selling shareholders will sell the number of shares of common stock indicated. If the underwriters partially exercise their option to purchase additional shares, then the number of shares to be sold by selling shareholders will be allocated pro rata.

(2)
Gives effect to the issuance and sale by us of 10,600,000 shares in the offering.

(3)
Represents 3,802,972 Class A shares held directly by Crestview Partners II SES Investment B, LLC ("Crestview Holdings B"), for which Crestview GP may be deemed to be the beneficial owner. Crestview GP is the general partner of the investment funds which are members of Crestview Holdings B. Decisions by Crestview GP to vote or dispose of the interests held by Crestview Holdings B require the approval of a majority of the 10 members of its investment committee, which is composed of the following individuals: Barry S. Volpert, Thomas S. Murphy, Jr., Jeffrey A. Marcus, Robert J. Hurst, Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Quentin Chu, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of such interests. Each of the foregoing individuals disclaims beneficial ownership of all such interests. The address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

(4)
The board of managers of Legacy Owner Holdco has voting and dispositive power over the shares held by it. The board of managers of Legacy Owner Holdco consists of two representatives of Crestview Partners II SES Investments, LLC ("Crestview Holdings A"), Robert Delaney and Adam Klein, and our Chairman and Chief Executive Officer, John Schmitz. Of the shares beneficially owned by Legacy Owner Holdco, the following parties (and their affiliated entities) have the following percentage ownership interests in Legacy Owner Holdco: Crestview Holdings A (42.2%); John Schmitz (19.2%); Eric Mattson (2.4%); Cody Ortowski (2.9%) and Gary Gillette (0.1%). Our executive officers will not receive any proceeds from any sales by Legacy Owner Holdco in this offering. The mailing address of each of the foregoing is c/o Crestview, 667 Madison Avenue, 10th Floor, New York, New York 10065.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

SES Holdings LLC Agreement

Exchange Rights

        Subject to certain limitations, under the SES Holdings LLC Agreement, Legacy Owner Holdco (and its permitted transferees, including certain members of Legacy Owner Holdco, under the SES Holdings LLC Agreement) has the right (an Exchange Right) to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. At SES Holdings' request, we will be obligated to facilitate an exercise of an Exchange Right by contributing to SES Holdings the shares of Class A common stock or cash to be used to acquire the tendered SES Holdings LLC Units. Alternatively, upon the exercise of any Exchange Right, Select Inc. (instead of SES Holdings) will have the right (our Call Right) to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of John Schmitz and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except, following listing of our Class A common stock on a national securities exchange, for exchanges by affiliates of John Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same "Exchange Right" as Legacy Owner Holdco, subject to the terms and conditions described above.

        "Cash Election Value" means, with respect to the shares of Class A common stock to be delivered to the exchanging unitholder by us pursuant to our Call Right, (i) if our Class A common stock is then admitted to trading on a national securities exchange, the amount that would be received if the number of shares of Class A common stock to which the exchanging unitholder would otherwise be entitled were sold at a per share price equal to the trailing 10-day volume weighted average price of a share of Class A common stock on such exchange, net of actual or deemed offering expenses, or (ii) if our Class A common stock is not then admitted to trading on a national securities exchange, the value that would be obtained in an arm's length transaction for cash between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to purchase or sell, respectively, and without regard to the particular circumstances of the buyer and the seller, as determined by us, net of deemed offering expenses.

        In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.

        As Legacy Owner Holdco exchanges its SES Holdings LLC Units, our membership interest in SES Holdings will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

Distributions and Allocations

        Under the SES Holdings LLC Agreement, we have the right to determine when distributions will be made to the unitholders and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the unitholders on a pro rata basis in accordance with the respective number of SES Holdings LLC Units they hold.

        SES Holdings will allocate its net income or net loss for each year to its unitholders pursuant to the terms of the SES Holdings LLC Agreement, and its unitholders, including us, will generally incur U.S. federal, state and local income taxes on their share of any taxable income of SES Holdings. Net income and losses of SES Holdings generally will be allocated to the unitholders on a pro rata basis in accordance with the respective number of SES Holdings LLC Units they hold, subject to requirements under U.S. federal income tax law that certain items of income, gain, loss or deduction be allocated disproportionately in certain circumstances. To the extent SES Holdings has available cash and subject to the terms of our credit agreements and any other debt instruments, we intend to cause SES Holdings to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreements that we entered into with the TRA Holders in connection with the closing of the 144A Offering and any subsequent tax receivable agreements that we may enter into in connection with future acquisitions and (ii) non-pro rata payments to us as reimbursement for our corporate and other overhead expenses.

Issuance of Equity

        The SES Holdings LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, will be concurrently invested in SES Holdings, and SES Holdings will issue to us one SES Holdings LLC Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of Class A common stock are redeemed, repurchased or otherwise acquired by us, SES Holdings will redeem, repurchase or otherwise acquire an equal number of SES Holdings LLC Units held by us, upon the same terms and for the same price, as the shares of Class A common stock are redeemed, repurchased or otherwise acquired.

Tax Receivable Agreements

        As described in "Organizational Structure," in connection with the 144A Offering, certain of the TRA Holders contributed, directly or indirectly, all or a portion of their SES Holdings LLC Units to us in exchange for Class A common stock and, in the future, as described in "—SES Holdings LLC Agreement—Exchange Rights," Legacy Owner Holdco or its permitted transferees may exchange SES Holdings LLC Units for shares of our Class A common stock or cash, as applicable, pursuant to an Exchange Right or our Call Right. SES Holdings intends to make for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Internal Revenue Code of 1986, as amended (the "Code") that will be effective for the taxable year of this offering and each taxable year in which an exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right occurs. Pursuant to the Section 754 election, our acquisition (or deemed acquisition for U.S. federal income tax purposes) of SES Holdings LLC Units as a part of the reorganization transactions and as a result of exchanges of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of SES Holdings. These adjustments will be allocated to us. Such adjustments to the tax basis of the tangible and intangible assets of SES Holdings would not have been available to us absent our acquisition or deemed acquisition of SES Holdings LLC Units as a part of the reorganization transactions or as a result of exchanges of SES Holdings LLC Units pursuant to the exercise of an Exchange Right or our Call Right. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. In addition, we expect that certain net operating losses may be available to us as a result of the reorganization transactions. Such increased deductions and losses, reduced gains, and net operating losses may reduce the amount of tax that we would otherwise be required to pay in the future.

        In connection with the closing of the 144A Offering, we entered into two Tax Receivable Agreements with the TRA Holders. The first of such Tax Receivable Agreements, which we entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement. The second of the Tax Receivable Agreements, which we entered into with certain of the Contributing Legacy Owners, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement. Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units.

        The payment obligations under the Tax Receivable Agreements are our obligations and not obligations of SES Holdings, and we expect that the payments we will be required to make under the Tax Receivable Agreements will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreements is by its nature imprecise. For purposes of the Tax Receivable Agreements, cash savings in tax generally will be calculated by comparing our actual tax liability (using the actual applicable U.S. federal income tax rate and an assumed combined state and local income and franchise tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreements. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreements are dependent upon future events and significant assumptions, including the timing of the exchanges of SES Holdings LLC Units, the market price of our Class A common stock at the time of each exchange (since such market price will determine the amount of tax basis increases resulting from the exchange), the extent to which such exchanges are taxable transactions, the amount of the exchanging unitholder's tax basis in its SES Holdings Units at the time of the relevant exchange, the depreciation and amortization periods that apply to the increase in tax basis, the amount of net operating losses available to us as a result of reorganization transactions entered into in connection with the 144A Offering, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of our payments under the Tax Receivable Agreements that constitute imputed interest or give rise to depreciable or amortizable tax basis. Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreements were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed below (and assuming an initial offering price of $16.50 per share), would be approximately $218.2 million (calculated using a discount rate equal to the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $288.4 million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. For example, reductions in U.S. federal corporate income tax rates are currently being considered. If the U.S. federal corporate income tax rate was reduced to 25% and all other assumptions were held constant, the estimated termination payments would be approximately 152.1 million (calculated using a discount rate equal to lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points, applied against an undiscounted liability of 198.3).

        A delay in the timing of exchanges of SES Holdings LLC Units, holding other assumptions constant, would generally be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP as the benefit of the additional depreciation and amortization deductions resulting from those exchanges would be delayed. Stock price increases or decreases at the time of each exchange of SES Holdings LLC Units would generally be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreements entered into with Legacy Owner Holdco and Crestview GP because such changes directly affect the amount of the increase in tax basis and thus the amount of tax benefits, resulting from the exchange. The amounts payable under the Tax Receivable Agreements are dependent upon us having sufficient future taxable income to utilize the tax benefits covered by the Tax Receivable Agreements. The foregoing amounts assume that we will have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements. If our future taxable income is significantly reduced, the expected payments under the Tax Receivable Agreements would be reduced to the extent such tax benefits do not result in a reduction of our future income tax liabilities. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreements exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreements and/or (ii) distributions to us by SES Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreements after we have paid our taxes and other obligations. Please read "Risk Factors—Risks Related to Our Internal Reorganization and Resulting Structure—In certain cases, payments under the Tax Receivable Agreements may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreements." The payments under the Tax Receivable Agreements will not be conditioned upon the continued ownership interest in either SES Holdings or us of any holder of rights under the Tax Receivable Agreements.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreements, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreements if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        The term of each Tax Receivable Agreement commenced upon the completion of the 144A Offering and will continue until all tax benefits that are subject to such Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreements. In the event that the Tax Receivable Agreements are not terminated and that we have sufficient taxable income to utilize all of the tax benefits subject to the Tax Receivable Agreements, the payments due under the Tax Receivable Agreement entered into with Legacy Owner Holdco and Crestview GP are expected to commence in late 2020 and to continue for 20 years after the date of the last exchange of SES Holdings LLC Units, and the payments due under the Tax Receivable Agreement entered into with an affiliate of the Contributing Legacy Owners are expected to commence in late 2020 and to continue for five taxable years following the 144A Offering. If we elect to terminate the Tax Receivable

Agreements early, or they are terminated early due to our failure to honor a material obligation thereunder or due to certain mergers, asset sales, other forms of business combinations or other changes of control, our obligations under the Tax Receivable Agreements would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreements (determined by applying a discount rate of the lesser of 6.50% per annum, compounded annually, or one-year LIBOR plus 100 basis points). The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreements, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreements, (ii) any SES Holdings LLC Units (other than those held by us) outstanding on the termination date are deemed to be exchanged on the termination date and (iii) certain loss or credit carryovers will be utilized in the taxable year that includes the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreements provide that in the event that we breach any of our material obligations under it, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreements early, the Tax Receivable Agreements are terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreements in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreements to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreements that exceed our actual cash tax savings under the Tax Receivable Agreements. In these situations, our obligations under the Tax Receivable Agreements could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may affect the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreements. For example, the earlier disposition of assets following an exchange of SES Holdings LLC Units may accelerate payments under the Tax Receivable Agreements and increase the present value of such payments, and the disposition of assets before an exchange of SES Holdings LLC Units may increase certain TRA Holders' tax liability without giving rise to any rights of such holders to receive payments under the Tax Receivable Agreements. In addition, our ability to settle audits or other proceedings related to taxes will be subject to the consent of the TRA Holders to the extent such settlement could have a material effect on the TRA Holders' rights under the Tax Receivable Agreements. Such effects and such consent rights may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

        Payments generally will be due under the Tax Receivable Agreements within five days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 100 basis points. Except in cases where we elect to terminate the Tax Receivable Agreements early or they are otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreements if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreements or if our contractual obligations limit our ability to make these payments. Any such deferred payments under the Tax Receivable Agreements generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 100 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate equal to the highest rate under our credit facility plus 200 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements. We have no present intention to defer payments under the Tax Receivable Agreements.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreements will be dependent on the ability of SES Holdings to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreements. This ability, in turn, may depend on the ability of SES Holdings' subsidiaries to make distributions to it. The ability of SES Holdings, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by SES Holdings, or its subsidiaries and/other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreements for any reason, such payments will be deferred and will accrue interest until paid.

        The Tax Receivable Agreements are filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing descriptions of the Tax Receivable Agreements are qualified by reference thereto. Future unitholders may become party to one or more tax receivable agreements entered into in connection with future acquisitions by SES Holdings.

Registration Rights Agreement for the Benefit of the Legacy Owners and the Contributing Legacy Owners

        On December 20, 2016, we entered into a registration rights agreement with the Contributing Legacy Owners and Legacy Owner Holdco. Pursuant to such agreement, the Contributing Legacy Owners and Legacy Owner Holdco are entitled to registration rights pursuant to a registration rights agreement with respect to the shares of Class A common stock owned by them which may be received upon exchanges of Class B common stock owned directly or indirectly by them.

        At any time 180 days after the effective date of any registration statement relating to the shares of Class A common stock underlying the Class A-1 common stock sold in the 144A Offering, a party to the registration rights agreement will have the right to require us by written notice to demand registration of its registrable shares; provided, however, that such registration rights shall be available in connection with this offering, subject to an 80% priority right with respect to permitted secondary shares in favor of purchasers of our shares of Class A-1 common stock in the 144A Offering. Our obligations under this agreement include short-form, long-form and shelf registration statements, subject to certain restrictions as to number of demands, timing and value of sales to be registered or shares to be sold in an underwritten offering.

        If, at any time, we propose to register or conduct an underwritten offering of our securities (subject to certain exceptions) for our own account or for the account of any stockholder other than the parties to the Registration Rights Agreement or their permitted transferees (including any registration statement we file pursuant to the Registration Rights Agreement for the benefit of investors in this offering), then we must give notice to the parties to the registration rights agreement or their permitted transferees to allow them to participate, or piggyback, in that registration statement or offering. In addition, any party to the registration rights agreement shall have the right to piggyback in any registration statement or offering effected at the request of any other party to the registration rights agreement.

        These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally be obligated to pay all registration expenses in connection with these registration obligations, regardless of whether a registration statement is filed or becomes effective. The obligations to register registrable shares under the registration rights agreement will terminate when no registrable shares remain outstanding. Registrable shares will cease to be covered by the registration rights agreement when they (i) have been sold pursuant to an effective registration statement under the Securities Act, (ii) have been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) are held by the Company or one of its subsidiaries; (iv) have been sold in a private transaction in which the transferor's rights under the registration rights agreement are not assigned to the transferee of such securities; or (v) are sold in a private transaction in which the transferor's rights under the registration rights agreement are assigned to the transferee and such transferee is not an affiliate of the company, two years following the transfer of such registrable share to such transferee.

        The registration rights granted to the parties to the registration rights agreement may be freely assigned, including to their transferees.

Registration Rights Agreement with FBR

        In connection with the 144A Offering, we entered into a registration rights agreement with FBR for the benefit of the 144A Investors. Please read "Shares Eligible for Future Sale—Registration Rights" for additional information on the terms of this registration rights agreement.

Historical Transactions with Related Parties

Management Fee

        B-29 Investments, LP and Crestview Partners each receive management fees and reimbursements for expenses related to time spent conducting the business and affairs of SES Holdings, pursuant to the SES Holdings LLC Agreement. For the year ended December 31, 2015, B-29 Investments, LP and Crestview Partners received $409,957 and $700,051, respectively. For the year ended December 31, 2016, we have incurred costs of $400,000 and $750,533 from B-29 Investments, LP and Crestview Partners, respectively. B-29 Investments, LP is controlled by our Chairman and Chief Executive Officer, John Schmitz. Funds managed by Crestview Partners are members of Legacy Owner Holdco, and other funds managed by Crestview Partners are the Contributing Legacy Owners.

        On December 20, 2016, we entered into a management services agreement with B-29 Investments, LP and Crestview Partners, which provides for management fees and reimbursements for expenses related to time spent conducting our business for each of the two years following the closing of this offering. The annual payments to B-29 Investments, LP and Crestview Partners will be $500,000 to each such entity.

Aquacore Rental Company LLC

        For the years ended December 31, 2016 and 2015, we rented pumps and filter pod trailers for use in our operations at a cost of $1,093,679 and $593,271, respectively from Aquacore Rental Company LLC ("Aquacore"), an entity indirectly owned by Cody Ortowski, our President, and Cole Ortowski, an employee of the Company.

B-29 Ups & Downs, LLC

        For the year ended December 31, 2016, we incurred costs of $216,669 for aviation services. For the year ended December 31, 2015, we incurred costs totaling $499,269 for these services for use by our Executive Officers from B-29 Ups & Downs, LLC ("B-29 Ups & Downs"). B-29 Ups & Downs is owned by B-29 Family Holdings, LLC, an entity owned and controlled by our Chairman and Chief Executive Officer, John Schmitz.

Bell Supply Company, LLC

        For the years ended December 31, 2016 and 2015, we purchased inventory and parts for use in our operations totaling $194,949 and $251,568, respectively, from Bell Supply Company, LLC ("Bell Supply"), an entity owned by Synergy Energy Holdings LLC, which is owned by certain of our stockholders and directors, including funds managed by Crestview GP and our Chairman and Chief Executive Officer, John Schmitz. Additionally, our directors, Robert Delaney, Adam Klein and our Chairman and Chief Executive Officer, John Schmitz, are on the board of directors of Synergy Energy Holdings LLC.

Grayco Midstream, LLC

        For the year ended December 31, 2015, we had accounts receivable valued at $175,039 for services provided under our MSA with Grayco Midstream, LLC ("Grayco Midstream"), which is wholly owned by CP Energy, LLC. Funds managed by Crestview Partners and our Chairman and Chief Executive Officer, John Schmitz, collectively own a majority of the membership interests in CP Energy, LLC. Additionally, John Schmitz and our directors, Robert Delaney and Adam Klein, are on the board of directors of CP Energy, LLC.

Hard Way, LLC

        For the years ended December 31, 2016 and 2015, we incurred charges totaling $60,844 and $139,725, respectively for airplane aviation services from Hard Way, LLC ("Hard Way"), which is wholly owned by Orteq Energy Technologies. Orteq Energy Technologies is indirectly owned by Cody Ortowski, our President, and Cole Ortowski, an employee of the Company.

Mages Group, LLC

        Prior to 2014, we leased trailers and provided accommodations to Mages Group, LLC ("Mages Group"). For the year ended December 31, 2015, Mages Group paid us $151,080 for such services. For the year ended December 31, 2015, we incurred charges totaling $1,431,256 for real estate and construction services from Mages Group. Mages Group is wholly owned by B-29 Investments, LP, an entity controlled by our Chairman and Chief Executive Officer, John Schmitz.

Merit Appraisal & Tax Consulting, L.P.

        For the years ended December 31, 2016 and 2015, we incurred charges totaling $562,424 and $987,290, respectively, for appraisal services and tax consulting from Merit Appraisal & Tax Consulting, LP ("Merit"). B-29 Investments, LP, an entity controlled by our Chairman and Chief Executive Officer, John Schmitz, controls and partially owns Merit.

Orteq Energy Technologies

        For the years ended December 31, 2016 and 2015, we purchased pumps and related equipment for our operations totaling $717,444 and $2,522,509, respectively, from Orteq Energy Technologies, which is indirectly owned by Cody Ortowski, our President, and Cole Ortowski, an employee of the Company.

Samson Resources

        For the years ended December 31, 2016 and 2015, we provided services totaling $554,873 and $352,997, respectively, to Samson Resources ("Samson") under a master services agreement. Samson is currently being reorganized in bankruptcy. Our director Robert Delaney was a director of Samson, and funds controlled by Crestview GP were equity holders in Samson in the years ended December 31, 2015 and 2016.

Silver Creek Oil & Gas, LLC

        For the years ended December 31, 2016 and 2015, we provided services totaling $399,707 and $3,183,313, respectively, to Silver Creek Oil & Gas, LLC ("Silver Creek"), under a masters services agreement. Our directors, Robert Delaney, Adam Klein and our Chairman and Chief Executive Officer, John Schmitz, serve on the board of Silver Creek. Each of B-29 Investments, LP, an entity controlled by John Schmitz, and funds controlled by Crestview GP owns 49.5% of the membership interests in Silver Creek.

TruPoint Well Services, LP

        For the year ended December 31, 2015, we incurred costs totaling approximately $344,757 for workover services for a saltwater disposal well in Colorado from TruPoint Well Services, LP ("TruPoint"). B-29 Investments, LP, an entity controlled by our Chairman and Chief Executive Officer, John Schmitz, owns a majority of the equity interests in TruPoint. Additionally, our President Cody Ortowski is an indirect owner of TruPoint. John Schmitz and Cody Ortowski are directors of TruPoint.

United Surface and Minerals

        For the years ended December 31, 2016 and 2015, we leased land and access rights for water sourcing in Colorado at a cost of $250,000 and $675,423, respectively, from United Surface and Minerals ("United Surface"), which is owned by B-29 Investments, LP, an entity controlled by our Chairman and Chief Executive Officer, John Schmitz. Proactive Investments, LP, an entity owned by our President Cody Ortowski, owns a minority equity interest in United Surface. Additionally, Robert Delaney is an equity investor in United Surface.

Corporate Reorganization

        In connection with our reorganization prior to this offering, we engaged in certain transactions with certain affiliates and the members of SES Holdings, LLC. Please read "Organizational Structure."

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

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  any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

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  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than

    5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a substantial ownership interest or control of the entity.

        Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our audit committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our audit committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; and (ii) the extent of the Related Person's interest in the transaction. Further, the policy will require that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

ORGANIZATIONAL STRUCTURE

        The Company was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of a membership interest in SES Holdings. SES Holdings was formed as a Delaware limited liability company in July 2008 and owns all of the equity interests of the primary operating subsidiaries through which we operate our business. The Company is the sole managing member of SES Holdings, is responsible for all operational, management and administrative decisions relating to SES Holdings' business and consolidates the financial results of SES Holdings and its subsidiaries.

        In December 2016, in connection with the 144A Offering we completed certain reorganization transactions including:

  •
  Legacy Owner Holdco acquired by merger all of the outstanding membership interests in SES Holdings from the existing owners of such membership interests, whom we refer to as the "Legacy Owners," in exchange for membership interests in Legacy Owner Holdco;

  •
  the membership interests of SES Holdings were converted into a single class of common units, which we refer to as "SES Holdings LLC Units";

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  the Company acquired, directly or indirectly, SES Holdings LLC Units that were directly and indirectly owned by certain affiliates of the Legacy Owners, whom we refer to as the "Contributing Legacy Owners," in exchange for 3,802,972 shares of Class A common stock;

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  the Company issued 16,100,000 shares of Class A-1 common stock, which will be automatically converted to shares of Class A common stock on a one-for-one basis upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering;

  •
  the Company issued 38,462,541 shares of its Class B common stock and contributed these shares and all of the net proceeds of the 144A Offering to SES Holdings in exchange for a number of SES Holdings LLC Units equal to the number of shares of Class A-1 common stock issued to the 144A Investors; and

  •
  SES Holdings distributed to Legacy Owner Holdco all of the Class B common stock it received from the Company, with Legacy Owner Holdco receiving one share of Class B common stock for each SES Holdings LLC Unit that Legacy Owner Holdco owns.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on matters to be voted on by our stockholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange. All of our Class B common stock will be held by Legacy Owner Holdco; accordingly, the board of managers of Legacy Owner Holdco will exercise voting control over all Class B common stock immediately following this offering.

        Legacy Owner Holdco (and its permitted transferees, including certain members of Legacy Owner Holdco under the SES Holdings LLC Agreement) subject to certain limitations, has the right, which we refer to as the "Exchange Right," to cause SES Holdings to acquire all or a portion of its SES Holdings LLC Units (along with a corresponding number of shares of our Class B common stock) for, at SES Holdings' election, (i) shares of our Class A common stock at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, the Company (instead of SES Holdings) will have the right, which we refer to as our "Call Right," to acquire the tendered SES Holdings LLC Units from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the Exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. The board of managers of Legacy Owner Holdco, which consists of our CEO, John Schmitz, and two representatives of funds controlled by Crestview GP, must unanimously approve any exchange of ownership interests in Legacy Owner Holdco for SES Holdings LLC Units except, following listing of our Class A common stock on a national securities exchange, for exchanges by affiliates of John Schmitz and Crestview GP (which may be made at the election of such affiliates). If such exchange is approved, such members of Legacy Owner Holdco will have the same "Exchange Right" as Legacy Owner Holdco, subject to the terms and conditions described above. In connection with any exchange of SES Holdings LLC Units pursuant to an Exchange Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled. The Exchange Rights will be subject to restrictions intended to ensure that SES Holdings will continue to be treated as a partnership for U.S. federal income tax purposes. Please read "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement."

        In connection with the 144A Offering, we entered into two tax receivable agreements, which we refer to as the "Tax Receivable Agreements," with Legacy Owner Holdco, Crestview GP and certain affiliates of the Legacy Owners, including the Contributing Legacy Owners, whom we collectively refer to as the "TRA Holders."

        The first of the Tax Receivable Agreements, which we entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of our acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings LLC Units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or our Call Right and (ii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which we entered into with an affiliate of the Contributing Legacy Owners, generally provides for the payment by us to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that we actually realize (computed using simplifying assumptions to address the impact of state and local taxes) or are deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to us as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by us as a result of any payments we make under such Tax Receivable Agreement.

        Under both Tax Receivable Agreements, we will retain the benefit of the remaining 15% of these cash savings. Certain of the TRA Holders' rights under the Tax Receivable Agreements are transferable in connection with a permitted transfer of SES Holdings LLC Units or if the TRA Holder no longer holds SES Holdings LLC Units. For additional information regarding the Tax Receivable Agreements, see "Risk Factors—Risks Relating to the Offering and our Class A Common Stock," "Risk Factors—Risks Related to Our Internal Reorganization and Resulting Structure" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreements."

 DESCRIPTION OF CAPITAL STOCK

        Upon completion of this offering and assuming no exercise of the underwriters' over-allotment option, our authorized capital stock will consist of 250,000,000 shares of Class A common stock, $0.01 par value per share, of which 14,677,970 will be issued and outstanding; 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 38,462,541 will be issued and outstanding; 40,000,000 shares of Class A-1 common stock, $0.01 par value per share, of which 16,100,000 shares will be issued and outstanding; and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

        The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

        Voting Rights.    Holders of shares of our Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock, Class A-1 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to (i) the selection by holders of our Class A-1 common stock of two new independent directors pursuant to terms of the Registration Rights Agreement, in which case the holders of our Class A-1 common stock shall vote independently and as a separate class without the holders of other classes of our common stock and (ii) the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class A-1 common stock so as to affect them adversely, which amendments must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law (clauses (i) and (ii) are collectively referred to as the "Special A-1 Voting Rights"). These voting rights of the Class A-1 common stock will terminate upon the conversion of the shares of Class A-1 common stock into shares of Class A common stock, which will occur when a resale shelf registration statement for their benefit is declared effective, which we expect to occur within 60 days of the closing of this offering.

        Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock, Class A-1 common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the Special A-1 Voting Rights.

        Dividend and Liquidation Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless (i) the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and (ii) a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon our liquidation or winding up.

        Other Matters.    The shares of Class B common stock have no preemptive rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class B common stock. All outstanding shares of our Class B common stock are fully paid and non-assessable.

Class A-1 Common Stock

        Voting Rights.    Holders of shares of our Class A-1 common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders and will also be entitled to the benefit of Special Stock Dividends for such purposes. Holders of shares of our Class A-1 common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A-1 common stock, Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the Special A-1 Voting Rights.

        Dividend Rights.    Holders of shares of our Class A-1 common stock issued in the 144A Offering are entitled to receive Special Stock Dividends that will accrue and be payable only in additional shares of Class A-1 common stock based on the aggregate number of days for which the following conditions remain unmet and will cease accruing upon satisfaction of such conditions: (i) if the resale shelf registration statement is not filed by April 30, 2017, (ii) if the resale shelf registration statement is not declared effective and the Class A common stock is not listed on a national securities exchange by October 31, 2017, (iii) if we are pursuing an IPO, the resale shelf registration statement is not declared effective and the Class A common stock is not listed on a national securities exchange within 60 days following the completion of the IPO so long as the IPO is completed by October 31, 2017, (iv) if we are not pursuing an IPO, eligibility to trade on the OTC QB or OTC QX (the "OTC Listing") is not approved by December 31, 2017 and (v) if we have not completed an IPO before October 31, 2017 and are using our commercially reasonable efforts to cause a Form 10 registration to become effective under the Exchange Act (the "Form 10 Registration") and obtain a listing on a national securities exchange or become eligible to trade on the Interim OTC Listing as long as we complete such Interim OTC Listing no later than December 31, 2017, then the obligation to cause the resale shelf registration statement to become effective and to be listed on a national securities exchange shall be deferred until 60 days of satisfying the applicable round lot holders requirement for listing on such exchange. Items (i) through (v) are collectively referred to herein as the "Dividend Accrual Periods." The Special Stock Dividends will be cumulative and will accrue on a daily basis over a maximum period of 1,095 days, which may be non-consecutive (the "Maximum Accrual Period"), at a rate of 7% per annum on the shares of Class A-1 common stock issued in this offering, compounded annually. See "Shares Eligible for Future Sale—Registration Rights."

        Accrued but unpaid Special Stock Dividends in respect of Class A-1 common stock will be issuable (i) immediately prior to the conversion of the Class A-1 common stock into shares of Class A common stock, (ii) upon the earlier to occur of (1) the end of the Maximum Accrual Period and (2) the date on which either (A) a resale shelf registration statement is declared effective by the SEC and the Class A common stock is listed on a national securities exchange or (B) the date on which a Form 10 Registration is declared effective by the SEC and the Class A common stock is listed on a national securities exchange, (iii) as provided in our charter for purposes of compounding, following Dividend Accrual Periods of 365 and 730 days in the aggregate, whether or not consecutive and (iv) immediately prior to our liquidation or dissolution. In addition, holders of Class A-1 common stock shall be entitled to the benefit of accrued and unpaid Special Stock Dividends as if such dividends had been paid for purposes of (i) voting at any meeting of stockholders (for so long as shares of Class A-1 common stock remain issued and outstanding), (ii) the receipt of any dividends declared on our common stock (other than Special Stock Dividends) and (iii) sale or transfer of shares of Class A-1 common stock, such that the right to receive any accrued and unpaid Special Stock Dividends shall be transferred with and unseverable from the shares of Class A-1 common stock on which such Special Stock Dividends accrue.

        Other than with respect to the Special Stock Dividend, holders of shares of our Class A-1 common stock and Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, holders of shares of our Class A-1 common stock (on an as-if-converted to Class A common stock basis) are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Conversion.    Each share of Class A-1 common stock will be automatically converted into a share of Class A common stock on a one-for-one basis upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering.

        Other Matters.    The shares of Class A-1 common stock have no preemptive rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A-1 common stock. All outstanding shares of our Class A-1 common stock are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 50,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, Our Bylaws and Delaware Law

        Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws described below, will contain provisions that could make the following transactions more difficult: (i) acquisitions of us by means of a tender offer, a proxy contest or otherwise or (ii) removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the board of directors or of our Class A common stock to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in improved terms for our stockholders.

Delaware Law

        Section 203 of the Delaware General Corporation Law ("DGCL") prohibits a Delaware corporation from engaging in any business combination with any stockholder who beneficially owns more than 15% of our stock (an "interested stockholder") for a period of three years following the date that the stockholder became an interested stockholder, unless:

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  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

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  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        We have opted out of Section 203 of the DGCL. Our amended and restated certificate of incorporation will contain, however, provisions that are similar to Section 203 of the DGCL (except with respect to any or all of the Legacy Owners, Contributing Legacy Owners, Legacy Owner Holdco, Crestview Partners, Crestview GP, B-29 Investments, LP, Sunray Capital, LP, any of our managers or directors, and any successors in interest to, assigns of, third-party transferees of, and affiliates of any of the aforementioned persons).

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

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  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year's annual meeting. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may deter stockholders from bringing matters before the stockholders at an annual or special meeting;

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  authorize our board of directors to issue undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

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  provide that the authorized number of directors may be changed only by resolution of the board of directors;

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  provide that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, be filled by the affirmative vote of a majority of the total number of authorized directors;

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  provide that, after we cease to be a controlled company, any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

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  provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

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  provide that, after we cease to be a controlled company, special meetings of our stockholders may only be called by a majority of the total number of authorized directors;

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  provide that, after we cease to be a controlled company, our board of directors be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

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  provide that we renounce any interest or expectancy in any business opportunity (existing and future) that involves any aspect of the energy business or industry and that may be from time to time presented to any member of Legacy Owner Holdco, Crestview Partners or any affiliate of Crestview GP, B-29 Investments, LP, Sunray Capital, LP or Proactive Investments, LP (the "Legacy Group") or any director or officer of the corporation who is also an employee, partner, member, manager, officer or director of any member of the Legacy Group, and that such persons have no obligation to offer us those investments or opportunities; and

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  provide that our amended and restated bylaws can be amended by unilateral action of the board of directors.

Forum Selection

        Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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  any derivative action or proceeding brought on our behalf;

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  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

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  any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

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  any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except to the extent such exemption or limitation thereof is not permitted under the DGCL and applicable law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

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  for any breach of their duty of loyalty to us or our stockholders;

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  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

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  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws also provide that we will indemnify and hold harmless our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether or not we would have the power under the DGCL to indemnify such persons against related expense, liability or loss. We expect to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our amended and restated certificate of incorporation and the indemnification agreements facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

        American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our Class A common stock.

ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of shares of Class A common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Internal Revenue Code (the "Code") or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

        This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in shares of Class A common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan's particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of Class A common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary's duties to the Plan, including, without limitation:

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  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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  whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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  whether the investment is permitted under the terms of the applicable documents governing the Plan;

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  whether in the future there may be no market in which to sell or otherwise dispose of the shares of Class A common stock;

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  whether the acquisition or holding of the shares of Class A common stock will constitute a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code (please see discussion under "—Prohibited Transaction Issues" below); and

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  whether the Plan will be considered to hold, as plan assets, (i) only shares of Class A common stock or (ii) an undivided interest in our underlying assets (please see the discussion under "—Plan Asset Issues" below).

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of Class A common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

        Because of the foregoing, shares of Class A common stock should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

        Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

        The Department of Labor (the "DOL") regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets generally would not be considered to be "plan assets" if, among other things:

          (a)   the equity interests acquired by ERISA Plans are "publicly offered securities" (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

          (b)   the entity is an "operating company" (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

          (c)   there is no significant investment by "benefit plan investors" (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan's investment in the entity.

        Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our Class A common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of Class A common stock. Purchasers of shares of Class A common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of Class A common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of Class A common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

 SHARES ELIGIBLE FOR FUTURE SALE

General

        Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon completion of this offering, we will have 14,677,970 shares of our Class A common stock outstanding. Of these shares, all of the 10,600,000 shares of Class A common stock to be sold in this offering (or 12,190,000 shares assuming the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act.

        In addition, we issued 16,100,000 shares of Class A-1 common stock to qualified institutional buyers, accredited investors and certain foreign investors pursuant to the 144A Offering and 3,802,972 shares of Class A common stock to the Contributing Legacy Owners. All shares of Class A-1 common stock will automatically convert into Class A common stock upon effectiveness of a shelf registration statement for the resale of such shares which we expect to occur within 60 days of the closing of this offering. The majority of the shares outstanding prior to this offering are subject to the resale limitations of the registration rights agreements as described below under "—Registration Rights." In addition, shares held by our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners are subject to the Lock-Up Agreements described below under "—Lock-Up Agreements." Because each of the securities outstanding prior to this offering were issued and sold in private placements, such shares are eligible for resale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 701, Regulation S or another exemption from registration under the Securities Act, which rules are summarized below.

        In addition, subject to certain limitations and exceptions, pursuant to the terms of the SES Holdings LLC Agreement, Legacy Owner Holdco and its permitted transferees will have the right to exchange all or a portion of its SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for Class A common stock (or the Cash Election Value of such Class A common stock) at an exchange ratio of one share of Class A common stock for each SES Holdings LLC Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications. Legacy Owner Holdco holds 38,462,541 SES Holdings LLC Units, all of which (together with a corresponding number of shares of our Class B common stock) are exchangeable for 38,462,541 shares of our Class A common stock. See "Certain Relationships and Related Party Transactions—SES Holdings LLC Agreement." The shares of Class A common stock we issue upon such exchanges would be "restricted securities" as defined in Rule 144 described below. Upon the closing of the 144A Offering, we entered into a registration rights agreement with the Legacy Owners and the Contributing Legacy Owners that requires us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement for the Benefit of the Legacy Owners and the Contributing Legacy Owners."

        As a result of the lock-up agreements and the registration rights agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, no shares of our Class A common stock (excluding the shares to be sold in this offering) will be available for sale in the public market shortly after this offering, assuming registration of such shares under the Securities Act or when permitted under Rule 144, Rule 701 Regulation S or another exemption from registration under the Securities Act are as follows:

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  42,540,511 shares subject to the lock-up agreements with FBR will not be eligible for sale for 180 days from the date of effectiveness of a shelf registration statement for the resale of the shares of Class A-1 common stock, which we expect to occur within 60 days of the closing of this offering, subject to certain exceptions.

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  42,540,511 shares subject to the lock-up agreements will not be eligible for sale for 180 days from the date of this prospectus, subject to certain exceptions.

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  16,100,000 shares subject to the Registration Rights Agreement will not be eligible for sale for at least 60 days following the closing of our initial public offering, if the owner of such shares elected not to participate in this offering.

Lock-Up Periods

        In connection with the 144A Offering, we agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of effectiveness of a shelf registration statement for the resale of the shares of Class A-1 common stock, which we expect to occur within 60 days of the closing of this offering. The prior sentence will not apply, among other things, to (1) the registration and sale of our shares of Class A common stock under the registration rights agreement with FBR; (2) the filing of this registration statement or the sale of shares of Class A common stock in this offering; (3) the grant of any awards under the 2016 Plan or (4) the issuance or sale of shares of common stock (up to 19.9% of the outstanding voting power at the time of such issuance) directly to a seller as part of the purchase price in connection with the acquisition of stock or assets of another business, by merger or otherwise; provided that we will cause each recipient of such shares to execute and deliver to the underwriters, on or prior to such issuance, a "lock-up" agreement with the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

        In connection with the 144A Offering, all of our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of effectiveness of a shelf registration statement for the resale of the shares of Class A-1 common stock, which we expect to occur within 60 days of the closing of this offering. Notwithstanding the prior sentence, subject to applicable securities laws and the restrictions contained in our charter, our directors and officers, Legacy Owner Holdco and the Contributing Legacy Owners may transfer our securities: (1) pursuant to the exercise and issuance of options, provided that the shares of common stock issued on the exercise of such options shall be subject to the same restrictions described above; (2) as a bona fide gift or gifts, provided that the donee or donees agree to be bound in writing by the same restrictions described above; (3) to any trust for the direct or indirect benefit of the stockholder or the immediate family of the stockholder, provided that the trustee of the trust agrees to be bound in writing by the same restrictions described above; (4) as a transfer or distribution or exchange to affiliates, stockholders, partners or members of the stockholder, provided that such stockholders, partners or members agree to be bound in writing by the same restrictions described above; (5) any transfer required by any benefit plan or the Company's certificate of incorporation, bylaws or other organizational documents, as the same may be amended or supplemented from time to time; (6) as required under the 2016 Plan in order to reimburse or pay federal income tax and withholding obligations in connection with vesting of awards; (7) as collateral for any loan, provided that the lender agrees in writing to be bound by the same restrictions described above; (8) with respect to sales of securities acquired after the closing of the 144A Offering in the open market; or (9) to include shares of our Class A common stock into which their shares of common stock are convertible for resale in this offering.

        We, all of our directors and officers and any selling shareholders participating in this offering have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions as described in "Underwriting." It is currently anticipated that the selling shareholders will sell all of the shares that constitute the over-allotment option and no other shares. However, in the event that market conditions support the sale of more than the number of shares offered by this prospectus, the selling shareholders listed in this prospectus may participate in any such increase in the number of shares offered. See "Principal and Selling Shareholders."

        The holders of Class A-1 common stock purchased in the 144A Offering or issued as Special Stock Dividends (as defined in the Registration Rights Agreement) have agreed not to sell or otherwise transfer or dispose of any common stock for a period of 60 days from the effective date of this registration statement, except that the holders of Class A-1 common stock will be allowed any concession or proportionate release allowed to any of our officers or directors by FBR.

Registration Rights

  Registration Rights Agreement with FBR

        In December 2016, in connection with the closing of the 144A Offering, we entered into a registration rights agreement between us and FBR Capital Markets & Co. Under this registration rights agreement, we agreed, at our expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of our Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. Pursuant to our amended and restated certificate of incorporation, all shares of Class A-1 common stock will automatically convert to Class A common stock on a one-for-one basis upon the effectiveness of a registration statement for the resale of such shares, which we expect to occur within 60 days of the closing of this offering. The 144A Investors will be entitled to make sales under such registration statement 60 days following the completion of this offering.

        We are required to use our commercially reasonable efforts to cause the shelf registration statement to become effective under the Securities Act as soon as practicable after the filing and, subject to certain blackout periods, to continuously maintain the effectiveness of the shelf registration statement under the Securities Act until the first to occur of:

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  the sale of all of the shares of common stock covered by the shelf registration statement in accordance with the intended distribution of such common stock;

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  none of the shares of common stock with rights under the registration rights agreement remain outstanding; or

  •
  the first anniversary of the initial effective date of the shelf registration statement, subject to certain conditions and extension periods, as applicable.

The preceding summary of certain provisions of the registration rights agreement is not intended to be complete, and is subject to, and qualified in its entirety by reference to, all of the provisions of the registration rights agreement and you should read this summary together with the complete text of the registration rights agreement, which is filed as an exhibit to the registration statement of which this prospectus is a part.

  Registration Rights Agreement with Legacy Owners

        In December 2016, in connection with the closing of the 144A Offering, we entered into a registration rights agreement among us, Legacy Owner Holdco and the Contributing Legacy Owners. Under this registration rights agreement, Legacy Owner Holdco and the Contributing Legacy Owners are entitled to registration rights with respect to the shares of Class A common stock which may be received upon exchanges of Class B common stock owned directly or indirectly by them. Please read "Certain Relationships and Related Party Transactions—Registration Rights Agreement for the Benefit of the Legacy Owners and the Contributing Legacy Owners" for more information on this registration rights agreement.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus

2016 Long-Term Incentive Plan

        We adopted the 2016 Plan for the employees, consultants and the directors of our company and its affiliates who perform services for us. To date, we have issued (i) an aggregate of 620,721 options in exchange for options that were originally outstanding under our predecessor's incentive plan prior to the 144A Offering (ii) an aggregate of 418,180 options subject to new awards and (iii) an aggregate of 39,242 restricted stock units subject to new awards, in each case, under the 2016 Plan. Upon closing of this offering, we expect to have 1,078,143 awards outstanding.

        The 2016 Plan provides for potential grants of: (i) incentive stock options qualified as such under U.S. federal income tax laws ("incentive options"); (ii) stock options that do not qualify as incentive stock options ("nonstatutory options," and together with incentive options, "options"); (iii) restricted stock awards ("restricted stock awards"); (iv) restricted stock units ("restricted stock units" or "RSUs"); (v) bonus stock ("bonus stock awards"); (vi) performance awards ("performance awards"); (vii) annual incentive awards ("annual incentive awards"); and (viii) management incentive unit awards (described below, and referred collectively herein with the other awards as the "awards").

        The maximum aggregate number of shares of Class A common stock that may be issued pursuant to any and all awards under the 2016 Plan shall not exceed 4,600,000 shares of Class A common stock plus 8% of any shares of Class A common stock sold in any underwritten public offering, including the options to be assumed by us under the 2011 Plan. With respect to management incentive unit awards, the plan's reserve pool will be reduced on a one-for-one basis. The reserve pool will be subject to adjustment due to recapitalization or reorganization, or related to forfeitures or the expiration of awards, as provided under the 2016 Plan. If Class A common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, including (but not exclusively) because shares are withheld or surrendered in payment of taxes or any exercise or purchase price relating to an award or because an award is forfeited, terminated, expires unexercised, is settled in cash in lieu of Class A common stock or is otherwise terminated without a delivery of shares, those shares of Class A common stock will again be available for issue, transfer or exercise pursuant to awards under the 2016 Plan to the extent allowable by law. For a description of the 2016 Plan, see "Executive Compensation."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

        The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States; and

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  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

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  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        We do not plan to make any distributions on our Class A common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussion below under "—Backup Withholding and Information Reporting" and "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

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  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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  our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is treated as a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock, more than 5% of our Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of our Class A common stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form).

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

        INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

 UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                , the underwriters named below, for whom Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Credit Suisse Securities (USA) LLC
FBR Capital Markets & Co.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
Piper Jaffray & Co.

Total	10,600,000

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of Class A common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        The selling shareholders have granted the underwriters a 30-day option to purchase up to 1,590,000 additional shares of our Class A common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of Class A common stock. We will not receive any proceeds from sales of shares by the selling shareholders in connection with the exercise of the underwriters' option.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. The factors that were considered in these negotiations were:

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  the history of, and prospects for, us and the industry in which we compete;

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  our past and present financial performance;

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  an assessment of our management;

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  the present state of our development;

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  the prospects for our future earnings;

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  the prevailing conditions of the applicable United States securities market at the time of this offering; and

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  market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to us.

        The underwriters propose to offer the shares of Class A common stock initially at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $            per share. The underwriters and selling group members may allow a

discount of $            per share on sales to other broker/dealers. After the initial offering of the shares of Class A common stock, the underwriters may change the initial public offering price and concession and discount to broker/dealers. The offering of the shares of our Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The following table summarizes the compensation and estimated expenses that we and the selling shareholders will pay:

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling shareholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds to selling shareholders	$	$	$

        The expenses of this offering that are payable by us are estimated to be approximately $2.75 million (excluding underwriting discounts and commissions). The underwriters have agreed to reimburse us for certain offering expenses incurred by us in connection with this offering. We have also agreed to reimburse the underwriters for up to $20,000 of fees and expenses of counsel related to the review by FINRA of the terms of sale of the shares of Class A common stock offered hereby.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares offered by them.

        Additionally, we anticipate paying Tudor Pickering Holt & Co. Securities Inc. a fee of approximately $            million for advisory services in connection with the offering. Tudor Pickering Holt & Co. Securities Inc. is not acting as an underwriter in this offering.

        We have been approved to list our shares on the NYSE under the symbol "WTTR."

        We have agreed that, subject to certain exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus.

        The restrictions in the preceding paragraph do not apply to, among other things, (1) the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of this prospectus, (2) the filing of a registration statement on Form S-8 relating to, and the issuance and sale of Class A common stock pursuant to, the terms of the 2016 Plan, (3) the issuance or sale of shares of common stock (up to an aggregate of 10% of the outstanding voting power at the time of such initial issuance) directly to a seller as part of the purchase price in connection with the acquisition of stock or assets of another business, by merger or otherwise, provided that the recipient executes a similar lock-up agreement, and (4) the filing of a registration statement to register the resale of Class A common stock issuable upon the conversion of shares of Class A-1 common stock.

        Crestview, Legacy Owner Holdco and each of our officers and directors have agreed in connection with this offering that, subject to certain exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our Class A common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC for a period of 180 days after the date of this prospectus.

        The restrictions in the preceding paragraph, subject to applicable securities laws and the restrictions contained in our charter, do not apply to, among other things: (1) any transactions relating to Class A common stock acquired in the open market after the closing of this offering, (2) any exercise of options or vesting or exercise of any other equity based award, in each case under the 2016 Plan or any other plan or agreement described in this prospectus, provided that any shares of Class A common stock received upon such exercise or vesting will also be subject to the lock-up restrictions described above, (3) transfers as a bona fide gift or gifts, (4) transfers to a family member, trust, family limited partnership or family limited liability company for the direct or indirect benefit of such person or his or her family members, (5) transfers by testate or intestate succession, provided that in each transfer pursuant to clauses (3), (4) and (5), the transferee agrees to be bound in writing by the lock-up restrictions described above prior to such transfer, such transfer shall not involve a disposition for value and no filing or public announcement by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer (other than a filing on a Form 5 made after the expiration of the lock-up period), (6) the establishment of any written contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a "Rule 10b5-1 Plan") under the Exchange Act; provided, however, that no sales of Class A common stock or securities convertible into, or exchangeable or exercisable for, Class A common stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the lock-up period (as the same may be extended pursuant to the provisions hereof); and provided further, that no party is required to publicly announce, file or report the establishment of such Rule 10b5-1 Plan in any public report, announcement, or filing with the Securities and Exchange Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public report, announcement, or filing regarding such Rule 10b5-1 Plan, (7) any transfer or distribution or exchange to affiliates or any transfer under the registration rights agreement with Legacy Owner Holdco and the Contributing Legacy Owners, stockholders, partners or members of the selling shareholders, provided that such stockholders, partners or members agree to be bound in writing by the same restrictions set forth above, (8) as required by participants in the 2016 Plan solely to the extent necessary to reimburse or pay federal income tax and withholding obligations in connection with vesting of restricted stock grants, (9) as collateral for any loan, provided that the lender agrees in writing to be bound by the same restrictions set forth above, and (10) any Class A common stock sold by the selling shareholders in this offering and any conversions or exchanges of stock related thereto.

        Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements entered into in connection with this offering and described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from such lock-up agreements, Credit Suisse Securities (USA) LLC, FBR Capital Markets & Co. and Wells Fargo Securities, LLC may consider, among other factors, the holder's reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

        Additionally, all of the holders of our Class A-1 common stock purchased in the 144A Offering have agreed not to directly or indirectly sell, offer to sell, grant any option or otherwise transfer or dispose of our common stock for 60 days after the effective date of the registration statement of which this prospectus forms a part.

        FBR, in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements entered into in connection with the 144A Offering and described above in whole or in part at any time. When determining whether or not to release the Class A common stock and other securities from such lock-up agreements, FBR may consider, among other factors, the holder's reasons for requesting the release and the number of shares of Class A common stock or other securities for which the release is being requested.

        We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and for our affiliates in the ordinary course of business for which they have received and would receive customary compensation.

        Affiliates of certain of the underwriters are lenders under our credit facility and, accordingly, such affiliates may receive a portion of the net proceeds from this offering.

        Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investments and securities activities may involve long or short positions in securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our Class A common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of the Class A common stock. As a result the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        FBR was the sole initial purchaser and placement agent for the 144A Offering, for which it was paid customary fees. FBR may in the future provide us and our affiliates with investment banking and financial advisory services for which FBR may in the future receive customary fees.

        A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

        Prior to this offering, there has been no public market for our shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors that will be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors.

        We cannot assure you that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

Selling Restrictions

Canada

        The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any

resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the "Shares") may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

  (a)
  to legal entities which are qualified investors as defined under the Prospectus Directive;

  (b)
  by the underwriters to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

  (c)
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression '2010 PD Amending Directive" means Directive 2010/73/EU.

United Kingdom

        Each underwriter has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to United Kingdom Investors

        This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Hong Kong

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

 LEGAL MATTERS

        Vinson & Elkins L.L.P., Houston, Texas will pass upon the validity of the shares of our Class A common stock offered under this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Baker Botts L.L.P., Houston, Texas.

EXPERTS

        Pannell Kerr Forster of Texas, P.C., independent registered public accounting firm, has audited the consolidated financial statements of SES Holdings, LLC for the year ended December 31, 2015. We have included the aforementioned financial statements in this prospectus in reliance upon the reports of Pannell Kerr Forster of Texas, P.C., and upon authority of such firm as experts in the field of accounting and auditing.

        The audited financial statements as of and for the year ended December 31, 2016 included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

Change in Accountants

        On June 17, 2016, our board of directors approved the dismissal of Pannell Kerr Forster of Texas, P.C. ("PKF"), from its role as our independent registered public accounting firm.

        The report of PKF on our consolidated financial statements for the year ended December 31, 2015, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

        During the fiscal year ended December 31, 2015, and in the subsequent interim period through June 17, 2016, we had no disagreements with PKF on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PKF, would have caused PKF to make reference to the subject matter of the disagreements in connection with its reports on the consolidated financial statements for such periods.

        We provided PKF with a copy of this disclosure prior to its filing and requested that PKF furnish us with a letter addressed to the SEC stating whether it agrees with the above statements and, if not, stating the respect in which it does not agree. A copy of PKF's letter, dated March 2, 2017, is attached as Exhibit 16.1.

        On June 17, 2016, our board of directors approved the engagement of Grant Thornton LLP as our new independent registered public accounting firm. We did not consult Grant Thornton LLP regarding (1) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or any reportable event (as described in Item 304(a)(1)(v) of Regulation S-K), during the two years ended December 31, 2015 and 2014 and the period from December 31, 2015 to June 17, 2016.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        As a result of this offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our shareholders with annual reports containing financial statements certified by an independent public accounting firm

Select Energy Services, Inc.

Consolidated Financial Statements

December 31, 2016 and 2015

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
SELECT ENERGY SERVICES, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services, Inc.

        We have audited the accompanying consolidated balance sheet of Select Energy Services, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2016 and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Select Energy Services, Inc. and subsidiaries as of December 31, 2016, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Dallas, Texas
March 2, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Select Energy Services, Inc.

        We have audited the accompanying consolidated balance sheet of SES Holdings, LLC and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SES Holdings, LLC and subsidiaries as of December 31, 2015, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
November 22, 2016

SELECT ENERGY SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	As of December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$40,041	$16,305
Accounts receivable trade, net of allowance for doubtful
accounts of $2,144 and $2,351, respectively	75,892	79,479
Accounts receivable, related parties	135	224
Inventories	1,001	701
Prepaid expenses and other current assets	7,586	10,408

Total current assets	124,655	107,117

Property and equipment	739,386	736,418
Accumulated depreciation	(490,519)	(367,726)

Property and equipment, net	248,867	368,692

Goodwill	12,242	150,771
Other intangible assets, net	11,586	19,840
Other assets	7,716	3,828

Total assets	$405,066	$650,248

Liabilities and Equity
Current liabilities
Accounts payable	$10,796	$9,745
Accounts payable and accrued expenses, related parties	648	112
Accrued salaries and benefits	2,511	2,658
Accrued insurance	10,338	16,437
Accrued expenses and other current liabilities	22,091	14,293
Current maturities of long-term debt	—	22,305

Total current liabilities	46,384	65,550

Accrued lease obligations	15,946	—
Other long term liabilities	8,028	11,582
Long-term debt, net of current maturities	—	245,341

Total liabilities	70,358	322,473

Commitments and contingencies (Note 8)
Members' capital—no Predecessor units and 38,398,649 Predecessor units issued and outstanding as of December 31, 2016 and 2015, respectively	—	317,154
Class A-1 common stock, $0.01 par value; 40,000,000 shares authorized and 16,100,000 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	161	—
Class A common stock, $0.01 par value; 250,000,000 shares authorized and 3,802,972 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	38	—
Class B common stock, $0.01 par value; 150,000,000 shares authorized and 38,462,541 shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	385	—
Preferred stock, $0.01 par value; 50,000,000 shares authorized and no shares issued and outstanding as of December 31, 2016; no shares authorized, issued, and outstanding as of December 31, 2015	—	—
Additional paid-in capital	113,175	—
Accumulated deficit	(1,043)	—

Total stockholders' equity / members' capital	112,716	317,154

Noncontrolling interests	221,992	10,621

Total equity	334,708	327,775

Total liabilities and equity	$405,066	$650,248

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data)

	Year Ended December 31,
	2016	2015
Revenue
Water solutions	$241,455	$427,496
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

Total revenue	302,399	535,577
Costs of revenue
Water solutions	200,399	332,411
Accommodations and rentals	22,019	37,957
Wellsite completion and construction services	29,089	48,356
Depreciation and amortization	95,020	104,608

Total costs of revenue	346,527	523,332

Gross profit (loss)	(44,128)	12,245
Operating expenses
Selling, general and administrative	34,643	56,548
Depreciation and amortization	2,087	3,104
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Lease abandonment costs	19,423	—

Total operating expenses	254,845	81,018

Loss from operations	(298,973)	(68,773)
Other income (expense)
Interest expense, net	(16,128)	(13,689)
Other income, net	629	893

Loss before tax expense	(314,472)	(81,569)
Tax benefit (expense)	524	(324)

Net loss from continuing operations	(313,948)	(81,893)
Net income from discontinued operations, net of tax	—	21

Net loss	(313,948)	(81,872)
Less: Net loss attributable to Predecessor	306,481	80,891
Less: Net loss attributable to noncontrolling interests	6,424	981

Net loss attributable to Select Energy Services, Inc.	$(1,043)	$—

Allocation of net loss attributable to:
Class A-1 stockholders	$(844)
Class A stockholders	(199)
Class B stockholders	—

	$(1,043)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	16,100,000

Class A—Basic & Diluted	3,802,972

Class B—Basic & Diluted	38,462,541

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

Pro forma net loss per share attributable to common stockholders (unaudited):
Class A-1—Basic & Diluted	$(4.49)

Class A—Basic & Diluted	$(4.49)

Class B—Basic & Diluted	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Year Ended December 31,
	2016	2015
Net loss	$(313,948)	$(81,872)
Other comprehensive income (loss)
Interest rate derivatives designated as cash flow hedges
Unrealized holding loss arising during period	(106)	(277)
Net amount reclassified to earnings	113	338

Net change in unrealized gain (loss)	7	61

Comprehensive loss	(313,941)	(81,811)
Less: Comprehensive loss attributable to Predecessor	306,474	80,830
Less: Comprehensive loss attributable to noncontrolling interests	6,424	981

Comprehensive loss attributable to Select Energy Services, Inc.	$(1,043)	$—

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands, except share data)

	Predecessor		Class A-1 Stockholders		Class A Stockholders		Class B Stockholders		Preferred Stockholders				Accumulated Other Comprehensive Income (Loss)
	Units	Members' Capital	Shares	Class A-1 Common Stock	Shares	Class A Common Stock	Shares	Class B Common Stock	Shares	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit		Total Stockholders' Equity	Noncontrolling Interests	Total
Balance as of December 31, 2014	38,398,649	$401,608	—	$—	—	$—	—	$—	—	$—	$—	$—	$(68)	$—	$11,510	413,050
Member distributions	—	(4,248)	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,248)
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	92	92
Equity-based compensation	—	692	—	—	—	—	—	—	—	—	—	—	—	—	—	692
Fair value of interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	61	—	—	61
Net loss	—	(80,891)	—	—	—	—	—	—	—	—	—	—	—	—	(981)	(81,872)

Balance as of December 31, 2015	38,398,649	317,161	—	—	—	—	—	—	—	—	—	—	(7)	—	10,621	327,775
Member contributions	3,866,864	23,519	—	—	—	—	—	—	—	—	—	—	—	—	—	23,519
Purchase of additional controlling interest	—	707	—	—	—	—	—	—	—	—	—	—	—	—	(1,055)	(348)
Noncontrolling interest in subsidiary	—	—	—	—	—	—	—	—	—	—	—	—	—	—	138	138
Equity-based compensation	—	317	—	—	—	—	—	—	—	—	—	—	—	—	—	317
Fair value of interest rate swap	—	—	—	—	—	—	—	—	—	—	—	—	7	—	—	7
Net loss prior to 144A Offering	—	(306,481)	—	—	—	—	—	—	—	—	—	—	—	—	(4,407)	(310,888)

														—
Balance prior to reorganization and 144A Offering transactions	42,265,513	35,223	—	—	—	—	—	—	—	—	—	—	—	—	5,297	40,520
Reorganization and 144A Offering	(42,265,513)	(35,223)	16,100,000	161	3,802,972	38	38,462,541	385	—	—	331,887	—	—	332,471	—	297,248
Initial allocation of noncontrolling interest of Select Energy Services, Inc. effective on date of 144A Offering	—	—	—	—	—	—	—	—	—	—	(218,712)	—	—	(218,712)	218,712	—
			—
Balance subsequent to reorganization and 144A Offering transactions	—	—	16,100,000	161	3,802,972	38	38,462,541	385	—	—	113,175	—	—	113,759	224,009	337,768

Net loss subsequent to reorganization and 144A Offering	—	—	—	—	—	—	—	—	—	—	—	(1,043)	—	(1,043)	(2,017)	(3,060)

Balance as of December 31, 2016	—	$—	16,100,000	$161	3,802,972	$38	38,462,541	$385	—	$—	$113,175	$(1,043)	$—	$112,716	$221,992	$334,708

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended December 31,
	2016	2015
Cash flows from operating activities
Net loss	$(313,948)	$(81,872)
Adjustments to reconcile net loss to net cash provided by operating activities
Depreciation and amortization	97,107	107,712
Gain on disposal of property and equipment	(97)	(760)
Bad debt expense	2,385	3,179
Amortization of debt issuance costs	3,435	576
Equity-based compensation	317	692
Impairment of goodwill and other intangible assets	138,666	21,366
Impairment of property and equipment	60,026	—
Loss on the sale of business unit	—	972
Other operating items, net	(1,619)	(2,340)
Changes in operating assets and liabilities
Accounts receivable	1,290	140,426
Prepaid expenses and other assets	1,224	3,112
Accounts payable and accrued liabilities	16,345	(41,064)

Net cash provided by operating activities	5,131	151,999

Cash flows from investing activities
Proceeds received from investments	—	830
Purchase of property, equipment, and intangible assets	(36,290)	(54,076)
Proceeds received from sale of business unit	—	400
Proceeds received from sale of property and equipment	9,335	14,143

Net cash used in investing activities	(26,955)	(38,703)

Cash flows from financing activities
Proceeds from 144A Offering, net of underwriter fees and expenses	297,248	—
Member contributions	23,519	—
Proceeds from issuance of long-term debt	27,500	5,000
Payments on long-term debt	(298,000)	(107,000)
Payment of debt issuance costs	(4,497)	(1,192)
Purchase of noncontrolling interests	(348)	—
Proceeds from noncontrolling interests	138	92
Member distributions	—	(4,248)

Net cash provided by (used in) financing activities	45,560	(107,348)

Effect of exchange rate changes on cash	—	75

Net increase in cash and cash equivalents	23,736	6,023
Cash and cash equivalents, beginning of period	16,305	10,282

Cash and cash equivalents, end of period	$40,041	$16,305

Supplemental cash flow disclosure:
Cash paid for interest	$12,773	$10,584

Cash paid (refunded) for taxes	$(192)	$2,262

Supplemental disclosure of noncash investing activities:
Capital expenditures included in accounts payable and accrued liabilities	$1,563	$936

The accompanying notes to consolidated financial statements are an integral part of these financial statements.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—BUSINESS AND BASIS OF PRESENTATION

        Description of the business:    Select Energy Services, Inc. ("Select Energy Services" or "the Company") was incorporated as a Delaware corporation on November 21, 2016. The Company is a holding company whose sole material asset consists of a membership interest in SES Holdings, LLC ("SES Holdings" or the "Predecessor"). SES Holdings was formed in July 2008 and in October 2008, members of Select Energy Services, LLC ("Select"), formerly known as Peak Oilfield Services, LLC ("Peak"), a Delaware limited liability company, formed in December 2006, transferred all interests in Select to SES Holdings in exchange for membership interests in SES Holdings and Select became a wholly-owned subsidiary of SES Holdings.

        Select Energy Services is an oilfield services company that provides water solutions to the U.S conventional oil and natural gas industry. The Company offers water-related services that support oil and gas well completion and production activities including containment, monitoring, treatment, flowback, hauling and disposal in the U.S. shale basins. These services establish and maintain the flow of oil and natural gas throughout the productive life of a horizontal well.

        The Company also operates a wellsite services group as a part of its total water solutions offering. These services include equipment rental, accommodations, crane and logistics services, wellsite and pipeline construction, and field services. The Company conducts its wellsite services activities on a third-party contractual basis unrelated to its water-related services.

        Reorganization:    On December 20, 2016, Select Energy Services completed a private placement of equity for 16,100,000 shares of Class A-1 common stock (the "144A Offering") at an offering price of $20.00 per share. In conjunction with the 144A Offering, SES Holdings' then existing Class A and Class B units were converted into a single class of common units and SES Holdings effected a 10.3583 for 1 unit split. In exchange for the contribution of all net proceeds from the 144A Offering, SES Holdings issued 16,100,000 common units to Select Energy Services, and Select Energy Services became the sole managing member of SES Holdings. Select Energy Services issued 38,462,541 shares of Class B common stock, or one share for each common unit of SES Holdings held by SES Legacy Holdings, LLC ("Legacy Owner Holdco"). The Company also acquired 3,802,972 common units of SES Holdings from certain legacy owners (the "Contributing Legacy Owners") in exchange for the issuance of 3,802,972 shares of Class A common stock. Shareholders of Class A-1, Class A, and Class B common stock vote together as a single class on all matters. Shareholders of Class B common stock have voting rights only and are not entitled to an economic interest in Select Energy Services, Inc. based on their ownership of Class B common stock. The reorganization transactions were treated as a combination of entities under common control with assets and liabilities transferred at their carrying amounts in a manner similar to a pooling of interests. Unless otherwise stated or the context otherwise indicates, all references to the "Company" or similar expressions for time periods prior to the reorganization and 144A Offering transactions refer to SES Holdings, LLC and its subsidiaries. For time periods subsequent to the reorganization and 144A Offering transactions, these terms refer to Select Energy Services, Inc. and its subsidiaries.

        Credit facility:    Concurrent with the closing of the 144A Offering, the Company repaid all debt outstanding and amended its senior secured credit facility to reduce the total commitment of its revolving line of credit to $100.0 million. See Note 7—Debt for further discussion.

        Exchange rights:    Under the SES Holdings LLC Agreement, Legacy Owner Holdco has the right (an "Exchange Right") to cause SES Holdings to acquire all or a portion of its common units of SES

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NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

Holdings for, at SES Holdings' election, (i) shares of the Company's Class A common stock at an exchange ratio of one share of Class A common stock for each common unit of SES Holdings exchanged, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions or (ii) cash in an amount equal to the Cash Election Value (as defined within the SES Holdings LLC Agreement) of such Class A common stock. Alternatively, upon the exercise of any Exchange Right, the Company will have the right (the "Call Right") to acquire the tendered common units of SES Holdings from the exchanging unitholder for, at its election, (i) the number of shares of Class A common stock the exchanging unitholder would have received under the exchange Right or (ii) cash in an amount equal to the Cash Election Value of such Class A common stock. In connection with any exchange of common units of SES Holdings pursuant to an Exchange Right or Call Right, the corresponding number of shares of the Company's Class B common stock will be cancelled.

        Registration rights:    In December 2016, in connection with the closing of the 144A Offering, Select Energy Services entered into a registration rights agreement with FBR Capital Markets & Co. Under this registration rights agreement, the Company agreed, at its expense, to file with the SEC, in no event later than April 30, 2017, a shelf registration statement registering for resale the 16,100,000 shares of the Company's Class A-1 common stock sold in the 144A Offering plus any additional shares of Class A-1 common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise, and to cause such registration statement to be declared effective by the SEC as soon as practicable but in any event within 180 days after the initial filing of such registration statement. Each share of Class A-1 common stock will be automatically converted into a share of Class A common stock on a one-for-one basis (i) immediately prior to the closing of this offering or any closing of the underwriters' option to purchase additional shares, as applicable, for any shares of Class A-1 common stock that are convertible into shares of Class A common stock that will be sold in this offering by certain of the 144A Investors and (ii) upon the effectiveness of a registration statement filed to permit resales of shares purchased in the 144A Offering for any shares of Class A-1 common stock outstanding after the closing of this offering. Investors in the 144A Offering will be entitled to make sales under such registration statement 60 days following the completion of this offering. In addition, Legacy Owner Holdco has the right, under certain circumstances, to cause the Company to register the shares of Class A common stock obtained pursuant to the Exchange Right.

        Tax receivable agreement:    Concurrent with the closing of the 144A Offering, the Company entered into a Tax Receivable Agreement with certain legacy owners, and their affiliates, of SES Holdings. See Note 12—Related Party Transactions for further discussion.

        Basis of presentation:    The consolidated financial statements include the accounts of Select Energy Services and all of its majority-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

        The Company's historical financial statements prior to the 144A Offering are prepared using SES Holdings' historical basis in the assets and liabilities, and include all revenues, costs, assets and liabilities attributed to SES Holdings.

        For investments in subsidiaries that are not wholly-owned, but where the Company exercises control, the equity held by the minority owners and their portion of net income (loss) are reflected as noncontrolling interests. Investments in entities in which Select Energy Services exercises significant

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NOTE 1—BUSINESS AND BASIS OF PRESENTATION (Continued)

influence over operating and financial policies are accounted for using the equity method, and investments in entities for which the Company does not have significant control or influence are accounted for using the cost method.

        Discontinued operations:    The Company considers a component of its business to be one that comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of its business. The operating results of a component of its business that either has been disposed of or is classified as held for sale are presented as discontinued operations when the operations and cash flows of the component have been or will be eliminated from its ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the disposed component.

        Segment reporting:    The Company operates in three operating and reportable segments. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The Company's chief operating decision maker assesses performance and allocates resources on the basis of the three reportable segments.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

        Use of estimates:    The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        On an ongoing basis, the Company evaluates its estimates, including those related to recoverability of long-lived assets and intangibles, useful lives used in depreciation and amortization, uncollectible accounts receivable, income taxes, self-insurance liabilities, share-based compensation and contingent liabilities. The Company bases its estimates on historical and other pertinent information that are believed to be reasonable under the circumstances. The accounting estimates used in the preparation of the consolidated financial statements may change as new events occur, as more experience is acquired, as additional information is obtained and as the Company's operating environment changes.

        Cash and cash equivalents:    The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Accounts receivable and allowance for doubtful accounts:    Accounts receivable are stated at the invoiced amount, or the earned but not yet invoiced amount, net of an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on the review of several factors, including historical collection experience, current aging status of the customer accounts, and financial condition of its customers. Accounts receivable are written off when a settlement is reached for an amount less than the outstanding historical balance or when the Company determines that it is probable the balance will not be collected.

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The change in allowance for doubtful accounts is as follows:

(in thousands)	2016	2015
Balance at beginning of year	2,351	3,169
Provisions for bad debts, included in SG&A expense	2,385	576
Uncollectible receivables written off	(2,592)	(1,394)

Balance at end of year	2,144	2,351

        Concentrations of credit and customer risk:    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The amounts held in financial institutions periodically exceed the federal insured limit. Management believes that the financial institutions are financially sound and the risk of loss is minimal. The Company minimizes its exposure to counterparty credit risk by performing credit evaluations and ongoing monitoring of the financial stability of its customers. There were no customers that accounted for more than 10.0% of the Company's consolidated revenues for the year ended December 31, 2016. During 2015, Anadarko Petroleum Corporation accounted for 10.6% of the Company's consolidated revenues.

        Inventories:    The Company values its inventories at lower of cost or market using the first-in, first-out ("FIFO") method. Inventory costs primarily consist of water containment sections sold to customers in the ordinary course of business.

        Debt issuance costs:    Debt issuance costs consist of costs directly associated with obtaining credit with financial institutions. These costs are recorded as a direct deduction from the carrying value of the associated debt liability and are generally amortized on a straight-line basis over the life of the credit agreement, which approximates the effective-interest method. Any unamortized debt issue costs are expensed in the year when the associated debt instrument is terminated. Amortization expense for debt issuance costs was $3.4 million and $3.2 million for the years ended December 31, 2016 and 2015, respectively, and is included in interest expense in the consolidated statements of operations.

        Property and equipment:    Property and equipment are stated at cost less accumulated depreciation.

        Depreciation is calculated on a straight line basis over the estimated useful life of each asset as noted below:

Asset Classification	Useful Life (years)
Buildings and improvements	30 or lease term
Vehicles and equipment	5
Machinery and equipment	2 - 15
Computer equipment and software	3 - 4
Office furniture and equipment	7
Disposal wells	7 - 10
Helicopters	7

        Depreciation expense related to the Company's property and equipment was $88.2 million and $98.3 million for the years ended December 31, 2016 and 2015, respectively.

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Expenditures for additions to property and equipment and major replacements are capitalized when they significantly increase the functionality or extend the useful life of the asset. Gains and losses on dispositions, maintenance, repairs and minor replacements are included in the consolidated statements of operations as incurred. See Note 5—Property and Equipment for further discussion.

        Goodwill and other intangible assets:    Goodwill represents the excess of the purchase price of acquisitions over the fair value of the net assets acquired. Goodwill and other intangible assets not subject to amortization are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangible assets with finite useful lives are amortized either on a straight-line basis over the asset's estimated useful life or on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized.

        Impairment of long-lived and intangible assets:    Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Recoverability is measured by a comparison of its carrying amount to the estimated undiscounted cash flows to be generated by those assets. If the undiscounted cash flows are less than the carrying amount, the Company records impairment losses for the excess of its carrying value over the estimated fair value. The development of future cash flows and the estimate of fair value represent its best estimates based on industry trends and reference to market transactions and are subject to variability. The Company considers the factors within the fair value analysis to be Level 3 inputs within the fair value hierarchy. Due to certain economic factors related to oil prices and rig counts, during 2015, an impairment loss of $1.3 million related to other intangible assets was recognized within impairment of intangible assets in the consolidated statements of operations. The impairment related to certain intangible assets within the Company's Water Solutions segment. The Company determined that triggering events existed during 2016 resulting in an evaluation of the recoverability of the carrying value of certain property and equipment. As a result of this evaluation, the Company recorded impairment of property and equipment of $60.0 million related to the Company's Water Solutions segment. See Note 11—Fair Value Measurement for further discussion.

        The Company conducts its annual goodwill impairment test in the fourth quarter each year, or more frequently if indicators of impairment exist. The Company's annual impairment tests utilize discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of its reporting units. The Company's reporting units are based on its organizational and reporting structure.

        If the fair value of the reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the implied fair value of the reporting unit's goodwill is less than its carrying value. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions. These estimates and assumptions are affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and natural gas companies. The Company considers these factors to be Level 3 inputs within the fair value hierarchy.

        While the Company believes that the estimates and assumptions used in its annual impairment tests are reasonable, changes in these estimates and assumptions could impact the determination of its

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reporting unit fair value. Due to certain economic factors related to oil prices and rig counts during 2015, an impairment loss of $20.1 million related to goodwill was recognized in the consolidated statements of operations for the year ended December 31, 2015. The Company determined that additional triggering events were present during 2016 resulting in a goodwill impairment assessment of $138.5 million, primarily related to the Company's Water Solutions segment. See Note 6—Goodwill and Other Intangible Assets and Note 11—Fair Value Measurement for further discussion.

        Asset retirement obligations:    The asset retirement obligation ("ARO") liability reflects the present value of estimated costs of plugging, site reclamation, and similar activities associated with the Company's salt water disposal wells. The Company utilizes current retirement costs to estimate the expected cash outflows for retirement obligations. The Company also estimates the productive life of the disposal wells, a credit-adjusted risk-free discount rate, and an inflation factor in order to determine the current present value of this obligation. The Company's ARO liabilities are included in accrued expenses and other current liabilities and other long term liabilities during the years ended December 31, 2016 and 2015.

        The change in asset retirement obligations is as follows:

(in thousands)	2016	2015
Balance at beginning of year	1,483	1,560
Accretion expense, included in Depreciation and Amortization expense	155	150
Change in estimate	30	(60)
Settlements	—	(167)

Balance at end of year	1,668	1,483

        Self-insurance:    The Company self-insures, through deductibles and retentions, up to certain levels for losses related to general liability, workers' compensation and employer's liability, and vehicle liability. The Company's exposure (i.e. the retention or deductible) per occurrence is $1.0 million for general liability, $1.0 million for workers' compensation and employer's liability, and $1.0 million for vehicle liability. The Company also has an excess loss policy over these coverages with a limit of $50.0 million in the aggregate. Management regularly reviews its estimates of reported and unreported claims and provide for losses through reserves. Prior to June 1, 2016, the Company was self-insured for group medical claims subject to a deductible of $250 thousand for large claims. As of June 1, 2016, the Company is fully-insured for group medical.

        Employee benefit plans:    The Company sponsors a defined contribution 401(k) Profit Sharing Plan (the "401(k) Plan") for the benefit of substantially all employees of the Company. The 401(k) Plan allows eligible employees to make tax-deferred contributions, not to exceed annual limits established by the Internal Revenue Service. Prior to December 4, 2015, the Company made matching contributions of 100% of employee contributions, up to 4% of compensation. These matching contributions were vested immediately. Effective December 4, 2015, the employer match was discontinued for all employees. The Company did not make any matching contributions for the year ended December 31, 2016. The Company's contributions were $1.9 million for the year ended December 31, 2015.

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue recognition:    The Company recognizes revenue when it is realized or realizable and earned. Revenues are considered realized or realizable and earned when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller's price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. Services are typically priced on a throughput, day-rate, hourly-rate, or per-job basis depending on the type of services provided. The Company's services are generally governed by a service agreement or other persuasive evidence of an arrangement that include fixed or determinable fees and do not generally include right of return provisions or other significant post-delivery obligations. Collectability is reasonably assured based on the establishment of appropriate credit qualification prior to services being rendered. Revenue generated by each of the Company's segments are outlined as follows:

  Water Solutions—The Company's Water Solutions segment provides water-related services to customers, including the sourcing and transfer of water; the containment of fluids; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling, transportation, and recycling or disposal of fluids. Revenue from water solutions is primarily based on a per-barrel price or other throughput metric as specified in the contract. We recognize revenue from water solutions when services are performed.

  The Company's agreements with its customers are often referred to as "price sheets" and sometimes provide pricing for multiple services. However, these agreements generally do not authorize the performance of specific services or provide for guaranteed throughput amounts. As customers are free to choose which services, if any, to use based on the Company's price sheet, the Company prices its separate services on the basis of their standalone selling prices. Customer agreements generally do not provide for performance-, cancellation-, termination-, or refund-type provisions. Services based on price sheets with customers are generally performed under separately-issued "work orders" or "field tickets" as services are requested. Of the Company's Water Solutions service lines, only sourcing and transfer of water are consistently provided as part of the same arrangement. In these instances, revenue for both sourcing and transfer are recognized concurrently when delivered.

  Accommodations and Rentals—The Company's Accommodations and Rentals segment provides workforce accommodations and surface rental equipment. Accommodation services include trailer housing and mobile home units for field personnel. Equipment rentals are related to the accommodations and include generators, sewer and water tanks, and communication systems. Revenue from accommodations and equipment rental is typically recognized on a day-rate basis.

  Wellsite Completion and Construction Services—The Company's Wellsite Completion and Construction Services segment provides crane and logistics services, wellsite and pipeline construction, and field services. Revenue for heavy-equipment rental is typically recognized on a day-rate basis. Construction or field personnel revenue is based on hourly rates or on a per-job basis as services are performed.

        Equity-based compensation:    The Company accounts for equity-based awards by measuring the awards at the date of grant and recognizing the grant-date fair value as an expense using either straight-line or accelerated attribution, depending on the specific terms of the award agreements over the requisite service period, which is usually equivalent to the vesting period. The Company expenses awards with graded-vesting service conditions on a straight-line basis.

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company has liability awards that are expected to be settled in cash. Liability awards are recorded as accrued liabilities based on the estimated fair value of the awards expected to vest and are remeasured at each reporting date until settled. These awards are subject to revision based on the impact of certain performance conditions associated with the incentive plans. See Note 9—Equity-based Compensation for further discussion.

        Foreign currency:    For its subsidiaries in Canada, where the local currency is the functional currency, the Company historically translated assets and liabilities using the exchange rates in effect at the balance sheet dates, while income and expense items were translated using average exchange rates during the period. The resulting gains or losses arising from the translation of accounts from the functional currency to the U.S. Dollar were reported in the consolidated statements of comprehensive income (loss). See Note 3—Discontinued Operations for further discussion.

        Derivatives and hedging:    The Company accounts for certain interest rate swaps as cash flow hedges. Management formally assesses both at the hedge's inception and on an ongoing basis that the derivative will be highly effective in offsetting changes in cash flows of the related hedged items. The fair values of the derivatives are recognized as either assets or liabilities in the consolidated balance sheets. The effective portions of the changes in fair values of the derivative contracts are initially recorded in accumulated other comprehensive income and reclassified into the statement of operations in the period in which earnings are impacted by the hedged items or in the period that the transaction no longer qualifies as a cash flow hedge. The ineffective portion of the gains or losses on the derivative contracts, if any, is recognized in the consolidated statement of operations as it is incurred. See Note 10—Derivative Financial Instruments for further discussion.

        Fair value measurements:    The Company measures certain assets and liabilities pursuant to accounting guidance which establishes a three-tier fair value hierarchy and prioritizes the inputs used in measuring fair value. Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices or other market data for similar assets and liabilities in active markets, or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based upon its own judgment and assumptions used to measure assets and liabilities at fair value. See Note 11—Fair Value Measurement for further discussion.

        Income taxes:    Select Energy Services is subject to U.S. federal and state income taxes as a corporation. SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to their taxable income is passed through to their members or partners. Accordingly, the Company is subject to U.S. federal income taxation on its allocable share of SES Holdings' net U.S. taxable income. The state of Texas includes in its tax system a franchise tax applicable to the Company and an accrual for franchise taxes is included in the financial statements when appropriate.

        The Company and its subsidiaries account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

recovered or settled pursuant to the provisions of Accounting Standards Codification ("ASC") 740, Income Taxes. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized.

        Due to significant operating losses during historical periods, the Company determined that any deferred tax assets that would result from giving pro forma effect to the reorganization and 144A Offering would be fully offset by a valuation allowance. As a result, the pro forma tax effect and impact on earnings per share data would be zero.

        The determination of the provision for income taxes requires significant judgment, use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from taxing authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes through the provision for income taxes. The Company recognizes interest and penalties relating to uncertain tax provisions as a component of tax expense. The Company identified no uncertain tax positions as of December 31, 2016 and 2015. See Note 13—Income Taxes for further discussion.

        Pro forma earnings per share (unaudited):    The computation of unaudited pro forma earnings per share of $(4.49) per share gives effect to (1) the reorganization and 144A Offering transactions as described in the notes to consolidated financial statements and (2) the issuance of 10,600,000 shares of Class A common stock to be offered in the Company's initial public offering as if both of these transactions occurred as of January 1, 2016. If the computation of unaudited pro forma earnings per share were to only give effect to the issuance of shares of Class A common stock in the initial public offering that would be required to be sold to extinguish "as adjusted" total long-term debt related to the Permian Acquisition for the period subsequent to the reorganization and 144A Offering transactions, it would result in basic and diluted pro forma net loss per share attributable to Class A-1 and Class A stockholders of $(0.05).

        Recent accounting pronouncements:    In May 2014, the Financial Accounting Standards Board (the "FASB") issued an accounting standards update ("ASU") on a comprehensive new revenue recognition standard that will supersede ASC 605, Revenue Recognition. The new accounting guidance creates a framework under which an entity will allocate the transaction price to separate performance obligations and recognize revenue when each performance obligation is satisfied. Under the new standard, entities will be required to use judgment and make estimates, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price, allocating the transaction price to each separate performance obligation, and determining when an entity satisfies its performance obligations. The standard allows for either "full retrospective" adoption, meaning that the standard is applied to all of the periods presented with a cumulative catch-up as of the earliest period presented, or "modified retrospective" adoption, meaning the standard is applied only to the most current period presented in the financial statements with a cumulative catch-up as of the current period. In August 2015, the FASB decided to defer the original effective date by one year to be effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019 for nonpublic entities. The

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

        In August 2014, the FASB issued an ASU which requires management to assess a company's ability to continue as a going concern and to provide related footnote disclosures in certain circumstances. Before this new standard, there was minimal guidance in U.S. GAAP specific to going concern. Under the new standard, disclosures are required when conditions give rise to substantial doubt about a company's ability to continue as a going concern within one year from the financial statement issuance date. The new standard applies to all entities and is effective for the annual period ending after December 15, 2016, and all annual and interim periods thereafter. The Company's adoption of this new guidance during the year ended December 31, 2016 did not have a material impact on its consolidated financial statements and related disclosures.

        In April 2015, the FASB issued an accounting standards update that requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying value of that debt liability, consistent with debt discounts. The guidance is effective retrospectively for fiscal years, beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016, for nonpublic entities. Early adoption is permitted for financial statements that have not been previously issued. The Company adopted this guidance in 2016 and retrospectively reclassified $2.9 million of debt issuance costs that was previously presented as other long term assets to a direct deduction from the carrying value of short-term and long-term debt within the consolidated balance sheets as of December 31, 2015.

        In November 2015, the FASB issued an accounting standards update which amends existing guidance on income taxes to require the classification of all deferred tax assets and liabilities as noncurrent on the balance sheet. The pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018 for nonpublic entities, and may be applied either prospectively or retrospectively. The Company plans to adopt this guidance during the year ended December 31, 2017 and does not expect the adoption to have a material impact on its consolidated financial statements and related disclosures.

        In February 2016, the FASB issued an accounting standards update for leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in the current accounting guidance as well as the FASB's new revenue recognition standard. However, the ASU eliminates the use of bright-line tests in determining lease classification as required in the current guidance. The ASU also requires additional qualitative disclosures along with specific quantitative disclosures to better enable users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The pronouncement is effective for annual reporting periods beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, for nonpublic entities using a modified retrospective approach. Early adoption is permitted. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures and has not yet determined the method by which it will adopt the standard.

        In March 2016, the FASB issued an accounting standards update that provides a new requirement to record all of the tax effects related to share-based payments at settlement (or expiration) through

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NOTE 2—SIGNIFICANT ACCOUNTING POLICIES (Continued)

the income statement. This pronouncement is effective for annual reporting periods beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018, for nonpublic entities. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In August 2016, the FASB issued an accounting standards update addressing the classification and presentation of eight specific cash flow issues that currently result in diverse practices. The amendments provide guidance in the presentation and classification of certain cash receipts and cash payments in the statement of cash flows including debt prepayment or debt extinguishment costs, settlement of zero-coupon debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, and distributions received from equity method investees. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. The amendments in this ASU should be applied using a retrospective approach. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

        In January 2017, the FASB issued an accounting standards update clarifying the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This pronouncement is effective for annual reporting periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, for nonpublic entities. The Company is still evaluating the impact that the new accounting guidance will have on its consolidated financial statements and related disclosures.

NOTE 3—DISCONTINUED OPERATIONS

        During the year ended December 31, 2016, there were no activities or cash flows related to discontinued operations.

        During the year ended December 31, 2015, the Company completed the liquidation of certain Canadian subsidiaries disposed of during 2014. The results of operations related to discontinued operations consisted of other (income) expense, net in the amount of $21 thousand within the consolidated statement of operations for the year ended December 31, 2015.

        The cash flows from discontinued operations were as follows:

Year Ended December 31, 2015
(in thousands)
Net cash provided by operating activities	$400
Net cash provided by investing activities	679
Net cash used in financing activities	(1,678)
Effect of exchange rate changes on cash	75

Net increase in cash	$(524)

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4—EXIT AND DISPOSAL ACTIVITIES

        Due to a reduction in industry activity from 2014, the Company made the decision to close 15 facilities and consolidate operations for the purpose of improving operating efficiencies. The Company recorded $19.4 million of charges related to exit and disposal activities and reclassified $1.1 million of deferred rent related to accrued lease obligations related to exited facilities. The Company had a remaining balance of $19.1 million, inclusive of a short-term balance of $3.1 million in accrued expenses and other current liabilities, as of December 31, 2016 related to accrued lease obligations and terminations at exited facilities within its Water Solutions segment. As of December 31, 2016, the Company has completed its exit from underperforming facilities but will continue to make non-cancelable lease payments for related facilities through the year ended 2027. The Company's abandonment of these facilities is not a part of a formalized exit plan.

	Balance as of December 31, 2015	Provision during the year ended December 31, 2016	Payments during the year ended December 31, 2016	Balance as of December 31, 2016
	(in thousands)
Lease obligations and terminations	$—	$19,423	$1,423	$18,000
Reclassification of deferred rent	—			1,069

Total	$—			$19,069

NOTE 5—PROPERTY AND EQUIPMENT

        Property and equipment consists of the following as of December 31, 2016 and 2015:

	December 31,
	2016	2015
	(in thousands)
Land	$8,593	$9,924
Buildings and leasehold improvements	83,352	82,834
Vehicles and equipment	24,114	8,993
Machinery and equipment	534,303	550,489
Computer equipment and software	11,102	10,256
Office furniture and equipment	4,275	4,329
Disposal wells	67,566	63,771
Helicopters	497	497
Construction in progress	5,584	5,325

	739,386	736,418
Less accumulated depreciation and impairment	(490,519)	(367,726)

Total property and equipment, net	$248,867	$368,692

        Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of declines in industry activity, the Company decided to shut-in certain disposal wells and abandon certain machinery and equipment and facilities at underperforming yards. As a result of these decisions, the Company evaluated the recoverability of the carrying value of certain property and equipment. The Company

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5—PROPERTY AND EQUIPMENT (Continued)

utilized a variety of methods to determine if the impairment of the asset was necessary. These methods included the use of long-term forecasts of the future revenues and costs related to the assets subject to review, estimated salvage value, and appraisals. For shut-in disposal wells, long-term forecasts of the future revenue and costs related to the assets were utilized to determine the impairment. The Company impaired machinery and equipment to its estimated salvage value, while owned buildings and land related to certain abandoned facilities at underperforming yards were impaired to appraisal values. Leasehold improvements related to leased abandoned facilities were fully impaired to the extent the Company determined there was no future value. As a result of these assessments, the Company recorded impairment of property and equipment of $60.0 million related to the Company's Water Solutions segment.

        The Company had no capital lease obligations as of December 31, 2016 and 2015.

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS

        Goodwill is evaluated for impairment on at least an annual basis, or more frequently if indicators of impairment exist. As a result of triggering events during 2015, the Company conducted its goodwill impairment test as of September 30, 2015 and recognized the impairment presented below. The Company determined that additional triggering events were present during the first half of 2016 resulting in an additional impairment assessment also as indicated below. The annual impairment tests are based on Level 3 inputs. The changes in the carrying amounts of goodwill by reportable segment for the years ended December 31, 2016 and 2015 are as follows:

	Water Solutions	Wellsite Completion and Construction Services	Accommodations and Rentals	Total
	(in thousands)
Balance as of December 31, 2014	$157,902	$12,242	$995	$171,139
Impairment	(20,136)	—	—	(20,136)
Dispositions	(232)	—	—	(232)

Balance as of December 31, 2015	137,534	12,242	995	150,771

Impairment	(137,534)	—	(995)	(138,529)

Balance as of December 31, 2016	$—	$12,242	$—	$12,242

        The components of other intangible assets are as follows:

	December 31, 2016
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$56,826	$48,236	$8,590
Other	5,491	2,495	2,996

Total other intangible assets	$62,317	$50,731	$11,586

	December 31, 2015
	Gross Value	Accumulated Amortization	Net Value
	(in thousands)
Customer relationships	$56,826	$40,163	$16,663
Other	4,924	1,747	3,177

Total other intangible assets	$61,750	$41,910	$19,840

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6—GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        Intangibles obtained through acquisitions are initially recorded at estimated fair value based on preliminary information which is subject to change until final valuations are obtained. Customer relationships and non-compete agreements are being amortized over estimated useful lives ranging from five to seven years and three to five years, respectively. Other intangible assets primarily relate to certain water rights that are amortized over estimated useful lives ranging from three to eight years.

        Amortization expense was $8.7 million and $9.3 million for the years ended December 31, 2016 and 2015, respectively.

        Future estimated amortization expense for other intangible assets as of December 31, 2016 for the next five succeeding years is expected to be as follows:

Year Ending December 31,	Amount
(in thousands)
2017	$7,473
2018	1,607
2019	166
2020	166
2021	166

NOTE 7—DEBT

        The Company had no debt outstanding as of December 31, 2016. The Company's long-term debt, net of debt issuance costs of $2.9 million, consisted of the following as of December 31, 2015:

As of December 31, 2015
(in thousands)
Revolving line of credit	$170,990
Credit facility term loan	96,656

Total debt	267,646
Less current maturities of long-term debt	22,305

Long-term debt	$245,341

Credit facility term loans and revolving line of credit

        Select Energy Services has a senior secured credit facility originally executed in May of 2011 which has been amended over time. The credit facility was amended on October 30, 2015 to reduce the total credit facility to $355.0 million, comprising a $105.0 million term loan and a $250.0 million revolving line of credit. Effective September 22, 2016, the Company amended its credit facility to amend certain provisions related to leverage ratio covenants and reduced the revolving line of credit to $215.0 million. Effective December 20, 2016, the Company amended its senior secured credit facility to extend the maturity date from February 28, 2018 to February 28, 2020 and reduce the revolving line of credit to $100 million. The agreement also amended certain financial covenants and restrictions and outlined a new pricing grid that is effective after receipt of the third quarter 2017 compliance certificate. Accrued interest is payable at the end of each quarter. The credit facility has a variable interest rate that ranges from either (i) the London interbank rate ("LIBOR") plus a margin for Eurodollar advances or (ii) the

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 7—DEBT (Continued)

applicable base rate plus a margin for base rate advances based on the Company's leverage ratio as outlined below. In addition, a commitment fee related to the revolving line of credit is payable at the end of each calendar quarter based on a rate of 0.500% per annum on any unused portion of the commitment under the credit agreement.

Leverage Ratio Before Receipt of Third Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

Leverage Ratio After Receipt of Third Quarter 2017 Compliance Certificate	Eurodollar Advances	Base Rate Advances
< 2.00	3.00%	2.00%
≥ 2.00 < 2.50	3.25%	2.25%
≥ 2.50 < 3.00	3.50%	2.50%
≥ 3.00 < 3.50	3.75%	2.75%
≥ 3.50 < 4.00	4.00%	3.00%
≥ 4.00	4.50%	3.50%

        Select Energy Services had no debt outstanding under the revolving line of credit as of December 31, 2016 and $173.0 million outstanding as of December 31, 2015. The weighted-average interest rate of outstanding borrowings under the revolving line of credit was 3.25% as of December 31, 2015. The borrowing capacity under the revolving line of credit was reduced by outstanding letters of credit of $16.3 million and $14.8 million as of December 31, 2016 and 2015, respectively. The Company's letters of credit have a variable interest rate between 3.00% and 4.50% based on the Company's leverage ratio as outlined above. The unused portion of the available borrowings under the revolving line of credit was $83.7 million and $62.2 million at December 31, 2016 and 2015, respectively.

        In connection with amending its credit facility, the Company incurred $4.5 million and $1.2 million of debt issuance costs during the years ended December 31, 2016 and 2015. Debt issuance costs are amortized to interest expense over the life of the debt to which they pertain. Total unamortized debt issuance costs as of December 31, 2016 and 2015 were $3.9 million and $2.9 million, respectively. As there are no drawn borrowings as of December 31, 2016, unamortized debt issuance costs are presented as a deferred asset. For December 31, 2015, unamortized debt issuance costs are presented as a direct deduction from the carrying value of the associated debt instruments.

        The Company's obligations under its senior secured credit facility are secured by substantially all of its assets. The credit facility contains customary events of default and covenants and limits its ability to incur additional indebtedness, pay dividends or make other distributions, create liens and sell assets. The Company was in compliance with all debt covenants as of December 31, 2016.

NOTE 8—COMMITMENTS AND CONTINGENCIES

Operating leases

        Select Energy Services is party to non-cancelable leases for operating locations, equipment and office space. Rent under the operating lease agreements is recognized ratably over the lease term. Total

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8—COMMITMENTS AND CONTINGENCIES (Continued)

expenses incurred under these operating lease agreements for the years ended December 31, 2016 and 2015 was $21.6 million and $39.2 million, respectively. In January 2016 the Company bought out vehicle operating leases at a total purchase price of $16.2 million.

        The Company has the following operating lease commitments under non-cancelable lease terms as of December 31, 2016:

Year Ending December 31,	Amount(1)
(in thousands)
2017	$13,407
2018	11,976
2019	7,297
2020	7,269
2021	7,145
Thereafter	37,661

Total	$84,755

(1)
The Company's operating lease commitments under non-cancelable lease terms as of December 31, 2016 include $40.3 million of lease payments related to facilities that are included within the accrual for exit and disposal activities. Refer to Note 4—Exit and Disposal Activities for further discussion.

Litigation

        The Company is named from time to time in various legal proceedings in the ordinary course of business. The legal proceedings are at different stages; however, the Company does not believe the resolution of any of these proceedings would be material to its financial position or results of operations.

General Business Risk

        As discussed in Note 1, the substantial majority of Company's customers are in the oil and gas industry. The oil and gas industry is currently facing unique challenges due to the continued volatility and depressed state of oil and gas prices.

NOTE 9—EQUITY-BASED COMPENSATION

        The 2011 Equity Incentive Plan, ("2011 Plan") was approved by the Predecessor's board of managers in April 2011. In conjunction with the 144A Offering, the Company adopted a long-term incentive plan (the "2016 Plan") for employees, consultants and directors of the Company and its affiliates. Options that were outstanding under the 2011 Plan prior to the 144A Offering were cancelled and replaced with new options under the 2016 Plan. The maximum number of shares that may be issued pursuant to the 2016 Plan shall not exceed 4,600,000 shares of Class A common stock plus 8% of any shares of Class A common stock sold in any underwritten public offering, subject to adjustment in the event of recapitalization or reorganization, or related to forfeitures or the expiration of awards. Equity options are granted with terms not to exceed ten years. Phantom Awards granted under the

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

Plan, upon vesting, entitle the Participant to receive an amount of cash based on the value of the underlying equity instrument.

Equity option awards

        Equity options were granted with an exercise price equal to or greater than the fair market value of its underlying equity instrument as of the date of grant. The Company values its equity on a quarterly basis using a market approach that includes a comparison to publicly traded peer companies using earnings multiples based on their market values and a discount for lack of marketability. The fair value measurement relies on Level 3 inputs. The estimated fair value of its equity options is expensed over their vesting period, which is generally three years. However, certain awards that were granted during 2016 in replacement of cancelled awards were vested immediately. The Company utilizes the Black-Scholes model to determine fair value, which incorporates assumptions to value equity-based awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the expected term of the option at the time of grant. At this time, there is no public market for the Company's equity. Therefore, the Company considers the historic volatility of publicly traded peer companies when determining the volatility factor. The expected life of the options is based on a formula considering the vesting period and term of the options awarded, which is generally seven years. On December 20, 2016, outstanding equity options of SES Holdings were exchanged for equivalent equity options in Select Energy Services. There was no incremental compensation expense recorded as a result of the exchange.

        A summary of its equity option activity and related information is as follows:

	December 31, 2016		December 31, 2015
	Unit Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Beginning balance	973,410	$16.16	1,262,220	$16.34
Granted	204,245	16.17	—	—
Cancelled	(556,934)	15.79	(288,810)	16.93

Ending balance	620,721	$16.50	973,410	$16.16

        The weighted-average grant date fair value of equity options granted during the year ended December 31, 2016 was $1.84. The table below presents the assumptions used in determining the fair value of certain equity options previously cancelled that were regranted during the year ended December 31, 2016.

	$14.33 Strike	$20.61 Strike
Underlying Equity	$6.08	$6.08
Strike Price	$14.33	$20.61
Dividend Yield (%)	0.0%	0.0%
Risk free rate (%)	0.86%	0.86%
Volatility (%)	63.0%	63.0%
Expected Term (Years)	5	5

        The Company recognized approximately $0.3 million and $0.7 million of compensation expense related to equity options during the years ended December 31, 2016 and 2015, respectively.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9—EQUITY-BASED COMPENSATION (Continued)

        The Company's fully vested equity option activity and related information is as follows:

	December 31, 2016		December 31, 2015
	Vested Units	Weighted Average Exercise Price	Vested Units	Weighted Average Exercise Price
Beginning balance	905,698	$16.30	852,736	$17.19
Vested	229,747	15.96	257,973	14.69
Cancelled	(514,724)	15.91	(205,011)	17.99

Ending balance	620,721	$16.50	905,698	$16.30

        The weighted-average remaining contractual term of outstanding vested equity at December 31, 2016 and 2015 was 2.50 and 3.50, respectively. All vested outstanding equity options are currently exercisable; however, the exercise price of 197,294 equity options, with a weighted-average exercise price of $20.81, exceed the price of the underlying equity instruments.

Phantom awards

        The Company's Phantom Awards are cash settled awards contingent upon meeting certain equity returns and a liquidation event. The distribution amount is based on the fair value of the underlying equity at the time of the liquidation event with a maximum value of $7.53 per Phantom Award. As a result of the cash-settlement feature of these awards, the Company considers these awards to be liability awards, which are measured at fair value at each reporting date and the pro rata vested portion of the award is recognized as a liability to the extent that the performance condition is deemed probable. No compensation expense has been recognized to date due to the non-occurrence of the performance condition, which is not yet considered probable. Activity related to the Company's Phantom Awards is as follows:

	For the year ended December 31,
	2016	2015
Beginning balance	1,289,472	995,991
Granted	158,031	524,554
Cancelled	(19,920)	(231,073)

Ending balance	1,427,583	1,289,472

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS

        The Company had variable rate debt outstanding which is subject to interest rate risk based on volatility in underlying interest rates. In April 2013, the Company entered into a pay fixed, receive variable interest rate swap, with an aggregate notional amount of $125.0 million, which the Company designated as a cash flow hedge. The derivative contract matured in April 2016. The change in value and amounts reclassified to interest expense during years ended December 31, 2015 and 2016, are nominal. The fair value measurement of the interest rate swap agreement was based on Level 2 inputs. See Note 11—Fair Value Measurement for further discussion.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below summarizes the fair value and classification of the Company's derivative instruments:

		As of December 31,
Classification	Balance Sheet Location	2016	2015
		(in thousands)
Liabilities:
Current liability	Accrued expenses and other current liabilities	$—	$7
Long-term liability	Other long-term liabilities	—	—

Total liabilities		$—	$7

        Changes in the fair values of the Company's derivative instruments are presented on a net basis in the accompanying consolidated statements of operations. Changes in the fair value of the Company's interest rate swap derivative instruments are as follows:

	Year Ended December 31,
Derivatives designated as cash flow hedges	2016	2015
	(in thousands)
Beginning fair value of interest rate swap derivative instruments	$(7)	$(68)
Amount of unrealized losses recognized in OCI	(106)	(277)
Amount of gains reclassified from AOCI to earnings (effective portion)	113	338

Net change in fair value of interest rate swap derivative instruments	7	61

Ending fair value of interest rate swap derivative instruments	$—	$(7)

NOTE 11—FAIR VALUE MEASUREMENT

        The Company utilizes fair value measurements to measure assets and liabilities in a business combination or assess impairment of property and equipment, intangible assets and goodwill. Fair value is defined as the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in an orderly transaction between market participants at the measurement date. Further, ASC 820, Fair Value Measurements, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and includes certain disclosure requirements. Fair value estimates are based on either (i) actual market data or (ii) assumptions that other market participants would use in pricing an asset or liability, including estimates of risk.

        ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—FAIR VALUE MEASUREMENT (Continued)

different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

  Level 1—Unadjusted quoted prices for identical assets or liabilities in active markets.

  Level 2—Quoted prices for similar assets or liabilities in non-active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

  Level 3—Inputs that are unobservable and significant to the fair value measurement (including the Company's own assumptions in determining fair value).

        A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. There were no transfers into, or out of, the three levels of the fair value hierarchy for the years ended December 31, 2016 and 2015.

Assets and liabilities measured at fair value on a recurring basis

        The Company estimated the fair value of derivative instruments using the market approach via a model that uses inputs that are observable in the market or can be derived from, or corroborated by, observable data. See Note 10—Derivatives Financial Instruments for further discussion.

        The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
	(In thousands)
As of December 31, 2016
Financial liabilities
Interest rate swap derivative instrument	$—	$—	$—	$—
As of December 31, 2015
Financial liabilities
Interest rate swap derivative instrument	$—	$(7)	$—	$(7)

Assets and liabilities measured at fair value on a non-recurring basis

        Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and measurements of goodwill and intangible impairment. As there is no corroborating market activity to support the assumptions used, the Company has designated these measurements as Level 3.

        Long-lived assets, such as property and equipment and finite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that its carrying value may not be recoverable. The development of future cash flows and the estimate of fair value represent the Company's best estimates based on industry trends and reference to market transactions and are subject to variability.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11—FAIR VALUE MEASUREMENT (Continued)

        The Company conducts its annual goodwill impairment test in the fourth quarter each year, or more frequently if indicators of impairment exist. As a result of triggering events during 2015, the Company conducted its goodwill impairment test as of September 30, 2015. The Company determined that additional triggering events were present during 2016 resulting in an additional impairment assessment. The Company's annual impairment test utilizes discounted cash flow projections using weighted average cost of capital calculations based on capital structures of publicly traded peer companies to determine the fair value of its reporting units. The Company's reporting units are based on its organizational and reporting structure. Application of the goodwill impairment test requires judgment, including the identification of reporting units, allocation of assets (including goodwill) and liabilities to reporting units and determining the fair value. The determination of reporting unit fair value relies upon certain estimates and assumptions. These estimates and assumptions are affected by numerous factors, including the general economic environment and levels of exploration and production activity of oil and natural gas companies.

        The Company's estimates of fair value have been determined at discrete points in time based on relevant information. These estimates involve uncertainty and cannot be determined with precision. There were no significant changes in valuation techniques or related inputs for the years ended December 31, 2016 and 2015.

        The following table presents information about the Company's assets measured at fair value on a non-recurring basis for the years ended December 31, 2016 and 2015.

	Fair Value Measurements Using
				Carrying Value(1)
	Level 1	Level 2	Level 3		Impairment
	(In thousands)
Year Ended December 31, 2016
Goodwill	$—	$—	$—	$138,529	$138,529
Intangible Assets	—	—	—	137	137
Fixed Assets	—	—	23,188	83,214	60,026
Year Ended December 31, 2015
Goodwill	$—	$—	$—	$20,136	$20,136
Intangible Assets	—	—	—	1,230	1,230

(1)
Amount represents carrying value at the date of assessment.

Other fair value considerations

        The carrying values of the Company's current financial instruments, which include cash and cash equivalents, accounts receivable trade and accounts payable, approximate their fair value at December 31, 2016 and 2015 due to the short-term maturity of these instruments. The Company had no outstanding debt as of December 31, 2016. The carrying value of debt as of December 31, 2015 approximates fair value due to variable market rates of interest. These fair values, which are Level 3 measurements, were estimated based on the Company's incremental borrowing rates for similar types of borrowing arrangements, when quoted market prices were not available. The estimated fair values of the Company's financial instruments are not necessarily indicative of the amounts that would be realized in a current market exchange.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 12—RELATED PARTY TRANSACTIONS

        The Company considers its related parties to be those members who are beneficial owners of more than 5.0% of its common stock, executive officers, members of its board of directors or immediate family members of any of the foregoing persons. The Company has entered into a significant number of transactions with related parties. The Company's board of directors regularly reviews these transactions. Notwithstanding this, its results of operations may be different if these transactions were conducted with non-related parties. During the year ended December 31, 2016, sales to related parties were $1.2 million. Purchases from related party vendors were $4.3 million during the year ended December 31, 2016. These purchases comprised $1.0 million relating to purchases of property and equipment, $0.2 million relating to inventory and consumables, $1.1 million relating to rent of certain equipment or other services used in operations, and $2.0 million relating to management, consulting and other services. During the year ended December 31, 2015, sales to related parties were $4.1 million. Purchases from related party vendors were $8.6 million during the year ended December 31, 2015. These purchases comprised $4.0 million relating to purchases of property and equipment, $0.9 million relating to inventory and consumables, $1.0 million relating to rent of certain equipment or other services used in operations, and $2.7 million relating to management, consulting and other services.

Tax receivable agreements

        In connection with the 144A Offering, the Company entered into two tax receivable agreements (the "Tax Receivable Agreements") with Legacy Owner Holdco, Crestview GP, and certain affiliates of Predecessor unitholders (collectively, the "TRA Holders").

        The first of the Tax Receivable Agreements, which the Company entered into with Legacy Owner Holdco and Crestview GP, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) certain increases in tax basis that occur as a result of the Company's acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's SES Holdings, LLC common units in connection with the 144A Offering or pursuant to the exercise of the Exchange Right or the Company's Call Right and (ii) imputed interest deemed to be paid by the Company as a result of, and additional tax basis arising from, any payments the Company makes under such Tax Receivable Agreement.

        The second of the Tax Receivable Agreements, which the Company entered into with an affiliate of the Contributing Legacy Owners, generally provides for the payment by the Company to such TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income and franchise tax that the Company actually realizes (computed using simplifying assumptions to address the impact of state and local taxes) or is deemed to realize in certain circumstances in periods after the 144A Offering as a result of, as applicable to each such TRA Holder, (i) any net operating losses available to the Company as a result of certain reorganization transactions entered into in connection with the 144A Offering and (ii) imputed interest deemed to be paid by the Company as a result of any payments the Company makes under such Tax Receivable Agreement.

        See Note 13—Income Taxes for further discussion of amounts recorded in connection with the 144A Offering.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES

        Following the 144A Offering, the Company is subject to U.S. federal and state income taxes as a corporation. Prior to the 144A Offering, the Predecessor only recorded a provision for Texas franchise tax and federal and state provisions for certain corporate subsidiaries as the Predecessor's taxable income or loss was includable in the income tax returns of the individual partners and members. Specifically, SES Holdings and its subsidiaries, with the exception of certain corporate subsidiaries, are treated as flow-through entities for U.S. federal income tax purposes, and as such, are generally not subject to U.S. federal income tax at the entity level. Rather, the tax liability with respect to its taxable income is passed through to its members or partners. Accordingly, the Select Energy Services will recognize a tax liability on its share of SES Holdings' pre-tax book income, exclusive of the noncontrolling interest for periods following the 144A Offering. The components of the federal and state income tax expense (benefit) are summarized as follows:

	Year Ended December 31,
	2016	2015
	(in thousands)
Current tax expense
Federal	$—	$341
State	275	836

Total current expense	275	1,177

Deferred tax expense (benefit)
Federal	(841)	(785)
State	42	(68)

Total deferred benefit	(799)	(853)

Total income tax provision (benefit)	$(524)	$324

Tax expense (benefit) attributable to controlling interests	$(179)	$324
Tax benefit attributable to noncontrolling interests	(345)	—

Total income tax expense (benefit)	$(524)	$324

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

        A reconciliation of the Company's provision for income taxes as reported and the amount computed by multiplying income before taxes, less noncontrolling interest, by the U.S. federal statutory rate of 35%:

Year Ended December 31, 2016
(in thousands)
Provision calculated at federal statutory income tax rate:
Net income before taxes	$(313,948)
Statutory rate	35%
Income tax benefit computed at statutory rate	(109,882)
Less: Noncontrolling interests	109,230

Income tax benefit attributable to controlling interests	(652)
State and local income taxes, net of federal benefit	87
Change in valuation allowance	386

Tax benefit attributable to controlling interests	(179)
Tax benefit attributable to noncontrolling interests	(345)

Total income tax benefit	$(524)

        For the year ended December 31, 2015, the calculation is not applicable as the Company was not subject to federal income taxes prior to the 144A Offering, with the exception of certain corporate subsidiaries.

        Deferred taxes result from the temporary differences between financial reporting carrying amounts and the tax basis of existing assets and liabilities. As of December 31, 2016 and 2015, the Company had net deferred tax liabilities of $0.6 million and $1.4 million, respectively, which are recorded in other

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

long-term liabilities on the consolidated balance sheets. The principal components of the deferred tax assets (liabilities) are summarized as follows:

	Year Ended December 31,
	2016	2015
	(in thousands)
Deferred tax assets
Section 754 election tax basis adjustment	$3,601	$—
Net operating loss	3,999	—
Credits and other carryforwards	142	—
Investment in consolidated subsidiary SES Holdings, LLC	297	—
Property and equipment	220	—

Total deferred tax assets	8,259	—

Deferred tax liabilities
Property and equipment	—	68
Intangible assets	811	1,343
Noncurrent state deferred tax liability	113	—

Total deferred tax liabilities	924	1,411

Net deferred tax assets (liabilities)	7,335	(1,411)
Valuation allowance	(7,932)	—

Net deferred tax assets (liabilities)	$(597)	$(1,411)

        On the date of the 144A Offering, the Company recorded a net deferred tax asset of $9.7 million related to the step up in tax basis resulting from the purchase by the Company of common units of SES Holdings. This deferred tax asset has a full valuation allowance. As a result, the Company has not recorded a liability for the effect of any associated Tax Receivable Agreement liabilities as the liability is based on the actual cash tax savings, which are not considered probable as of December 31, 2016. See Note 12—Related Party Transactions for further discussion of the Tax Receivable Agreements.

        The Company has a federal net operating loss carryforward of $10.9 million and a state net operating loss carryforward of $3.4 million, which begin to expire in 2031. The tax benefits of the net operating losses are recorded as an asset to the extent that management assesses the utilization of such carryforwards to be more likely than not. When the future utilization of some portion of the carryforwards or other deferred tax assets is determined not to be more likely than not, a valuation allowance is provided to reduce the recorded tax benefits from such assets. As of December 31, 2016, the Company has a valuation allowance of $7.9 million as a result of management's assessment as to the realizability of certain deferred tax assets. Management believes there will be sufficient future taxable income based on the reversal of temporary differences to enable utilization of those deferred tax assets that do not have a valuation allowance recorded against them.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13—INCOME TAXES (Continued)

        Separate federal and state income tax returns are filed for Select Energy Services, SES Holdings, and certain consolidated affiliates. The tax years 2012 through 2015 remain open to examination by the major taxing jurisdictions to which the Company is subject to income tax. Select Energy Services and SES Holdings are not currently under any income tax audits.

        Accounting for uncertainty in income taxes prescribes a recognition threshold and measurement methodology for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As of December 31, 2016 and 2015 there was no material liability or expense for the periods then ended recorded for payments of interest and penalties associated with uncertain tax positions or material unrecognized tax positions and the Company's unrecognized tax benefits were not material.

NOTE 14—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

        Accumulated other comprehensive income (loss) relates to the Company's interest rate swap financial instrument and consists of the followings:

Accumulated Other Comprehensive Income (Loss)
(in thousands)
Balance as of December 31, 2014	$(68)
Other comprehensive income (loss) before reclassification	(277)
Amounts reclassified from accumulated other comprehensive income (loss)	338

Balance as of December 31, 2015	$(7)
Other comprehensive income (loss) before reclassification	(106)
Amounts reclassified from accumulated other comprehensive income (loss)	113

Balance as of December 31, 2016	$—

        Other comprehensive income (loss) was nominal for the years ended December 31, 2016 and 2015.

NOTE 15—NONCONTROLLING INTERESTS

        The Company has ownership interests in multiple subsidiaries that are consolidated within the Company's financial statements but are not wholly owned. During the year ended December 31, 2016, the Company purchased additional interests from third-parties in certain of these subsidiaries for a total of $0.3 million. As a result of the Company's increased interest in these subsidiaries, the Company reduced its noncontrolling interests by $1.1 million and recognized an increase in Predecessor equity related to the purchase of noncontrolling interests of $0.7 million.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15—NONCONTROLLING INTERESTS (Continued)

        The following table summarizes the effects of changes in noncontrolling interests on Predecessor equity for the year ended December 31, 2016:

December 31, 2016
(in thousands)
Net loss prior to 144A Offering	$(306,481)
Transfers from noncontrolling interests:
Increase in Predecessor equity due to purchase of noncontrolling interests	707

Change to Predecessor equity from net loss prior to 144A Offering and transfers from noncontrolling interests	$(305,774)

NOTE 16—EARNINGS PER SHARE

        Earnings per share are based on the amount of income allocated to the shareholders and the weighted-average number of shares outstanding during the period for each class of common stock. The Company's outstanding options are not included in the calculation of diluted weighted average shares outstanding for the periods presented as the effect is antidilutive.

        Earnings related to periods prior to the reorganization and 144A Offering are attributable to the Predecessor. The following table presents the Company's calculation of basic and diluted earnings per

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16—EARNINGS PER SHARE (Continued)

share for the year ended December 31, 2016 (dollars in thousands, except share and per share amounts):

Year Ended December 31, 2016
Net loss	$(313,948)
Net loss attributable to Predecessor	306,481
Net loss attributable to noncontrolling interests	6,424

Net loss attributable to Select Energy Services, Inc.	$(1,043)

Allocation of loss attributable to:
Class A-1 stockholders	$(844)
Class A stockholders	(199)
Class B stockholders	—

$(1,043)

Weighted average shares outstanding:
Class A-1—Basic & Diluted	16,100,000

Class A—Basic & Diluted	3,802,972

Class B—Basic & Diluted	38,462,541

Net loss per share attributable to common stockholders:
Class A-1—Basic & Diluted	$(0.05)

Class A—Basic & Diluted	$(0.05)

Class B—Basic & Diluted	$—

NOTE 17—SEGMENT INFORMATION

        Select Energy Services is an oilfield services company that provides solutions to the North American onshore oil and natural gas industry. The Company's services are offered through three operating segments. Corporate and other expenses that do not individually meet the criteria for segment reporting are reported separately as Corporate. Each operating segment reflects a reportable segment led by separate segment management that reports directly or indirectly to the Company's chief operating decision maker ("CODM"). The Company's CODM assesses performance and allocates resources on the basis of the following three reportable segments:

  Water Solutions—The Water Solutions segment provides water-related services to customers that include major integrated oil companies and independent oil and natural gas producers. These services include: the sourcing of water; the transfer of the water to the wellsite through permanent pipeline infrastructure and temporary pipe; the containment of fluids off- and on-location; measuring and monitoring of water; the filtering and treatment of fluids, well testing and handling of flowback and produced formation water; and the transportation and recycling or disposal of drilling, completion and production fluids.

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—SEGMENT INFORMATION (Continued)

  Accommodations and Rentals—The Accommodations and Rentals segment provides workforce accommodations and surface rental equipment supporting drilling, completion and production operations to the U.S. onshore oil and gas industry.

  Wellsite Completion and Construction Services—The Wellsite Completion and Construction Services segment provides oil and natural gas operators with a variety of services, including crane and logistics services, wellsite and pipeline construction and field services. These services are performed to establish, maintain and improve production throughout the productive life of an oil or gas well, or to otherwise facilitate other services performed on a well.

        Financial information as of and for the years ended December 31, 2016 and 2015, by segment, is as follows:

	As of and for the year ended December 31, 2016
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures	Total Assets
	(in thousands)
Water Solutions	$241,766	$(282,019)	$81,051	$34,458	$331,111
Accommodations and Rentals	27,367	(10,930)	10,841	1,580	38,874
Wellsite Completion and Construction Services	34,094	(4,108)	5,215	288	29,994
Elimination	(828)	—	—	—	—

Loss from operations		(297,057)
Corporate	—	(1,916)	—	—	5,087
Interest expense, net	—	(16,128)	—	—	—
Other income, net	—	629	—	—	—

	$302,399	$(314,472)	$97,107	$36,326	$405,066

	As of and for the year ended December 31, 2015
	Revenue	Income (loss) before taxes	Depreciation and Amortization	Capital Expenditures	Total Assets
	(in thousands)
Water Solutions	$427,592	$(52,757)	$89,271	$34,724	$560,064
Accommodations and Rentals	53,677	(486)	11,475	10,555	52,890
Wellsite Completion and Construction Services	56,299	(3,003)	6,702	3,407	35,384
Elimination	(1,991)	—	—	—	—

Loss from operations		(56,246)
Corporate	—	(12,527)	264	—	1,910
Interest expense, net	—	(13,689)	—	—	—
Other income, net	—	893	—	—	—

	$535,577	$(81,569)	$107,712	$48,686	$650,248

SELECT ENERGY SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17—SEGMENT INFORMATION (Continued)

        Revenue by groups of similar products and services are as follows:

	For the year ended December 31,
	2016	2015
	(in thousands)
Water sourcing and transfer(1)	$144,659	$230,354
Well testing and flowback	37,582	75,820
Fluid hauling and disposal	59,214	121,322
Accommodations and rentals	27,151	52,948
Wellsite completion and construction services	33,793	55,133

	$302,399	$535,577

(1)
Includes water sourcing, water transfer, containment, water monitoring, and water treatment and recycling services.

NOTE 18—SUBSEQUENT EVENTS

        On January 23, 2017, the Company issued 10,668 equity options to certain members of the Company's board of directors related to the addition of independent directors and 324,111 equity options to certain employees of the Company with a strike price of $20.00 and terms ranging from seven to ten years. Additionally, the Company granted 2,500 restricted stock units to certain members of the Company's board of directors related to the addition of independent directors and 34,867 restricted stock units to certain employees.

        On February 7, 2017, the Company issued 75,399 equity options to certain employees with a strike price of $20.00 and a term of seven years.

        On February 20, 2017, the Company issued 8,002 equity options to certain employees with a strike price of $20.00 and a term of seven years. Additionally, the Company granted 1,875 restricted stock units to certain employees.

        On February 24, 2017, the Company entered into a purchase and sale agreement to acquire a company in the Permian Basin with proprietary fresh water sources and water transport infrastructure for $56.5 million, with 90% to be paid in cash and 10% to be paid in equity, subject to certain closing adjustments. Closing is expected to be completed before the end of the first quarter of 2017.

        The Company has evaluated subsequent events through March 2, 2017, the date the financial statements are available to be issued.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other expenses of issuance and distribution

        The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and New York Stock Exchange listing fee, the amounts set forth below are estimates. The selling shareholders will not bear any portion of such expenses.

SEC registration fee	$25,431
FINRA filing fee	33,413
NYSE listing fee	198,112
Accountants' fees and expenses	630,000
Legal fees and expenses	1,500,000
Printing and engraving expenses	175,000
Miscellaneous	188,044

Total	$2,750,000

Item 14.    Indemnification of Directors and Officers

        Our amended and restated certificate of incorporation will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our amended and restated bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

        Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys' fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

        Our amended and restated certificate of incorporation will also contain indemnification rights for our directors and our officers. Specifically, our amended and restated certificate of incorporation will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

        We have obtained directors' and officers' insurance to cover our directors, officers and some of our employees for certain liabilities.

        We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

        On December 20, 2016, we completed a private placement of 16,100,000 shares of Class A-1 common stock. FBR Capital Markets & Co. acted as initial purchaser and placement agent in the offering. We refer to this offering herein as the 144A Offering. Shares of our common stock were sold to qualified institution buyers, accredited investors and certain foreign investors at a price of $20.00 per share, an aggregate offering price of $322 million, for net proceeds of $297.2 million. FBR's initial purchaser discount and placement fee was $1.375, except a lower initial purchaser's discount and placement fee was paid with respect to $60.0 million of shares of Class A-1 common stock purchased by certain investors identified by us, resulting in an aggregate discount of $19,512,500. In addition, in connection with the reorganization transactions described under "Organizational Structure," we issued 3,802,972 shares of Class A common stock to certain of our stockholders in exchange for their membership interests in SES Holdings, LLC and issued 38,462,541 shares of Class B common stock (along with a corresponding number of SES Holdings LLC Units) to certain of our other stockholders in exchange for their membership interests in SES Holdings, LLC. We believe these issuances were exempt from registration pursuant to Section 4(a)(2), Rule 144A, Regulation S or Regulation D of the Securities Act based on representation to us or FBR Capital Markets & Co. by each investor or investor transferee that such investor is an "accredited investor" as defined in Rule 501(a) under the Securities Act, such investor is a non-US person and otherwise complies with the requirements for relation of Regulation S, or such investor is a "qualified institutional buyer" as defined in Rule 144A(a)(i) under the Securities Act, as the case may be. The shares of Class A-1 common stock and Class B common stock are convertible into shares of Class A common stock upon the satisfaction of certain conditions.

        During the past three years, we have issued additional unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions or any public offering, and we believe that each of these transactions was exempt from the registration requirements pursuant to Section 4(2) of the Securities Act, Regulation D or Regulation S promulgated thereunder or Rule 701 of the Securities Act. The recipients of these securities represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All share and price information included in this section reflects the impact of the stock split and reclassification of our pre-reclassification common stock described in the section titled "Reorganization Matters—Stock Split and Reclassification."

        The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

Date of issuance	Number of options granted(1)	Grant date exercise price ($/sh)
December 20, 2016(2)	6,402	$9.39
December 20, 2016(2)	373,201	$14.33
December 20, 2016(2)	43,826	$16.57
December 20, 2016(2)	119,887	$20.61
December 20, 2016(2)	77,409	$21.12
January 23, 2017	334,779	$20.00
February 7, 2017	75,399	$20.00
February 20, 2017	8,002	$20.00

(1)
No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options.

(2)
Each of these nonqualified stock options was originally granted under the 2011 Plan and later exchanged for substantially equivalent (after giving effect to the reorganization transactions in connection with the 144A Offering) nonqualified stock options under the Select Energy Services, Inc. 2016 Equity Incentive Plan (the "2016 Plan"). Such nonqualified stock options vested in substantially equal one-third installments on each of the first three anniversaries of the original date of grant.

        On March 10, 2017, we issued 274,998 shares of Class A common stock to the former shareholders of Gregory Rockhouse Ranch, Inc. and certain of its affiliates as consideration for the Permian Acquisition.

        Certain transactions, including (i) certain of the above-described issuances of option grants to accredited investors and (ii) issuances of our Class A common stock as consideration for acquisitions as described above were made in reliance upon the exemption from registration requirements of the Securities Act available under Section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S. The recipients of the securities in these transactions represented that they were sophisticated persons and that they intended to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such sales. We believe that the purchasers either received adequate information about us or had adequate access, through their relationships with us, to such information.

        All other issuances of common stock described above represent grants of restricted stock under the 2011 Plan or 2016 Plan to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to "compensatory benefit plans" as defined under that rule. We believe that the 2011 Plan and the 2016 Plan qualify as compensatory benefit plans.

Item 16.    Exhibits and financial statement schedules

        See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Texas, on April 17, 2017.

Select Energy Services, Inc.
By:	/s/ JOHN D. SCHMITZ John D. Schmitz Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities indicated below as of April 17, 2017.

Name		Title

/s/ JOHN D. SCHMITZ John D. Schmitz		Chairman and Chief Executive Officer (Principal Executive Officer)
* Gary Gillette		Chief Financial Officer and Senior Vice President (Principal Financial Officer and Principal Accounting Officer)
* Robert Delaney		Director
* Adam Klein		Director
* Douglas J. Wall		Director
* Richard A. Burnett		Director
*By:	/s/ JOHN D. SCHMITZ John D. Schmitz Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Description
**1.1	Form of Underwriting Agreement

**3.1	Second Amended and Restated Certificate of Incorporation of Select Energy Services, Inc.

**3.2	Amended and Restated Bylaws of Select Energy Services, Inc.

**4.1	Form of Stock Certificate

**4.2	Registration Rights Agreement, dated December 20, 2016, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II Investment B, LLC

**4.3	Registration Rights Agreement, dated December 20, 2016, by and between Select Energy Services, Inc. and FBR Capital Markets & Co.

*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

10.1	Amended and Restated Revolving Credit Agreement, dated May 3, 2011, among Select Energy Services, LLC, Wells Fargo Bank, N.A., as administrative agent, and the lenders named therein (incorporated by reference to Annex A of Amendment No. 15 to Amended and Restated Revolving Credit Agreement, dated December 20, 2016, filed herewith as Exhibit 10.2)

**10.2	Amendment No. 15 to Amended and Restated Revolving Credit Agreement, dated December 20, 2016

**10.3	Select Energy Services, Inc. Long-Term Incentive Plan

**10.4	Form of Indemnification Agreement

**10.5	Tax Receivable Agreement, dated December 20, 2016, by and among Select Energy Services, Inc., SES Legacy Holdings, LLC and Crestview Partners II GP, L.P.

**10.6	Tax Receivable Agreement, dated December 20, 2016, by and among Select Energy Services, Inc., Crestview Partners II SES Investment B, LLC and Crestview Partners II GP, L.P.

**10.7	Management Services Agreement, dated December 19, 2016, by and between Select Energy Services, Inc. and Crestview Advisors, L.L.C.

**10.8	Management Services Agreement, dated December 19, 2016, by and between Select Energy Services, Inc. and B-29 Investments, LP

**10.9	Eighth Amended and Restated Limited Liability Company Agreement of SES Holdings, LLC

**10.10	Form of 2016 Equity Incentive Plan Stock Option Agreement

**16.1	Letter re change in Certifying Accountant

**21.1	List of subsidiaries of Select Energy Services, Inc.

*23.1	Consent of Pannell Kerr Forster of Texas, P.C.

*23.2	Consent of Grant Thornton LLP

*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

**24.1	Power of Attorney (included on the signature page of this Registration Statement)

*
Filed herewith.

**
Previously filed.